Form 10-K405, Exhibit 13
period 1995-12-31
PHARMACIA & UPJOHN INC
filed 1996-04-01
CIK 949573

                                                                     EXHIBIT 13

FINANCIAL REVIEW

Pharmacia & Upjohn, Inc. (the company) was formed in November 1995 by the merger of Pharmacia AB (Pharmacia) with The Upjohn Company (Upjohn). Both Pharmacia and Upjohn were research-based pharmaceutical companies operating on a worldwide basis. The merger combined two operations that were complementary in both therapeutic expertise and geographic presence to create a company with total revenue of $7.1 billion and $11.5 billion in total assets.
        The merger has been accounted for as a pooling of interests. Accordingly, all prior-year data have been combined as if the companies had been merged during all periods reported. The company reports its operations as a single industry segment - pharmaceutical products. In addition to prescription pharmaceutical products, this industry designation includes activities in the affiliated businesses of consumer and animal health pharmaceuticals, pharmaceutical chemicals and contract manufacturing, diagnostic systems and biotechnological products.

Overview of consolidated results

U.S. dollars in millions, except per-share data      1995  % change      1994  % change      1993
- -------------------------------------------------------------------------------------------------
Total revenue                                    $7,094.6        4%  $6,822.8         4% $6,560.8
Operating income                                  1,002.9      (14)   1,163.7        60     729.5
Earnings from continuing
operations before income
taxes                                             1,136.4      (11)   1,271.3        63     777.7
Earnings from continuing
operations                                          738.7      (11)     833.5        49     560.6
Net earnings                                        738.7      (12)     835.1        42     587.8
Net earnings per common share:
     -Primary                                    $   1.43      (12)     $1.63        43  $   1.14
     -Fully diluted                              $   1.41      (12)     $1.60        42  $   1.13
                                                 ================================================



                 Pharmacia & Upjohn       Annual Report 1995

When comparing year-to-year earnings, restructurings, merger charges and discontinued operations recorded over the past three years should be considered. Major restructuring charges were recorded in both 1995 and 1993. Restructuring charges recorded in 1995 were almost entirely related to the merger and reduced earnings by $103.4 million ($67.7 million or $.14 per share after tax). Further restructuring costs, associated with the merger, will be recognized in future reporting periods. The 1993 restructuring that reduced earnings by $268.7 million ($212.5 million or $.42 per share after tax) was associated with a workforce reduction, the write-down of certain assets and the reduction of excess manufacturing capacity. These restructurings are discussed further in separate sections of this review.
        In 1995, costs incurred to effect the merger totaled $138.2 million ($117.8 million or $.23 per share after tax). These costs consisted primarily of professional and registration fees and the cost of terminating two third-party distribution agreements that conflicted with the merged operations. Other merger costs were associated with planning and executing the merger. Additional costs associated with the execution of the merger are expected to be incurred in 1996.
        In addition, several actions were taken over the past three years to increase the company's focus on its core pharmaceutical business, including the 1994 sale of the Asgrow Seed Company and the 1993 sale of Asgrow Florida Company. Also in 1994, the company sold Deltec, Inc. The gain on this sale increased 1994 net earnings by $30 million ($.06 per share). In 1993, the shares of BCP Branded Consumer Products AB (BCP) were distributed to the shareholders of the former Procordia AB, the predecessor to Pharmacia. Except for the sale of Deltec, these divestitures have been reported as discontinued operations.


PRODUCT SALES

The table below provides a year-to-year comparison of consolidated net sales by major therapeutic product groups:

U.S. dollars in millions      1995  % change      1994
- ------------------------------------------------------
Infectious Disease        $  687.1      10.3% $  622.9
Metabolic Disease            635.9      (2.1)    649.4
Critical Care and
Thrombosis                   579.7      12.8     514.1
Central Nervous System       571.8        .3     570.3
Oncology                     566.2       6.7     530.6
Women's Health               541.2       6.1     509.9
Nutrition                    399.0       8.1     369.0
Ophthalmology                296.0       5.3     281.0
Other Prescription
Pharmaceuticals              957.7     (12.8)  1,098.1
Consumer Health Care         441.5      (2.1)    451.2
Animal Health                383.1      14.0     336.2
Chemical & Contract
Manufacturing                199.9      17.1     170.7
Total Pharmaceuticals      6,259.1       2.6   6,103.4
Biotech/Biosensor            437.0      13.5     385.0
Diagnostics                  253.0      17.1     216.0
Consolidated
net sales                 $6,949.1       3.6% $6,704.4
                          ============================



Note: Sales data for 1993 by therapeutic group are not available for comparison.


                 Pharmacia & Upjohn       Annual Report 1995

Sales outside the United States in 1995 were $4.8 billion, up 10 percent from $4.4 billion in 1994. Consolidated 1995 sales in the United States decreased nine percent from $2.3 billion in 1994 to $2.1 billion and represented 30 percent of 1995 consolidated sales, down from 35 percent. Worldwide consolidated sales for 1995 were up as the result of a five percent benefit from favorable changes in currency exchange rates and a one percent increase from volume, offset by a two percent decline from the 1994 divestment of the Deltec operation. Overall, declines in sales prices had a minimal effect on sales for the year.
        Sales growth of Infectious Disease products was led by the Cleocin (Dalacin outside the U.S.) family of antibiotic products, with strong sales growth in non-U.S. markets and solid growth in the U.S. Vantin, the broad-spectrum oral antibiotic sold primarily in the U.S., also continued good sales growth.
        Sales of Metabolic Disease products were led by Genotropin, the growth hormone, with increases in Japan, Germany and Sweden. Genotropin has been marketed under an agreement with Genentech, Inc., which provided the company with exclusive sales rights to the product outside of the U.S. and Canada. As a result of the November 1995 expiration of this agreement, the company is able to market Genotropin in the U.S. and Canada while Genentech may now market its growth hormone products worldwide. Continuing generic competition for Micronase, the oral antidiabetes agent that lost U.S. market exclusivity in 1994, led to a decline in sales. Sales of Glynase, the oral antidiabetes agent, declined as a result of the loss of U.S. market exclusivity in March 1995.
        Sales growth recorded by Critical Care and Thrombosis products was led by Solu-Medrol, the injectable steroid, and other Medrol products in non-U.S. markets. Fragmin, for prevention of blood clots in connection with surgery, demonstrated good growth in Germany, Sweden and other non-U.S. markets. Fragmin was approved for sale in the U.S. late in 1995. The first sales of Freedox (tirilazad mesylate), for subarachnoid hemorrhage in males, were recorded in non-U.S. markets in mid-1995. In March 1996, the company announced that it was discontinuing research for tirilazad mesylate in head injury. Clinical trials and evaluation for the U.S. approval of Freedox for the treatment of subarachnoid hemorrhage in females at higher dose levels and for both stroke and spinal cord injury are continuing.
        Sales of Central Nervous System agents were flat for the year. Sales growth outside the U.S. was offset by a decline in the U.S. The decline is the continuing result of intense U.S. generic competition for Xanax, the anti-anxiety agent, and Halcion, the sleep-inducing agent, both of which lost U.S. patent protection in October 1993. In non-U.S. markets, Xanax continued to record good growth while Halcion grew moderately. Sermion, for senile dementia, recorded good growth in non-U.S. markets, especially Japan, Germany and Italy. In December 1995, a New Drug Application (NDA) was filed with the U.S. Food and Drug Administration (FDA) for pramipexole, a treatment for Parkinson's disease. Also in January 1996, cabergoline, for Parkinson's disease, was approved for marketing in Denmark and Switzerland.
        Sales of Oncology products grew through good performance in non-U.S. markets. This increase was led by non-U.S. sales of Farmorubicin, for solid tumors and leukemias. Sales of Adriamycin, also for cancer, were down somewhat in the U.S. due to generic competition. Sales of other branded and generic oncology products also contributed to growth worldwide. In 1994, the company completed a series of agreements with Yakult Honsha Co. Ltd. for the rights to develop and market the anticancer compound irinotecan for several indications in the U.S., Canada, and Latin America. An NDA has been filed with the FDA for irinotecan, trade name Camptosar, for the treatment of refractory colorectal cancer.
        Sales in the Women's Health product group were again led by Depo-Provera, the injectable contraceptive, which continued to record strong increases, especially in the U.S.



                 Pharmacia & Upjohn       Annual Report 1995

Partially offsetting this increase were declines in U.S. sales of Ogen, for estrogen replacement, largely due to generic substitution. Sales of Provera products, the progestational agents, were down in the U.S. due to increasing generic competition but were up moderately in non-U.S. markets. FDA moratoriums on the approval of Abbreviated New Drug Applications protecting exclusivity for Depo-Provera expired in November 1995.
        Sales growth of Nutrition products was led by the non-U.S. sales of Intralipid (including related mixing products), a fat emulsion for intravenous nutrient delivery. This growth was due largely to the July 1995 purchase of the majority interest in a joint venture in China, resulting in its consolidation. Previously, these sales were not included in consolidated sales because the company accounted for its investment under the cost method. China now represents this business area's largest market. All other nutritional products as a group also demonstrated growth in non-U.S. markets.
        Growth in the Ophthalmology products group was led by sales of Healon, for cataract surgery, in Japan and other non-U.S. markets. Sales of Healon declined in the U.S due to fewer cataract operations and greater competition.
        Solid growth by the majority of Other Prescription Pharmaceutical products was led by the worldwide sales of Caverject, the treatment for erectile dysfunction. Caverject first recorded sales in the U.S. in the third quarter of 1995 and is now approved in 44 markets worldwide. Sales of Rogaine (Regaine in non-U.S. markets), for hair loss, were slightly above 1994 levels. In February 1996, Rogaine two percent minoxidil formulation was approved in the U.S. for over-the-counter (non-prescription) sale, and will be sold by the company's Consumer Health Care business beginning in the first half of 1996. In December 1995, an NDA was submitted to the U.S. FDA for a Rogaine five percent minoxidil formulation for the treatment of common hair loss. Salazopyrin, the preparation used to treat inflammatory bowel disorder and rheumatoid arthritis, recorded good sales increases, primarily in Europe. Sales growth in this product group was offset by declines in U.S. sales of Ansaid, the nonsteroidal anti-inflammatory agent, which first encountered significant generic competition late in 1994. Ansaid lost U.S. patent protection in February 1993.
        Consumer Health Care product sales were down as non-U.S. sales increases in Nicorette, for smoking cessation, were offset by a decline in U.S. sales of Motrin IB, the non-steroidal analgesic agent. Motrin IB experienced intense competition resulting from an effort by wholesalers to reduce inventories early in 1995 and increased promotional activity within this market segment.
        Strong sales growth in the Animal Health business was led by the performance of Spectinomycin products in non-U.S. markets. Sales of the antibiotic Naxcel (Excenel in non-U.S. markets) were up worldwide.
        Chemical and Contract Manufacturing sales were up significantly in 1995 due to strong volume increases in Europe and Asia pharmaceutical fine chemical sales and U.S. sales of specialty steroid products.
        Strong sales growth was recorded by the Biotech/Biosensor group. This business develops, manufactures and markets systems, reagents and chemicals for pharmaceutical and biotechnology companies and academic research labs.
        Sales from the Diagnostics business continued to grow in 1995, driven by increased sales of allergy diagnostics, especially in Japan and certain European countries.



                 Pharmacia & Upjohn       Annual Report 1995

OTHER OPERATING REVENUE
The sale of the company's rights under a product co-marketing agreement increased other operating revenue and added $42 million ($26 million or $.05 per share after tax) to 1995 operating earnings. An agreement with Burroughs-Wellcome Co. to provide promotional services for their product Zovirax, also contributed to the increase in this revenue classification. The Zovirax agreement was terminated at the end of 1995.

COSTS AND EXPENSES
Consolidated operating expenses, stated as a percent of net sales, were as follows:

                                   1995            1994               1993
- --------------------------------------------------------------------------
   Cost of products sold          28.5%           28.2%              28.0%
   Research and development       18.0            17.3               17.6
   Marketing, administrative
    and other                     37.7            38.6               39.9
   Merger-related restructuring    1.3
   Merger costs                    2.0
   Other restructuring charges      .2              .3                4.1
   Operating income               14.4            17.4               11.2
                                  ========================================


The increases in 1995 and 1994 cost of products sold, when compared to 1993, are the result of a change in product mix. The change is largely due to U.S. generic competition encountered by several major products identified earlier, most of which carried relatively high gross margins. The change in the U.S. was offset somewhat by an improved product mix in certain European markets, where sales of certain lower margin bulk products were replaced by higher margin branded pharmaceuticals. The decline in gross margins is also due to a higher percentage of total worldwide pharmaceutical product sales in non-U.S. markets where the company's products generally carry lower gross margins.
        Expenditures for research and development (R&D) in 1995 increased as a percent of sales from 1994. In 1995 the company had a greater number of product candidates in the final stages of clinical development, which required higher patient populations for testing. R&D expenses in 1994 were down slightly as a percent of sales from the prior year primarily due to the timing of expenses related to large clinical programs and from the write-down of certain R&D assets upon the 1993 acquisition of the pharmaceutical business of Erbamont N.V. (referred to as FICE) from Montedison S.p.A.
        Marketing, administrative and other expenses as a percent of sales in 1995 were down from both 1994 and 1993. When comparing the expenses measured in U.S. dollars, this category has been essentially flat since 1993. This measure in 1995 included a $59-million write-down of an investment to fair market value in the fourth quarter. Excluding the effect of this write-down, these expenses declined from 1994 due to unusually high costs in 1994 associated with various marketing programs and other expenses. The 1995 measure included reductions in insurance and claims accruals and capital gains on certain sales of fixed assets. Savings from the 1993 restructuring associated with the rationalization of marketing activities following the FICE acquisition in mid-1993 were realized in this expense category. In 1994 the restructuring savings were partially offset by increases in other costs related to various marketing programs and by additional marketing investments in certain emerging international markets.




                 Pharmacia & Upjohn       Annual Report 1995

MERGER COST AND MERGER-RELATED RESTRUCTURING CHARGES

Merger costs recorded in 1995 consisted of transaction costs and expenses to combine the operations of the two companies. Transaction costs ($68.8 million) consisted primarily of professional fees. Expenses to combine the two companies included costs associated with terminating two marketing agreements ($53.0 million) that were in conflict with other aspects of the merged company. Expenses associated with combining operations also were related to planning and implementing the organizational structure of the new company. It is anticipated that some additional merger expenses will be incurred during 1996.
        In December 1995, a major restructuring plan was announced that is designed to eliminate duplicate facilities and functions and focus resources on the objectives of the newly formed company. This merger-related restructuring will ultimately lead to the reduction of approximately 4,100 positions worldwide and the closing or combining of numerous subsidiary locations. In addition, in March 1996, the company announced that it will reduce the number of worldwide pharmaceutical production facilities by approximately 40 percent. The company also announced that research and development efforts will be focused on the company's most promising product candidates, terminating further activity on approximately 20 percent of current development projects. The estimated annual savings from all merger-related restructuring activities are expected to be in excess of $500 million annually.
        Merger-related restructuring charges, totalling $91.6 million, were recorded in the fourth quarter of 1995. These charges covered costs associated with the reduction of approximately 850 positions, elimination of duplicate office facilities and other exit costs. Cash expenditures related to the 1995 merger-related restructuring were minimal, and essentially all of the accrual for these charges is included in current liabilities. Further restructuring charges associated with the merger will be recorded in 1996.


OTHER RESTRUCTURING CHARGES

Restructuring charges in 1995 that were not related to the merger, totalling $11.8 million, were incurred in conjunction with the closure of a manufacturing facility in Sweden. Restructuring charges recorded in 1994 reflect costs associated with a plant closing in the U.S. that was part of the consolidation of manufacturing facilities in the ophthalmology operations. Charges resulting from the write-down of intangibles related to a terminated oncology venture were included in this expense category.
        The restructuring plan announced in 1993 continued to be implemented in 1995. During 1995, the anticipated workforce reduction was completed. Certain plant closings recognized in the original 1993 accruals have not yet been completed; accordingly, approximately $29 million, primarily related to manufacturing rationalization, remains as other current and noncurrent liabilities. No adjustments to the original accruals have been made or are anticipated to be required.


                 Pharmacia & Upjohn       Annual Report 1995

NONOPERATING INCOME AND EXPENSE
Favorable relationships of interest income to interest expense have increased in each of the years 1993 through 1995. The decrease in net interest income from 1993 to 1994 was due to the use of funds to purchase FICE, and the increase in this measure from 1994 to 1995 is largely due to investment of proceeds from the sale of Deltec and certain other assets acquired with FICE and the sale of the Asgrow Seed Company. Nonoperating income in 1994 included the gains on the sale of Deltec and a joint venture. There were no such gains in 1993 or 1995.


INCOME TAXES
The effective tax rate for 1995 was 35 percent, compared to 34.4 percent and 27.9 percent in 1994 and 1993, respectively. The increase in the rate for 1995 from that of 1994 was the result of a lower proportion of total earnings from operations in Puerto Rico and greater goodwill amortization and other nondeductible expense. The increase in the rate for 1994, when compared to 1993, is the net result of changes in Swedish tax laws, a decrease in goodwill and other nondeductible expense and a lower proportion of total earnings from operations in Puerto Rico.
        The company's earnings from manufacturing operations in Puerto Rico are partially exempt from U.S. and Puerto Rico income taxes. The U.S. tax exemption has been and will be steadily diminished due to changes in U.S. tax laws.



FINANCIAL CONDITION
U.S dollars in millions           1995      1994    1993
- ---------------------------------------------------------
Working capital               $2,333.7  $1,928.6  $878.1
Current ratio                   1.88:1    1.67:1  1.32:1
Debt to total capitalization      17.9%     23.4%   26.3%
                              ===========================



Significant increases in working capital and the corresponding improvements in the current ratio were realized in 1994 and 1995. This was partially due to the year-end 1994 receipt of the proceeds from the sale of the Asgrow Seed Company and the proceeds from the sale of Deltec which had been invested in cash equivalents at the end of 1994. Also contributing to the improvements in these measures were the strong cash flows from operations.
        Both the 1994 and 1995 percentages of debt compared to total capitalization benefited from the increase in total shareholders' equity attributable to earnings retained in the business as compared to declining levels of debt.
        The company's net financial asset position has improved substantially during the last three years:

U.S. dollars in millions                1995               1994                1993
- ---------------------------------------------------------------------------------------
Cash, equivalents
   and investments                     $2,529.5           $2,553.9            $1,602.5
Short-term and long-term debt           1,394.7            1,719.0             1,719.1
Net financial assets                   $1,134.8             $834.9            $ (116.6)
                                       ================================================


Net cash provided by 1995 operations declined to $1,145.4 million as compared to $1,286.3 million and $1,355.7 million in 1994 and 1993, respectively. Payments for merger costs, totaling $138.2 million, were largely responsible for this decline and reduced only the 1995 measure. Also in 1995, a change in tax law required acceleration of U.S. estimated tax payments and led to the large 1995 use of cash to reduce income taxes payable. Cash from operations in 1994 was reduced by significant payments related to the 1993 restructurings. Spending on restructurings


                 Pharmacia & Upjohn       Annual Report 1995

This page contains three vertical bar graphs, titled "Selected expense categories as a percent of net sales," for the years 1993, 1994 and 1995. The following table lists the data points used in the graphs for the three categories: Cost of Products Sold; Research and Development; and Marketing, Administrative and Other.

                                     1993   1994   1995
Cost of products sold                28.0%  28.2%  28.5%
Research and Development             17.6   17.3   18.0
Marketing, Administrative and Other  39.9   38.6   37.7



A table of all consolidated operating expenses as a percent of net sales, is in the Financial Review, following the caption "Costs and Expenses."


                 Pharmacia & Upjohn       Annual Report 1995
unrelated to the merger were not as large in either of the two comparative periods. Cash required to fund the merger-related restructurings and the remaining merger costs will be paid in 1996 and thereafter from cash generated from operations
        In 1995, the largest use of cash for investing purposes was in the acquisition of properties (plant and equipment) for use in operations. Significant cash was also used to reduce the total debt of the company. In addition to cash provided by 1995 operations, cash was made available through the reduction of certain financial investments. In 1994, cash received from the sale of the Deltec operations led to the increase in investments. In 1993, the company's acquisitions of FICE was in exchange for cash. In addition to cash provided by operations, other funding was provided for the FICE acquisition from reduction of certain financial investments and from proceeds from the divestiture of BCP. In all years, cash used to pay dividends was generated from operating activities.
        The company utilizes derivative financial instruments in conjunction with its foreign currency risk management programs. These programs employ over-the-counter forward currency exchange contracts and purchased currency options to hedge existing net transaction exposures and certain existing obligations in several subsidiary locations. These exposures arise both from intercompany and third-party transactions. The company also utilizes forward currency exchange contracts to hedge anticipated currency exchange transaction exposures of certain significant international operations. These contracts are marked to market monthly. Additionally, currency put or call options are occasionally used to hedge specific anticipated transactions.
        Transaction hedging activities seek to protect operating results and cash flows from the potentially adverse effects of currency exchange fluctuations. This is done by offsetting the gains or losses on the underlying exposures with losses and gains on the instruments used to create the hedge. The hedging of anticipated transaction exposures is intended to limit the fluctuation of certain elements of income and expense by offsetting the gains or losses on the instruments with other elements of operating income.
        The company also utilized forward currency exchange contracts to hedge the net investment in certain subsidiary operations. This practice was suspended in the fourth quarter of 1995, and all related contracts have been closed.
        In consideration of the financial objectives of the newly merged operations, the company is presently reviewing its policies and practices related to all hedging activities and the use of related derivative financial instruments.
        The company's future cash provided by operations and borrowing capacity are expected to cover normal operating cash flow needs and planned capital acquisitions for the foreseeable future.


                 Pharmacia & Upjohn        Annual Report 1995

OTHER INFORMATION

The company is subject to environmental legislation and regulation. Environmental compliance costs, including capital expenditures related to future production, have been increasing each year. Spending at the Kalamazoo production site is expected in the near future related to groundwater remediation and improved control of surface water discharges. Other projects related to the prevention, mitigation and elimination of environmental effects are being planned and implemented worldwide.
        The company is involved in several administrative and judicial proceedings relating to environmental matters, including actions brought by U.S. and state environmental agencies for cleanup at approximately 40 "Superfund" or comparable sites, including site remediation of the company's discontinued industrial chemical operations. The company's estimate of the ultimate cost to be incurred in connection with these environmental situations could change due to the potential existence of joint and several liability, possible recovery from other potentially responsible parties, the levels of cleanup to be required and the technologies to be employed. An accrual has been recorded, but added costs could be incurred in connection with the various remedial actions.
        While it is not possible to predict or determine the outcome of legal actions brought against the company, or the ultimate cost of environmental matters, the company continues to believe that the unaccrued costs and liabilities associated with such matters will not have a material adverse effect on the company's consolidated financial position; and, unless there is a significant deviation from the historical pattern of resolution of such issues, the ultimate liability should not have a material adverse effect on the company's results of operations or liquidity.
        The company is a party, along with many other U.S. drug manufacturers and wholesalers, in numerous related federal and state civil antitrust lawsuits brought by U.S. independent and chain retail pharmacies and consumers. These suits claim violations of antitrust and pricing laws as a result of the defendants providing discounts and rebates to allegedly favored managed care customers that were not offered to the plaintiffs. Several of the suits are class actions. The first trial, a class action pending in Federal court in Chicago, Illinois, is scheduled to begin in May 1996. The company believes it has meritorious defenses, and although potential liability cannot presently be estimated, a majority of the defendants in this class action (not including the company) have recently agreed to $10 million to $60 million settlements of claims against them in this action, and are awaiting court approval of the settlements.


SELECTED FINANCIAL DATA

U.S. dollar amounts in millions, except per share data      1995      1994      1993      1992      1991
- --------------------------------------------------------------------------------------------------------
Operating revenue                                      $ 7,094.6 $ 6,822.8 $ 6,560.8 $ 5,938.4 $ 5,313.5
Earnings from continuing
  operations                                               738.7     833.5     560.6     703.8     602.8
Earnings per share from
  continuing operations                                     1.43      1.63      1.09      1.36      1.16
Dividends declared per share (*)                             .27
Total assets                                            11,460.6  10,947.1   9,894.6  10,873.1  11,344.6
Long-term debt                                             603.1     678.2     675.0     463.5     643.5
                                                        ================================================


   (*) Represents dividend declared by the merged company's board of directors in December 1995. Separate dividend information for Pharmacia and Upjohn has not been presented because the information would not be meaningful.




                 Pharmacia & Upjohn       Annual Report 1995

Reports of management and independent accountants

REPORT OF MANAGEMENT
Management is responsible for the consolidated financial statements and the other financial information included in this Annual Report. The Board of Directors, acting through its Audit Committee which is composed solely of directors who are not employees of the company, oversees the financial reporting process. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include amounts based on judgments and estimates made by management. Actual results could differ from amounts estimated.
Management has established systems of internal controls over financial reporting designed to provide reasonable assurance that the financial records used for preparing financial statements are reliable and that assets are safeguarded from unauthorized use or disposition. Internal auditors review accounting and control systems. The systems are also reviewed by the independent accountants to the extent deemed necessary to express the opinion set forth in their report.
        Management takes corrective actions to improve reporting and control systems in response to recommendations by the internal auditors and independent accountants. The appointment of the independent accountants is recommended by the Audit Committee to the Board of Directors.

John L. Zabriskie, Ph.D.
President and Chief Executive Officer

Robert C. Salisbury
Executive Vice President,
Finance and Administration,
and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
We have audited the consolidated balance sheets of Pharmacia & Upjohn, Inc., and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years 1995, 1994 and 1993. These financial statements are the responsibility of the management of Pharmacia & Upjohn, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above (pages 48 to 65) present fairly, in all material respects, the consolidated financial position of Pharmacia & Upjohn, Inc., and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for the years 1995, 1994 and 1993, in conformity with accounting principles that are generally accepted in the U.S.
        As discussed in Note 2 to the consolidated financial statements, during 1993 the company changed its practice of reporting certain majority-owned subsidiaries from fiscal years ending November 30 to years ending December 31 and its method of accounting for postemployment benefits.

Coopers & Lybrand L.L.P.
                                  KPMG Peat Marwick LLP

Chicago, Illinois
February 21, 1996


                   Pharmacia & Upjohn   Annual Report 1995

Consolidated statements of earnings
Pharmacia & Upjohn, Inc. and subsidiaries

U.S. dollar amounts in thousands, except per-share data
For the years ended December 31                                      1995        1994        1993
- -------------------------------------------------------------------------------------------------
Operating revenue:
Net sales                                                      $6,949,069  $6,704,360  $6,507,487
Other revenue                                                     145,550     118,422      53,271
- -------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                                         7,094,619   6,822,782   6,560,758
Operating Costs And Expenses:
Cost of products sold                                           1,980,038   1,889,854   1,822,255
Research and development                                        1,253,566   1,162,752   1,144,043
Marketing, administrative and other                             2,616,557   2,586,635   2,596,287
Restructuring charges                                             103,404      19,837     268,658
Merger costs                                                      138,193           -           -
- -------------------------------------------------------------------------------------------------
OPERATING INCOME                                                1,002,861   1,163,704     729,515
Interest income                                                   216,651     157,254     227,318
Interest expense                                                  (94,139)   (112,117)   (182,514)
Currency exchange gains (losses)                                   13,071      22,121     (2,248)
All other, net                                                     (2,051)     40,314       5,665
- -------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                                           1,136,393   1,271,276     777,736
Provision for income taxes                                        397,700     437,825     217,143
- -------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                               738,693     833,451     560,593
Earnings from discontinued operations                                   -       2,672      41,158
(Loss) gain on disposal of discontinued operations                      -        (997)      4,926
Cumulative effect of accounting changes                                 -           -     (18,906)
- -------------------------------------------------------------------------------------------------
NET EARNINGS                                                      738,693     835,126     587,771
Dividends on preferred stock (net of tax)                          12,541      12,291      12,125
- -------------------------------------------------------------------------------------------------
NET EARNINGS ON COMMON STOCK                                   $  726,152  $  822,835  $  575,646
                                                               ==================================
Earnings per common share:
- -------------------------------------------------------------------------------------------------
Primary                    Earnings from continuing operations      $1.43       $1.63       $1.09
                           Net earnings                             $1.43       $1.63       $1.14
- -------------------------------------------------------------------------------------------------
Fully diluted              Earnings from continuing operations      $1.41       $1.60       $1.08
                           Net earnings                             $1.41       $1.60       $1.13
                                                                    =============================


The accompanying notes are an integral part of the consolidated financial statements.


               Pharmacia & Upjohn           Annual Report 1995

Consolidated balance sheets
Pharmacia & Upjohn, Inc. and subsidiaries


  U.S. dollar amounts in thousands
  December 31                                               1995         1994
- -----------------------------------------------------------------------------
  Current assets:
  Cash and cash equivalents                           $  840,525   $  651,660
  Short-term investments                                 973,656    1,134,130
  Trade accounts receivable, less allowance
    of $100,299 (1994: $96,349)                        1,535,409    1,480,251
  Inventories                                            975,554      887,467
  Deferred income taxes                                  265,275      257,307
  Other                                                  383,191      393,878
- -----------------------------------------------------------------------------
  TOTAL CURRENT ASSETS                                 4,973,610    4,804,693
  Long-term investments                                  715,348      768,150
  Goodwill and other intangible assets, net            1,722,157    1,795,430
  Properties, net                                      3,393,225    3,074,466
  Other noncurrent assets                                656,261      504,389
- -----------------------------------------------------------------------------
  TOTAL ASSETS                                       $11,460,601  $10,947,128
                                                     ========================
  Current liabilities:
  Short-term debt                                       $524,429     $766,027
  Accounts payable                                       746,498      692,959
  Compensation and compensated absences                  331,346      288,268
  Dividends payable                                      141,341       64,060
  Income taxes payable                                   268,314      381,449
  Other                                                  628,000      683,353
- -----------------------------------------------------------------------------
  TOTAL CURRENT LIABILITIES                            2,639,928    2,876,116
  Long-term debt                                         603,108      678,193
  Guarantee of ESOP debt                                 267,200      274,800
  Postretirement benefit cost                            372,985      385,164
  Other noncurrent liabilities                           743,487      751,798
  Deferred income taxes                                  446,686      370,681
- -----------------------------------------------------------------------------
  TOTAL LIABILITIES                                    5,073,394    5,336,752
- -----------------------------------------------------------------------------

  Shareholders' equity:
  Preferred stock, one cent par value; authorized
    100,000,000 shares, issued Series A
    convertible 7,220 shares at stated value
    (1994: 7,322 shares)                                 290,778      295,079
  Common stock, one cent par value; authorized
    1,500,000,000 shares, issued 506,625,800 shares
    (1994: 504,707,825 shares)                             5,066        5,047
  Capital in excess of par value                       1,457,240    1,394,345
  Retained earnings                                    5,861,197    5,602,270
  Note receivable from ESOP Trust                        (35,615)     (33,520)
  ESOP deferred compensation                            (236,058)    (243,962)
  Currency translation adjustments                      (986,278)  (1,394,286)
  Other shareholders' equity                              30,877      (14,597)
- -----------------------------------------------------------------------------
  TOTAL SHAREHOLDERS' EQUITY                           6,387,207    5,610,376
- -----------------------------------------------------------------------------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $11,460,601  $10,947,128
                                                     ========================

The accompanying notes are an integral part of the consolidated financial statements.


                  Pharmacia & Upjohn      Annual Report 1995

Consolidated statements of shareholders' equity
Pharmacia & Upjohn, Inc. and subsidiaries


U.S. dollar amounts in thousands
For the years ended December 31                        1995           1994          1993
- ----------------------------------------------------------------------------------------
PREFERRED STOCK:
  Balance at beginning of year                     $295,079      $297,387       $298,224
  Redemptions and conversions                        (4,301)       (2,308)          (837)
                                                 ---------------------------------------
  Balance at end of year                            290,778       295,079        297,387
                                                 =======================================
COMMON STOCK:
  Balance at beginning of year                        5,047         5,051          5,067
  Stock option, incentive and dividend
    reinvestment plans                                   15             -              -
  Retirements, conversions and other                      4            (4)           (16)
                                                 ---------------------------------------
  Balance at end of year                              5,066         5,047          5,051
                                                 =======================================
CAPITAL IN EXCESS OF PAR VALUE:
  Balance at beginning of year                    1,394,345     1,394,363      1,394,019
  Stock option, incentive and dividend
    reinvestment plans                               32,072        (1,770)          (262)
  Retirements, conversions and other                 30,823         1,752            606
                                                 ---------------------------------------
  Balance at end of year                          1,457,240     1,394,345      1,394,363
                                                 =======================================
RETAINED EARNINGS:
  Balance at beginning of year                    5,602,270     5,117,058      6,147,873
  Net earnings                                      738,693       835,126        587,771
  Dividends declared                               (421,680)     (328,431)      (380,578)
  Dividends on preferred stock (net of tax)         (12,541)      (12,291)       (12,125)
  Retirement of common stock                        (45,545)       (9,192)       (30,938)
  Distribution of BCP                                     -             -     (1,194,945)
                                                 ---------------------------------------
  Balance at end of year                          5,861,197     5,602,270      5,117,058
                                                 =======================================
NOTE RECEIVABLE FROM ESOP TRUST:
  Balance at beginning of year                      (33,520)      (31,548)       (29,697)
  Rollover of accumulated interest                   (2,095)       (1,972)        (1,851)
                                                 ---------------------------------------
  Balance at end of year                            (35,615)      (33,520)       (31,548)
                                                 =======================================
ESOP DEFERRED COMPENSATION:
  Balance at beginning of year                     (243,962)     (251,301)      (258,254)
  ESOP expense recognized in excess of cash
    contributions                                     7,904         7,339          6,953
                                                 ---------------------------------------
  Balance at end of year                           (236,058)     (243,962)      (251,301)
                                                 =======================================
CURRENCY TRANSLATION ADJUSTMENTS:
  Balance at beginning of year                   (1,394,286)   (1,766,711)    (1,157,766)
  Translation adjustments                           408,008       372,425       (608,945)
                                                 ---------------------------------------
  Balance at end of year                           (986,278)   (1,394,286)    (1,766,711)
                                                 =======================================
OTHER SHAREHOLDERS' EQUITY:
  Balance at beginning of year                     (14,597)             -              -
  Stock option, incentive and dividend
    reinvestment plans                               57,673        24,133         22,264
  Purchases of treasury stock                     (101,394)      (31,845)       (54,089)
  Retirement of common stock                         43,703         7,712         31,825
  Net unrealized investment gains (losses)           45,492      (14,597)              -
                                                 ---------------------------------------
  Balance at end of year                             30,877      (14,597)              -
                                                 =======================================
TOTAL SHAREHOLDERS' EQUITY                       $6,387,207   $ 5,610,376   $  4,764,299
                                                 =======================================

The accompanying notes are an integral part of the consolidated financial statements.

                  Pharmacia & Upjohn      Annual Report 1995

Consolidated statements of cash flows
Pharmacia & Upjohn, Inc. and subsidiaries

U.S. dollar amounts in thousands
For the years ended December 31                              1995         1994       1993
- -----------------------------------------------------------------------------------------
Cash flows from operations:
Net earnings                                           $  738,693   $  835,126  $ 587,771
Adjustments to reconcile net earnings to net
cash provided (required) by operations:
  Depreciation                                            326,939      329,328    318,833
  Amortization of intangibles                             153,009      145,728    127,473
  Restructuring charges                                   103,404       19,837    268,658
  Cash expended on restructurings                         (48,322)    (117,512)   (60,755)
  Net (gains) losses on sales of
   noncurrent assets                                      (12,368)     (97,269)       165
  Write downs of properties and intangibles                40,624       32,506     90,769
  Deferred income taxes                                    74,093       86,450   (100,996)
  Other                                                   (26,833)      (9,277)    34,756
Changes in:
  Accounts receivable, net                                 12,264        3,022     (8,703)
  Inventory                                               (18,159)      (4,083)   (44,370)
  Accounts payable                                        (70,779)      84,180    (64,442)
  Income taxes payable                                   (121,418)      17,251     63,455
  Other current and noncurrent assets
    and liabilities                                        (5,728)     (38,957)   143,060
                                                       ----------------------------------
NET CASH PROVIDED BY OPERATIONS                         1,145,419    1,286,330  1,355,674
                                                       ----------------------------------
Cash flows (required) provided
by investment activities:
Acquisitions of subsidiaries                              (57,589)     (90,244)  (855,597)
Additions of properties                                  (591,630)    (491,307)  (739,258)
Proceeds from sales of properties                          53,498      142,414     82,088
Proceeds from sales of investments                      2,634,340    1,719,569  1,153,848
Purchases of investments                               (2,407,323)  (2,371,024)  (769,765)
Proceeds from BCP divestiture                                   -            -    357,312
Proceeds from sales of discontinued
  operations and subsidiaries                              12,127      452,882     31,000
Other                                                     144,765       41,701    (43,866)
                                                       ----------------------------------
NET CASH REQUIRED BY INVESTMENT ACTIVITIES               (211,812)    (596,009)  (784,238)
                                                       ----------------------------------
Cash flows provided (required)
by financing activities:
Proceeds from issuance of debt                             14,434       14,946    340,166
Repayment of debt                                        (106,875)     (53,444)  (317,381)
Net (decrease) in debt with initial
  maturity of 90 days or less                            (317,254)     (87,450)  (112,909)
Dividends and rights payments                            (353,562)    (335,870)  (388,625)
Purchases of common stock                                (101,394)     (31,845)   (54,089)
Other                                                      74,953       27,183      8,440
                                                       ----------------------------------
NET CASH REQUIRED BY FINANCING ACTIVITIES                (789,698)    (466,480)  (524,398)
                                                       ----------------------------------
Effect of exchange rate changes on cash                    44,956       34,543    (26,967)
Net change in cash and cash equivalents                   188,865      258,384     20,071
Cash and cash equivalents, beginning
 of year                                                  651,660      393,276    373,205
                                                       ----------------------------------
Cash and cash equivalents, end of year                 $  840,525   $  651,660  $ 393,276
                                                       ==================================
CASH PAID DURING THE YEAR FOR:
Interest (net of amounts capitalized)                  $   77,697   $  106,411  $ 194,166
Income taxes                                           $  405,323   $  338,057  $ 266,004
                                                       ----------------------------------


The accompanying notes are an integral part of the consolidated financial statements.


                  Pharmacia & Upjohn      Annual Report 1995

Notes to consolidated financial statements
U.S. dollar amounts in thousands, except per-share data

1. MERGER
In November 1995, Pharmacia AB (Pharmacia) and The Upjohn Company (Upjohn) completed a combination (the merger) that resulted in the formation of Pharmacia & Upjohn, Inc. (the company).
        Effective upon the consummation of the merger, each share of the outstanding common stock of Upjohn was converted into 1.45 shares of common stock of the company. Outstanding Upjohn employee stock options were similarly converted into options to purchase company common stock. In addition, each share of Upjohn Series B Convertible Perpetual Preferred Stock has been converted into one share of Series A Convertible Perpetual Preferred Stock of the company.
        Shareholders of Pharmacia were extended an offer to exchange each outstanding common share (or an American Depository Share representing a Class A common share) and each outstanding Pharmacia Class B common share for one share of company common stock (or a Swedish Depository Share representing one share of company common stock). As of December 31, 1995, over 99 percent of the outstanding Class A and Class B common shares had been exchanged for shares of company common stock. The company has recorded a liability for the estimated cost of acquiring the remaining Pharmacia common shares.
        The merger constituted a tax-free reorganization and has been treated as a pooling of interests. The assets and liabilities of Upjohn and Pharmacia were carried forward to the company at historical values after restatement of the Pharmacia statements to conform to accounting principles that are generally accepted in the U.S. The accompanying financial statements contain information for periods prior to the merger. All such information was derived from the separate financial statements of Pharmacia and Upjohn, which were reclassified and combined to conform to the presentation adopted by the company. Operating revenue and net earnings for the individual Pharmacia and Upjohn entities for the periods preceding the merger were as follows:



                                                             Combining
                                     Upjohn      Pharmacia adjustments   Combined
- --------------------------------------------------------------------------------
Six months ended
June 30, 1995 (Unaudited)
Operating revenue                $1,717,569     $1,829,242    $    -    $3,546,811
Net earnings                        267,477        192,230     9,840       469,547
                                 ----------     ----------    ------    ----------
Year ended December 31, 1994
Operating revenue                $3,344,538     $3,478,244    $    -    $6,822,782
Net earnings                        490,763        344,363         -       835,126
                                 ----------     ----------    ------    ----------
Year ended December 31, 1993
Operating revenue                $3,380,536     $3,180,222    $    -    $6,560,758
Net earnings                        392,397        195,374         -       587,771
                                 ----------     ----------    ------    ----------


Combining adjustments also were recorded to classify various earnings statement and balance sheet items consistently upon combination. Intercompany transactions prior to the merger were not material, therefore, no elimination entries were required to develop the accompanying combined financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation The consolidated financial statements are presented on the basis of accounting principles that are generally accepted in the U.S. All professional accounting standards that are effective as of December 31, 1995, have been taken into consideration in preparing the financial statements.



                 Pharmacia & Upjohn       Annual Report 1995

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions which affect the reported earnings, financial position and various disclosures. Actual results could differ from those estimates.

Principles of consolidation The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

Currency translation The results of operations for non-U.S. subsidiaries, other than those located in highly inflationary countries, are translated into U.S. dollars using the average exchange rates during the period, while assets and liabilities are translated using period-end rates. Resulting translation adjustments are recorded as currency translation adjustments in shareholders' equity. For subsidiaries in highly inflationary countries, currency gains and losses resulting from translation and transactions are determined using a combination of current and historical rates and are reported directly in the consolidated statements of earnings.

Cash equivalents With the exception of restricted bank deposits that are classified as short-term investments, the company considers all highly liquid debt instruments with an original maturity of 91 days or less to be cash equivalents.

Investments In addition to cash equivalents, the company has investments in debt securities that are classified in the consolidated balance sheet as short-term (restricted bank deposits and securities that mature in more than 91 days but no more than one year) or long-term (maturities beyond one year). The company also has investments in equity securities, all of which are classified as long-term investments. All such investments are further categorized as being available-for-sale or are expected to be held-to-maturity. Investments categorized as available-for-sale are marked to market based on fluctuations in the market values of the securities, with the resulting adjustments, net of deferred taxes, reported as a component of other shareholders' equity until realized (see Note 17). Investments categorized as held-to-maturity are carried at amortized cost, without recognition of gains or losses that are deemed to be temporary, because the company has both the intent and the ability to hold these investments until they mature.

Inventories Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for substantially all U.S. inventories and the first-in, first-out (FIFO) method for substantially all non-U.S. inventories.

Properties Property, plant and equipment are recorded at acquisition cost. Depreciation is computed principally on the straight-line method for financial reporting, while accelerated methods are used for income tax purposes where permitted. Maintenance and repair costs are charged to earnings as incurred. Costs of renewals and improvements are capitalized. Upon retirement or other disposition of property, any gain or loss is included in earnings.

Goodwill and other intangibles Goodwill represents the excess of the purchase cost over the fair value of net assets acquired in a business or product acquisition and is presented net of accumulated amortization. Amortization of goodwill is recorded on a straight-line basis over periods ranging primarily from 5 to 20 years. Rights acquired under patent are reported at acquisition cost. Amortization is calculated on a straight-line basis over the remaining legal lives of the patents. Other intangible assets are amortized over the useful lives of those assets.

Income taxes The company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial statement and tax



                 Pharmacia & Upjohn       Annual Report 1995
bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.
        The company provides deferred income taxes on subsidiaries' earnings that are not considered to be permanently invested in those subsidiaries.

Forward currency exchange contracts Forward currency exchange contracts are used for trading and hedging purposes. Contracts are marked to market each month with resulting trading gains and losses recognized in earnings. The carrying values of these derivative financial instruments are generally reported with other current assets or other current liabilities.

Accounting changes in 1993 Effective January 1, 1993, a new accounting standard was adopted on accounting for postemployment benefits. The cumulative effect of this change was $11,115 after tax ($.02 per share). Also, at the same time, the fiscal year of certain subsidiaries was changed from November 30 to December 31. This change reduced 1993 after-tax earnings by $7,791 ($.02 per share).

Other Employee stock options are accounted for pursuant to Accounting Principles Board Opinion No. 25. Statement of Financial Accounting Standards No. 121 relating to the impairment of long-lived assets becomes effective in 1996. The effect on the company of adoption of this statement cannot be determined at this time.

3. RESTRUCTURING CHARGES
In association with the merger, the company recorded restructuring charges of $91,600 in the fourth quarter of 1995. The majority of these pertained to elimination of approximately 850 positions ($82,700). Expenditures related to these restructuring charges are expected to be substantially completed by the end of 1996. Additional restructuring charges will be recognized in subsequent reporting periods as additional actions are taken to restructure the company following the merger and decisions are made with respect to rationalization of facilities. Restructuring charges of $11,804 were recorded in the second quarter of 1995 related to a plant closure in Sweden.
        In 1994, restructuring charges were recorded to write down certain intangible assets ($6,900) and for the closure of an ophthalmology operation ($12,937).
        In 1993, restructuring charges of $268,658 were recorded to reflect the costs associated with a worldwide workforce reduction of approximately 1,500 employees ($136,109); elimination or reduction of excess manufacturing capacity ($31,631); write-downs of certain intangibles ($72,460) and facilities and equipment ($23,504); and other ($4,954). During 1995, the anticipated workforce reduction was completed. Certain plant closures recognized in the original 1993 accruals have not yet been completed and approximately $29,000 remains accrued.

4. MERGER COSTS
The company recorded merger costs of $138,193 in the fourth quarter of 1995. Included in the charges are transaction costs of $68,751 and costs to combine operations of $69,442. Transaction costs include professional and registration fees. Costs to combine operations include expenses incurred for termination of two marketing agreements that conflicted with the merged operations and other nonrecurring costs associated with planning and executing the merger of operations. Additional charges are expected to be recognized in subsequent reporting periods as the merger is implemented.

5. INCOME TAXES
Income taxes on continuing operations
consisted of:

Years ended December 31              1995           1994           1993
- -----------------------------------------------------------------------
Currently payable:
  U.S.                            $82,241       $106,298       $123,711
  Non-U.S.                        224,266        230,000        162,086
                                 --------------------------------------
                                  306,507        336,298        285,797
                                 --------------------------------------
Deferred:
  U.S.                             19,538          2,500        (58,779)
  Non-U.S.                         71,655         99,027         (9,875)
                                 --------------------------------------
                                   91,193        101,527        (68,654)
                                 --------------------------------------
                                 $397,700       $437,825       $217,143
                                 ======================================



                 Pharmacia & Upjohn       Annual Report 1995

Components of net deferred taxes were as follows:


December 31                            1995               1994
- --------------------------------------------------------------
Deferred tax assets
  attributable to:
Taxed profit on
  intercompany
  transfers                      $  116,729         $  107,754
Postretirement and
  postemployment
  benefits                          140,889            148,685
Environmental and
  product liabilities               100,950            105,034
Employee benefit plans               60,159             59,947
Restructuring accruals               82,380            102,663
Alternative minimum
  tax carryforwards                  41,072             41,645
Tax loss carryforwards               51,507             41,245
All other                           181,201            156,643
- --------------------------------------------------------------
Total deferred tax
  assets                            774,887            763,616
Valuation allowances               (154,483)          (150,792)
- --------------------------------------------------------------
Net deferred tax
  assets                            620,404            612,824
- --------------------------------------------------------------
Deferred tax liabilities
  attributable to:
Property, plant and
  equipment                        (321,366)          (292,314)
Swedish tax equalization
  and allocation reserves          (159,927)          (123,201)
Taxes to be withheld
  when earnings
  are remitted                      (73,889)           (73,189)
Pension plans                       (78,128)           (64,613)
All other                           (83,261)           (52,218)
- --------------------------------------------------------------
Total deferred tax
  liabilities                      (716,571)          (605,535)
- --------------------------------------------------------------
Net deferred taxes               $  (96,167)         $   7,289
                                 =============================

Deferred income taxes are included in the Consolidated Balance Sheets as follows:

December 31                            1995               1994
- --------------------------------------------------------------
Current assets                    $ 265,275          $ 257,307
Other noncurrent assets             120,080            153,204
Current liabilities                 (34,836)           (32,541)
Other noncurrent liabilities       (446,686)          (370,681)
- --------------------------------------------------------------
Net deferred taxes                $ (96,167)         $   7,289
                                  ============================


Valuation allowances have been provided for deferred tax assets that are not likely to be realized, primarily those attributable to net operating loss carryforwards and restructuring accruals.

Tax laws in Sweden permit limited amounts of earnings to be retained in businesses without being subject to immediate taxation. Deferred income tax liabilities have been recorded with respect to the accumulated amounts of the untaxed earnings.
        Earnings that have accumulated in Puerto Rico are subject to withholding taxes ranging from 3.5 percent to 10 percent that will be paid when the earnings are remitted. The amounts to be withheld have been recorded as deferred income tax liabilities.
        At December 31, 1995, undistributed earnings of foreign subsidiaries considered permanently invested, for which deferred income taxes have not been provided, were $2,476,300. Of the subsidiary net operating loss carryforwards of $138,400, $35,100 have various expiration dates through 2000, while the remaining $103,300 have 15-year to indefinite expiration dates.
        Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:


Percent of Pretax Income             1995   1994   1993
- --------------------------------------------------------
Statutory tax rate                   35.0%  35.0%   35.0%
Benefit of tax
  exemptions in
  Puerto Rico                        (5.5)  (6.6)  (13.9)
Goodwill amortization
  and other non-
  deductible expenses                 6.9    5.0    14.8
Utilization of net operating
  loss carryforwards                 (1.2)  (2.3)   (2.8)
Changes in Swedish
  tax laws                              -    3.4    (8.5)
All other, net                       (0.2)  (0.1)    3.3
- --------------------------------------------------------
                                     35.0%  34.4%   27.9%
                                    ====================


A manufacturing subsidiary operates in Puerto Rico under a tax exemption grant, expiring in 2009, which provides for partial exemption from Puerto Rico income and property taxes. The grant, together with a tax exemption available for U.S. federal income tax purposes, reduced income taxes by approximately $62,500 ($.12 per share) in 1995; $83,900 ($.17 per share) in 1994; and $108,100 ($.21 per share) in 1993.



                 Pharmacia & Upjohn       Annual Report 1995

6. DISCONTINUED OPERATIONS
In December 1994, the company sold Asgrow Seed Company. The sale represented the complete divestiture of all operations in the agronomic and vegetable seed businesses. A loss of $997, after provisions for tax, was realized on the sale, including accruals for certain retained liabilities.
        In December 1993, the company sold the assets of Asgrow Florida Company. The sale represented the complete divestiture of the company's operations in the agricultural chemical business. The gain on the sale, amounting to $4,926 after provisions for tax, included accruals for certain retained liabilities.

        In November 1993, the company divested its entire interest in BCP Branded Consumer Products AB (BCP) by distributing a share of BCP stock for each share of the stock held by former Pharmacia shareholders.

        Operating revenue and earnings of the discontinued businesses were:


Period ended December 31                  1994              1993
- ----------------------------------------------------------------
Operating revenue:
Agronomic and
  vegetable seeds                     $221,393        $  274,215
Agricultural chemical                        -            84,517
BCP                                          -         1,396,467
- ----------------------------------------------------------------
Total                                 $221,393        $1,755,199
                                      ==========================

Earnings of discontinued operations:


Agronomic and
  vegetable seeds                     $  2,672        $    6,112
Agricultural chemicals                       -             3,894
BCP                                          -            31,152
- ----------------------------------------------------------------
Total                                 $  2,672        $   41,158
                                      ==========================
Earnings per common
  share - primary                     $    .01        $      .08
                                      ==========================


7. EARNINGS PER COMMON SHARE
Primary earnings per share are computed by dividing net earnings available to holders of common stock by the sum of the weighted average number of shares of common stock outstanding plus common share equivalents, principally in the form of employee stock option awards. Fully diluted earnings per share have been computed assuming that all of the convertible preferred stock is converted into common shares. Under this assumption, the weighted average number of common shares outstanding is increased and net earnings is reduced by the amount of an incremental Employee Stock Ownership Plan (ESOP) contribution. This incremental contribution is the net-of-tax difference between the income the ESOP would have received on the preferred stock and the assumed dividend yield to be earned on the common shares.
        The number of shares used for computing primary and fully diluted earnings per share for years prior to the merger was based on weighted averages of the common shares deemed to be outstanding (see Note 17) plus the above-mentioned adjustments. The amounts were as follows (in thousands):


                       1995     1994     1993
- ---------------------------------------------
Primary             507,124  505,164  506,150
Fully diluted       521,091  518,106  518,463
                    =========================



8. INVENTORIES

December 31                           1995         1994
- -------------------------------------------------------
Estimated replacement
  cost (FIFO basis):
Pharmaceutical and
  other finished products       $  487,955   $  404,983
Raw materials, supplies
  and work in process              634,250      622,474
- -------------------------------------------------------
                                 1,122,205    1,027,457
Less reduction to
  LIFO cost                       (146,651)    (139,990)
- -------------------------------------------------------
Inventories                     $  975,554   $  887,467
                                =======================


Inventories valued on the LIFO method had an estimated replacement cost (FIFO basis) of $358,216 at December 31, 1995, and $360,124 at December 31, 1994.




                 Pharmacia & Upjohn        Annual Report 1995

9. INVESTMENTS

December 31                                               1995        1994
- --------------------------------------------------------------------------
Short-term investments:
Obligations of the Kingdom of Sweden                  $426,471  $  286,173
Restricted bank deposits                               309,041     529,361
Bank certificates of deposit                            82,687     122,500
Obligations of the Commonwealth of Puerto Rico          53,466      56,475
Obligations of the Government of Italy                       -      62,939
Other                                                  101,991      76,682
- --------------------------------------------------------------------------
                                                      $973,656  $1,134,130
                                                      ====================


Restricted bank deposits are held by banks that require such deposits be maintained in support of loans made to certain of the company's subsidiaries.


                                                     UNREALIZED  UNREALIZED  CARRYING
LONG-TERM INVESTMENTS                        COST      GAINS      LOSSES      VALUE
- ------------------------------------------------------------------------------------
December 31, 1995:
Available-for-sale
(marked-to-market):
Equity securities                          $102,525    $37,297       $18    $139,804
Mortgage-backed securities
  guaranteed by the
  U.S. Government                           239,756      8,092         -     247,848
- ------------------------------------------------------------------------------------
                                           $342,281    $45,389       $18     387,652
- ------------------------------------------------------------------------------------
Held-to-maturity (amortized cost)                                            327,696
- ------------------------------------------------------------------------------------

                                                                            $715,348
                                           =========================================
December 31, 1994:
Available-for-sale (marked-to-market)
Equity securities                          $141,546    $    803  $21,291    $121,058
Held-to-maturity (amortized cost)                                            647,092
- ------------------------------------------------------------------------------------

                                                                            $768,150
                                           =========================================


Long-term investments held-to-maturity are summarized as follows:


                                                           1995                             1994
                                     --------------------------     ----------------------------
December 31                          Fair Value  Amortized Cost     Fair Value    Amortized Cost
- ------------------------------------------------------------------------------------------------
Guaranteed by the
 U.S. Government                       $ 91,578        $ 91,484        $308,992         $328,777
Obligations of the
 Commonwealth of Puerto Rico             90,383          88,612          90,961           93,028
Bank oligations:
 Certificates of deposit                 89,489          87,600         157,256          160,287
 Other                                   61,557          60,000          62,514           65,000
 ------------------------------------------------------------------------------------------------
                                       $333,007        $327,696        $619,723         $647,092
                                       =========================================================

At December 31, 1995, scheduled maturities of long-term securities to be held to maturity were as follows:

                                                               FAIR VALUE          COST
- ---------------------------------------------------------------------------------------
One to five years                                                $196,863      $192,200
Six to ten years                                                  100,031        99,727
After ten years                                                    36,113        35,769
- ---------------------------------------------------------------------------------------

                                                                 $333,007      $327,696
                                                                 ======================



                  Pharmacia & Upjohn       Annual Report 1995

Unrealized net gains (net of deferred taxes) included in other shareholders' equity amounted to $30,859 at December 31, 1995, compared to unrecognized losses (net of deferred taxes) of $14,597 at December 31, 1994.
        At December 31, 1995, the company wrote down to fair market value certain equity security investments. The write-down amounted to $58,570 and was due to a decline in fair value considered to be other than temporary. The write down is included in marketing, administrative and other expense.
        The proceeds realized from the sale of available-for-sale equity securities amounted to $9,108 and $5,445 during 1995 and 1994, respectively. Based on cost, gains of $4,204 and $2,982 were realized on these sales.
        At December 31, 1995, mortgage-backed securities previously categorized as being held-to-maturity were recategorized as available-for-sale. Accordingly, this group of securities has been marked to market with the resulting adjustment reported with other shareholders' equity (see Note 17). Election of this option does not affect the classfication of the balance of the securities in the portfolio as the company retains the intent and ability to hold those securities until they mature.

10. PROPERTIES, NET


December 31                                             1995         1994
- -------------------------------------------------------------------------
Land                                             $   133,036  $   123,223
Buildings and leasehold
 improvements                                      1,940,398    1,816,530
Equipment                                          3,147,319    2,887,584
Construction in
 process                                             657,877      449,856
Less allowance for
 depreciation                                     (2,485,405)  (2,202,727)
- -------------------------------------------------------------------------
                                                 $ 3,393,225  $ 3,074,466
                                                 ========================


11. LINES OF CREDIT AND LONG-TERM DEBT
The company has lines of credit amounting to $650,000 that are available to support commercial paper borrowings and for other corporate purposes, with $150,000 available through 1997 and $500,000 available through 1999. These lines of credit do not require compensating balances but are subject to various fees.

Long-term debt consisted of the following:

December 31                       1995       1994
- -------------------------------------------------
4.6-5.06% Industrial Revenue
  Bonds due 2007-2009        $  16,420  $  13,500
7.5% Industrial Revenue
  Bonds due 2023                40,000     40,000
5.35-7.95% Medium-Term
  Notes due 1997-1999          266,000    266,000
5.875% Notes due 2000          200,000    200,000
2.052-11.85% Italian
  Government Loans due
  1996-2004                     82,330     89,866
3.34% Export finance
  due 1996                      32,642     52,720
Convertible debenture loan           -     29,059
Other                           22,684     28,211
Current maturities             (56,968)   (41,163)
- -------------------------------------------------
Total long-term debt         $ 603,108  $ 678,193
                             ====================


Current maturities of long-term debt are included with short-term debt in the consolidated balance sheets. Annual aggregate maturities of long-term debt during the four years subsequent to 1996 are: 1997 - $50,156; 1998 - $173,800; 1999 - $91,250; and 2000 - $209, 575.
        The Company has guaranteed $275,000 original principal amount of ESOP 9.79% notes due in 2004. Principal payments that began in 1995 constitute compensation expense (see Note 18). Annual aggregate maturities of guaranteed debt during the five years subsequent to 1995 are 1996 - $7,600; 1997 - $11,500; 1998 - $16,000; 1999 - $22,000; and 2000 - $28,000.
        Information regarding interest expense and weighted average interest rates follows:


Years ended December 31                        1995      1994      1993
- -----------------------------------------------------------------------
Interest cost
  incurred                                 $121,663  $137,445  $206,798
Less capitalized
  on construction                           (27,524)  (25,328)  (24,284)
- -----------------------------------------------------------------------
Interest expense                            $94,139  $112,117  $182,514
- -----------------------------------------------------------------------
Weighted average
  interest rate on
  short-term
  borrowings at
  end of period                                9.63%    10.49%     8.68%
                                           ============================


                 Pharmacia & Upjohn       Annual Report 1995

12. COMMITMENTS AND OTHER CONTINGENT LIABILITIES
Future minimum payments under noncancellable operating leases at December 31, 1995, approximately 57 percent real estate and 43 percent equipment, are: 1996
- - $99,040; 1997 - $65,540; 1998 - $40,970; 1999 - $23,573; 2000 - $20,973; and
later years - $39,716.
        Capital asset spending approved for construction and equipment but unexpended at December 31, 1995, was approximately $390,000.
        The company has committed to make a series of investments, as certain progress goals are met, in a company that intends to manufacture a hemoglobin-based oxygen carrier. These investments could aggregate $179,000 over a period of years. As of December 31, 1995, the company has invested approximately $101,000. Also, pursuant to the agreement, the company has committed to conduct clinical development.
        The consolidated balance sheets also include accruals for estimated product and environmental liabilities. The latter includes exposures related to discontinued operations, including the industrial chemical facility and several "Superfund" sites (see Note 13).

13. LITIGATION
The company is involved in a number of legal and environmental proceedings. These include: a substantial number of product liability suits claiming damages as a result of the use of the company's products, including a number of cases involving Halcion; administrative and judicial proceedings at approximately 40 "Superfund" sites; and site clean-up at the company's discontinued industrial chemical operations.

        While it is not possible to predict or determine the outcome of legal actions brought against the company, or the ultimate cost of environmental matters, the company believes that the unaccrued costs and liabilities associated with such matters will not have a material adverse effect on the company's consolidated financial position; and unless there is a significant deviation from the historical pattern of resolution of these issues, there should not be a material adverse effect on the company's results of operations or liquidity.

        The company is a party, along with many other U.S. drug manufacturers and wholesalers, in numerous related federal and state civil antitrust lawsuits brought by U.S. independent and chain retail pharmacies and consumers. These suits claim violations of antitrust and pricing laws as a result of the defendants providing discounts and rebates to allegedly favored managed care customers that were not offered to the plaintiffs. Several of the suits are class actions. The first trial, a class action pending in federal court in Chicago, Illinois, is scheduled to begin in May 1996. The company believes it has meritorious defenses, and although potential liability cannot presently be estimated, a majority of the defendants in this class action (not including the company) have recently agreed to $10,000 to $60,000 settlements of claims against them in this action, and are awaiting court approval of the settlements.

14. CURRENCY RISK MANAGEMENT
The company utilizes forward currency exchange contracts in conjunction with its currency risk management programs. These programs include the creation of designated hedges of net recorded currency transaction exposures and the trading of contracts based on anticipated currency transaction exposures of certain significant U.S. and non-U.S. subsidiary operations.
        The company's program to hedge net currency transaction exposures is designed to protect operating results and cash flows from potentially adverse effects of currency exchange rate fluctuations related to intercompany and selected third-party transactions. The hedging activities seek to limit this risk by offsetting gains and losses on underlying exposures with losses and gains on the instruments utilized to create the hedges.
        At December 31, 1995, the notional amount of the company's outstanding forward currency exchange contracts held for the balance sheet financial exposure hedge program was $ 1,304,678. Of these contracts, 53 percent were denominated in European currencies, 31 percent denominated in U.S. dollars and 6 percent in Japanese yen,



                 Pharmacia & Upjohn       Annual Report 1995