Form 10-K405/A, Exhibit 13
period 1995-12-31
PHARMACIA & UPJOHN INC
filed 1996-04-01
CIK 949573

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

14. CURRENCY RISK MANAGEMENT
The company utilizes forward currency exchange contracts in conjunction with its currency risk management programs. These programs include the creation of designated hedges of net recorded currency transaction exposures and the trading of contracts based on anticipated currency transaction exposures of certain significant U.S. and non-U.S. subsidiary operations.
        The company's program to hedge net currency transaction exposures is designed to protect operating results and cash flows from potentially adverse effects of currency exchange rate fluctuations related to intercompany and selected third-party transactions. The hedging activities seek to limit this risk by offsetting gains and losses on underlying exposures with losses and gains on the instruments utilized to create the hedges.
        At December 31, 1995, the notional amount of the company's outstanding forward currency exchange contracts held for the balance sheet financial exposure hedge program was $ 1,304,678. Of these contracts, 53 percent were denominated in European currencies, 31 percent denominated in U.S. dollars and 6 percent in Japanese yen,



                 Pharmacia & Upjohn       Annual Report 1995
all against Swedish kronor; 6 percent denominated in European currencies against U.S. dollars; and 4 percent denominated in European currencies against Japanese yen.
        At December 31, 1995, the notional amount of the company's outstanding forward currency exchange contracts held for the trading program was $463,275. Of these contracts, 48 percent were denominated in Japanese yen, 12 percent were denominated in U.S. dollars, 37 percent were denominated in European currencies, and 3 percent were denominated in Australian dollars, all against Swedish kronor and Italian lira. The average fair value of contracts held during 1995 was a net of $9,729. The fair value at December 31, 1995, was a net asset of $27,451 and the net gain realized from the trading program in 1995 was $57,866.
        These contracts generally have maturities that do not exceed 12 months and require the company to exchange currencies at agreed-upon rates at maturity. The counterparties to the contracts consist of a limited number of major international financial institutions. The company does not expect any losses from credit exposure.


15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the company's financial instruments were as follows:

                                                    1995                               1994
                                 -----------------------          -------------------------
                                 CARRYING           FAIR          Carrying             Fair
December 31                        AMOUNT          VALUE            Amount            Value
- -------------------------------------------------------------------------------------------
Financial assets:
 Short-term investments          $973,656       $973,656        $1,134,130       $1,134,130
 Long-term investments            715,348        720,659           768,150          740,781
 Forward currency exchange
   contracts
   Designated hedges               27,929         27,929            15,888           15,888
   Trading                         27,451         27,451            11,518           11,518
Financial liabilities:
   Short-term debt                524,429        524,429           766,027          766,027
   Long-term debt                 603,108        618,499           678,193          647,216
   Guaranteed ESOP debt           267,200        319,138           274,800          293,000
                                 ==========================================================


Because maturities are short-term, fair values approximate carrying amounts for cash and cash equivalents, short-term investments, accounts receivable, short-term debt, and accounts payable. Fair values of forward currency exchange contracts, long-term investments, long-term debt, and guaranteed ESOP debt were estimated based on quoted market prices for the same or similar instruments or discounted cash flows.

16. CONCENTRATIONS OF CREDIT RISK
The company invests excess cash in deposits with major banks throughout the world and in high-quality short-term liquid instruments. Such investments are made only in instruments issued or enhanced by high-quality financial institutions (investment grade or better). Amounts invested in a single institution are limited to minimize risk. The company has not incurred losses related to these investments.

        The company sells a broad range of pharmaceutical products to a diverse group of customers operating throughout the world. In the U.S. and Japan, the company makes substantial sales to relatively few large wholesale customers. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required.

17. SHAREHOLDERS' EQUITY
Preferred Stock - The Series A Convertible Perpetual Preferred Stock is held by the



                    Pharmacia & Upjohn       Annual Report

Employee Stock Ownership Trust (ESOP Trust). The terms of the Series A
Preferred Stock are equivalent to the terms of the Series B Convertible Perpetual Preferred Stock that had been issued by Upjohn, which was exchanged for the new preferred stock on a one-for-one basis in connection with the merger. The per-share stated value is $40,300, and the preferred stock ranks senior to the company's common stock as to dividends and liquidation rights. Each share is convertible, at the holder's option, into 1,450 shares of the company's common stock and has voting rights equal to 1,450 shares of common stock. The company may redeem the preferred stock at any time after July 20, 1999, or upon termination of the ESOP at a minimum price of $40,300 per share. Dividends, at the rate of 6.25 percent, are cumulative, paid quarterly and charged against retained earnings.
        Common Stock - The number of common shares outstanding at December 31, 1995, was 506,625,800. The number of common shares deemed to be outstanding, for purposes of these financial statements at December 31, 1994 and 1993, was 504,707,825 and 505,114,503, respectively. A dividend of $.27 per share was declared on common stock in December 1995, payable in February 1996.
        Capital in Excess of Par Value - Amounts of paid-in capital that exceed the par value ($.01 per share) of the company's common stock are recorded in this account, including all such amounts that were attributed to previously outstanding Pharmacia common shares and Upjohn common stock. This method was followed for all periods covered by the financial statements, because the new common stock is assumed to have been outstanding for all periods preceding the merger.
        Note Receivable from ESOP Trust- The note matures on February 1, 2005; bears interest at 6.25 percent; and may be repaid, in whole or in part, at any time. Accrued interest at the end of any calendar year shall be added to the note principal.
        ESOP Deferred Compensation - Upon recognition of the company's guarantee of the debt of the ESOP Trust, an offsetting charge was made to shareholders' equity. To the extent the company recognizes expense more rapidly than the corresponding cash contributions are made, this account is reduced. The account has diminished because the company's ESOP Trust debt guarantee commitment declined beginning in 1995 (see Notes 11 and 18).
        Currency Translation Adjustments - This account includes all adjustments that arise from translating the financial statements of non-U.S. subsidiaries from local currencies into U.S. dollars (see Note 2).
        Other Shareholders' Equity - At December 31, 1995, other shareholders' equity is comprised of net unrealized gains (net of deferred taxes) relating to investments categorized as available-for-sale and marked-to-market of $30,859 and treasury stock of $18.
        Shareholder Rights Plan - Each share of the former Upjohn common stock included one-third of a right, which entitled the holder to purchase additional shares of Upjohn stock under specified limited circumstances. In connection with the merger, the rights were redeemed for $.05 per right, pursuant to the rights plan. A total of $2,869 was paid to former Upjohn shareholders and has been included in dividends declared and charged against retained earnings.

18. EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)
The ESOP is a funding vehicle for the Employee Savings Plan covering certain U.S. employees. As the ESOP Trust makes debt principal and interest payments, a proportionate amount of preferred stock is released for allocation to plan participants. The preferred shares are allocated to participants' accounts based upon their respective savings plan contributions and the dividends earned on their previously allocated preferred shares. As of December 31, 1995, 1,204.8 preferred shares had been released and allocated; 255.0 shares were released but unallocated; and 5,760.1 shares remained unreleased, of which 76.4 shares are committed to be released.
        Under the agreement whereby the company guaranteed third-party debt of the ESOP Trust, the company is obligated to contribute sufficient cash annually to the Trust to enable it to make required principal and interest


                 Pharmacia & Upjohn       Annual Report 1995
payments. The company satisfies this annual cash flow requirement through payment of dividends on all preferred shares outstanding plus cash contributions. The company has fully and unconditionally guaranteed the ESOP Trust's payment obligations whether at maturity, upon redemption, upon declaration of acceleration, or otherwise. The holders of the debt securities have no recourse against the assets of the ESOP Trust except in the event that the Trust defaults on payments due and the company also fails to make such payments. In that event, the holders may have recourse against unallocated funds held by the Trust. At December 31, 1995, assets of the ESOP Trust consisted primarily of $290,778 of Pharmacia & Upjohn, Inc., Series A Convertible Perpetual Preferred Stock.
        ESOP expense is determined as follows: A portion of future debt principal payments is attributed to each year of the plan based on the number of shares allocated during the period. This accelerated principal amount is combined with debt interest and factored by 80 percent. From this formula-driven amount, the company deducts interest earned on the note receivable from the ESOP Trust and dividends paid on all preferred stock held by the Trust to arrive at net ESOP expense.

        Key measures of the ESOP were:

Years ended December 31       1995     1994     1993
- ----------------------------------------------------
Interest expense
   of ESOP Trust           $29,018  $28,895  $28,779
Dividend income
   of ESOP Trust            18,268   18,489   18,606
Company contribution
   to ESOP Trust             8,114    8,001    7,870
Company ESOP
   expense (net)            13,705   13,368   12,344
                           =========================


19 EMPLOYEE STOCK OPTIONS
Employee stock options have a 10-year duration and are exercisable after one year of employment, following the grant date. At December 31, 1995, 789 current and former employees held options for 12,570,699 shares, of which 11,844,223 were exercisable. Options for 2,730,225 shares, 5,078,167 shares and 7,747,801 shares were available for future grants at December 31, 1995, 1994 and 1993, respectively. A new provision, effective in 1996, changes the number of shares authorized and available for granting each year to equal 1.25% of the outstanding common shares.
        Under the plan, upon the stock-for-stock exercise of any nonqualified or incentive stock options, an active employee will receive a new, nonqualified "reloaded" stock option at the then-current market price for the number of shares surrendered to exercise an option. The "reloaded" stock option will have an exercise term equal to the time remaining of the original exercised option. Officers subject to certain requirements under U.S. securities law, have a four-year period before their shares become exercisable, while other participants have a six-month waiting period.


Changes in outstanding options were as follows:

                                      Option price       Number
                                         per share    of shares
- ---------------------------------------------------------------
Balance outstanding,
  January 1, 1993                     $ 6.15-31.81   10,379,334
Granted                                19.44-22.24    3,084,792
Exercised                               6.15-21.90      (69,920)
Canceled                                6.51-31.81     (706,085)
- ---------------------------------------------------------------
Balance outstanding,
  December 31, 1993                   $ 6.51-31.81   12,688,121
Granted                                19.74-24.78    2,795,195
Exercised                               6.51-24.23     (399,755)
Canceled                                6.51-31.81     (785,120)
- ---------------------------------------------------------------
Balance outstanding,
  December 31, 1994                   $ 8.50-31.81   14,298,441
Granted                                20.60-39.69    2,558,295
Exercised                               8.50-39.69   (4,075,684)
Canceled                               17.07-39.69     (210,353)
- ---------------------------------------------------------------
BALANCE OUTSTANDING,
  DECEMBER 31, 1995                   $ 8.50-39.69   12,570,699
                                      =========================


In accordance with the terms of the merger, the numbers of shares and option prices for options outstanding prior to the merger were adjusted to give effect to the exchange ratio of one Upjohn share for 1.45 shares of the company's common stock.


                Pharmacia & Upjohn        Annual Report 1995

20. RETIREMENT BENEFITS
The company has various pension plans covering substantially all employees. Benefits provided under the defined benefit pension plans are primarily based on years of service and the employee's compensation. The following table summarizes the funded status of the material defined benefit plans:

                                                    1995                      1994
                                     -------------------       -------------------
                                     ASSETS  ACCUMULATED       Assets  Accumulated
                                     EXCEED     BENEFITS       Exceed     Benefits
                                ACCUMULATED       EXCEED  Accumulated       Exceed
December 31                        BENEFITS       ASSETS     Benefits       Assets
- ----------------------------------------------------------------------------------
Accumulated benefit obligation   $  736,302   $  170,828     $594,258   $  146,572
- ----------------------------------------------------------------------------------
Projected benefit obligation     $  957,898   $  241,127     $823,433   $  185,356
Plan assets at fair value         1,178,026       13,987      986,909       14,013
- ----------------------------------------------------------------------------------
Plan assets in excess of
   (less than) projected
   benefit obligation               220,128     (227,140)     163,476     (171,343)
Unrecognized net losses              20,124       14,744       58,539        1,016
Unamortized net transition
   amount                           (85,113)       5,279      (96,638)       5,355
Unrecognized prior service
   cost                              37,256          174       40,084        3,284
- ----------------------------------------------------------------------------------
Prepaid (accrued) pension
   cost                          $  192,395   $ (206,943)    $165,461   $ (161,688)
- ----------------------------------------------------------------------------------
Actuarial assumptions:
U.S.
   Discount rate                                    7.5%                8.5 - 9.0%
   Salary growth rate                         4.0 - 6.5%               4.25 - 6.5%
   Return on plan assets                      8.5 - 9.5%                8.0 - 9.5%
Non-U.S.
   Discount rate                              5.5 - 9.5%                6.0 - 9.5%
   Salary growth rate                         3.5 - 7.5%                3.3 - 7.5%
   Return on plan assets                      4.75-10.0%                4.75-10.0%
                                 =================================================

The assets of the U.S. plans, which comprise the majority of the combined plan assets, are invested approximately two-thirds in equity securities. Fair value is determined principally by reference to publicly quoted year-end prices. The lowering of the discount rate in 1995 for U.S. plans to 7.5 percent will not have a material effect on future years' expense.
        The principal pension obligations outside the U.S. are the defined benefit plans which cover essentially all employees in the company's Swedish operations. These plans (Swedish FPG/PRI pensions) form part of a Swedish secured multi-employer pension plan which is centrally administered. The level of benefits and actuarial assumptions are established jointly for all plans, and cannot unilaterally be changed by the company.
        The consolidated net pension expense amounts reflected below are exclusive of the added costs associated with early retirement inducements offered in 1993. These incremental charges of $15,000 before tax in 1993 were included in restructuring costs.


Years ended December 31             1995      1994       1993
- -------------------------------------------------------------
Service cost - benefits
   earned during the year      $  42,640  $ 53,234  $  46,543
Interest cost on projected
   benefit obligation             79,967    77,349     75,595
Actual return on plan assets    (231,194)    5,932   (137,825)
Net amortization and deferral    133,590   (93,461)    56,092
- -------------------------------------------------------------
Net pension expense            $  25,003  $ 43,054  $  40,405
                              ===============================



                 Pharmacia & Upjohn       Annual Report 1995

21. OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS
The company provides nonpension benefits to eligible retirees and their dependents, primarily in the form of medical and dental benefits.

        The following table summarizes the funded status of these plans operating principally in the U.S.:


December 31                                         1995      1994
- ------------------------------------------------------------------
Actuarial present value of benefit obligation:
Retirees                                        $190,637  $147,566
Fully eligible active participants                 9,629    11,045
Other active participants                        178,510   161,487
- ------------------------------------------------------------------
Accumulated postretirement benefit obligation    378,776   320,098
Plan assets at fair value                        111,116    73,312
- ------------------------------------------------------------------
Accumulated postretirement benefit
   obligation in excess of plan assets           267,660   246,786
Unrecognized net gains                            54,393    86,162
Unrecognized prior service cost                   50,932    52,216
- ------------------------------------------------------------------
Accrued postretirement benefit cost             $372,985  $385,164
- ------------------------------------------------------------------
Actuarial assumptions:
Discount rate                                       7.5%      8.5%
Return on plan assets                               9.5%      9.5%
Weighted average health care cost
   trend rates:
   Initially                                        7.0%      7.5%
   Trending down to                                5.25%      5.5%
                                                ==================


The plan assets are presently invested in long-term securities. The fair value was established by the trustee of the fund.
          The composition of expense for the postretirement benefit plan is as follows:


Years ended December 31                   1995      1994     1993
- -----------------------------------------------------------------
Service cost                          $  9,105  $ 11,969  $14,764
Interest cost                           26,908    25,438   31,933
Actual return on plan assets           (18,439)      766   (2,914)
Net amortization and deferral            5,786   (10,137)    (324)
- ------------------------------------------------------------------
                                        23,360    28,036   43,459
Portion attributable to discontinued
   operations                                -    (1,435)  (2,294)
- ------------------------------------------------------------------
Net postretirement benefit cost,
   continuing operations              $ 23,360  $ 26,601  $41,165
                                      ===========================


The assumption concerning health care cost trend rate has a significant effect on the amounts reported. For example, increasing the rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995, by approximately $45,000 and the total of service and interest cost components of net postretirement benefit cost for the year then ended by appproximately $5,200. The lowering of the discount rate in 1995 will not have a material effect on future years' expense.


                 Pharmacia & Upjohn       Annual Report 1995

22. SEGMENT AND GEOGRAPHIC INFORMATION
The company operates in one industry, pharmaceutical products, which includes prescription and nonprescription products for both humans and animals. The company's products are sold throughout the world to a wide range of customers including pharmacies, hospitals, chain warehouses, governments, physicians, and wholesalers and other distributors. No single customer accounts for 10 percent or more of the company's consolidated sales.
        The table below shows the company's operations by geographic area. All the sales are presented by originating area. U.S. exports to third-party customers are less than 10 percent of U.S. sales. Sales between geographic areas are priced to reflect consideration of economic circumstances and the regulations of countries in which the transferring entities are located. These transfers are eliminated in consolidation.


Geographic areas for years ended December 31         1995         1994         1993
- -----------------------------------------------------------------------------------
Sales to customers (includes exports):
United States                                 $ 2,205,208  $ 2,428,585  $ 2,576,782
Sweden                                            643,706      603,283      655,351
Other Europe                                    2,655,852    2,378,568    2,150,390
Japan and Pacific                               1,047,689      903,567      758,953
Other                                             396,614      390,357      366,011
- -----------------------------------------------------------------------------------
Interarea transfers from:
United States                                     569,170      494,501      452,600
Sweden                                          1,011,938      856,239      755,474
Other Europe                                      635,106      565,784      498,404
Japan and Pacific                                  21,161       11,062        6,790
Other                                              20,721       22,180       23,319
Eliminations                                   (2,258,096)  (1,949,766)  (1,736,587)
- -----------------------------------------------------------------------------------
                                              $ 6,949,069  $ 6,704,360  $ 6,507,487
                                              =====================================
Earnings from continuing operations
before income taxes:
United States                                 $   398,623  $   563,435  $   508,487
Sweden                                            300,763      290,335      310,477
Other Europe                                      308,091      296,493     (107,280)
Japan and Pacific                                  89,265       49,116       56,627
Other                                              39,651       71,897        9,425
- -----------------------------------------------------------------------------------
                                              $ 1,136,393  $ 1,271,276  $   777,736
                                              =====================================
Identifiable assets, December 31:
United States                                 $ 4,291,947  $ 4,227,195  $ 3,801,893
Sweden                                          3,315,370    2,875,230    2,513,289
Other Europe                                    2,808,482    2,901,311    2,378,874
Japan and Pacific                                 800,559      736,405      714,411
Other                                             244,243      206,987      207,809
Discontinued operations (net)                           -            -      278,344
- -----------------------------------------------------------------------------------
                                              $11,460,601  $10,947,128  $ 9,894,620
                                              =====================================



                 Pharmacia & Upjohn       Annual Report 1995

FIVE-YEAR SUMMARY OF OPERATIONS

U.S. Dollar amounts in thousands, except per-share data
Years ended December 31                                           1995         1994        1993         1992         1991
- -------------------------------------------------------------------------------------------------------------------------
Operating results:
- -------------------------------------------------------------------------------------------------------------------------
Net sales                                                   $6,949,069   $6,704,360  $6,507,487   $5,909,845   $5,291,734
Other revenue                                                  145,550      118,422      53,271       28,560       21,809
- -------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                            7,094,619    6,822,782   6,560,758    5,938,405    5,313,543
- -------------------------------------------------------------------------------------------------------------------------
Cost of products sold                                        1,980,038    1,889,854   1,822,255    1,623,346    1,414,510
Research and development                                     1,253,566    1,162,752   1,144,043      940,123      785,009
Marketing, administrative and other                          2,616,557    2,586,635   2,596,287    2,392,305    2,183,857
Restructuring charges                                          103,404       19,837     268,658       46,276       57,706
Merger costs                                                   138,193            -           -            -            -
- -------------------------------------------------------------------------------------------------------------------------
Operating costs and expenses                                 6,091,758    5,659,078   5,831,243    5,002,050    4,441,082
- -------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                             1,002,861    1,163,704     729,515      936,355      872,461
Interest income                                                216,651      157,254     227,318      247,601      165,959
Interest expense                                               (94,139)    (112,117)   (182,514)    (135,523)    (118,760)
Currency exchange gains (losses)                                13,071       22,121      (2,248)     (98,563)      11,471
All other, net                                                  (2,051)      40,314       5,665       (2,475)     (21,472)
- -------------------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES                             1,136,393    1,271,276     777,736      947,395      909,659
Provision for income taxes                                     397,700      437,825     217,143      243,643      306,840
- -------------------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                            738,693      833,451     560,593      703,752      602,819
Discontinued operations, net                                         -        1,675      46,084    (129,393)      164,767
Cumulative effect of accounting
  changes (net of tax)                                               -            -     (18,906)    (222,895)           -
- -------------------------------------------------------------------------------------------------------------------------

NET EARNINGS                                                   738,693      835,126     587,771      351,464      767,586
- -------------------------------------------------------------------------------------------------------------------------
Dividends on preferred stock
  (net of tax)                                                  12,541       12,291      12,125       12,084       12,356
- -------------------------------------------------------------------------------------------------------------------------
NET EARNINGS ON COMMON STOCK                                $  726,152   $  822,835  $  575,646   $  339,380   $  755,230
Net earnings per common share:
Primary                                                          $1.43        $1.63       $1.14         $.67        $1.48
                                                            =============================================================
Financial position:
- -------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                   $  840,525   $  651,660  $  393,276   $  373,205   $  543,542
Short-term investments                                         973,656    1,134,130     446,790    1,176,067      669,612
Trade accounts receivable, net                               1,535,409    1,480,251   1,415,642    1,272,492    1,109,012
Inventories                                                    975,554      887,467     833,256      727,995      735,249
Other current assets                                           648,466      651,185     559,024      435,460      480,293
- -------------------------------------------------------------------------------------------------------------------------
Current assets                                               4,973,610    4,804,693   3,647,988    3,985,219    3,537,708
Net assets of discontinued
  operations                                                         -            -     278,344    1,988,867    2,644,009
Properties                                                   3,393,225    3,074,466   2,906,273    2,517,035    2,495,373
Goodwill and other
  intangible assets, net                                     1,722,157    1,795,430   1,843,065    1,556,291    1,812,656
Other noncurrent assets                                      1,371,609    1,272,539   1,218,950      825,715      854,896
- -------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                11,460,601   10,947,128   9,894,620   10,873,127   11,344,642
- -------------------------------------------------------------------------------------------------------------------------
Short-term debt, including current
   maturities of long-term debt                                524,429      766,027     769,181      500,170      215,511
Other current liabilities                                    2,115,499    2,110,089   2,000,705    2,076,486    1,572,630
Long-term debt and ESOP debt                                   870,308      952,993     949,963      738,549      918,528
Other noncurrent liabilities                                 1,563,158    1,507,643   1,410,472    1,158,456      949,269
Shareholders' equity                                         6,387,207    5,610,376   4,764,299    6,399,466    7,688,704
- -------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                       $11,460,601  $10,947,128  $9,894,620  $10,873,127  $11,344,642
                                                           ==============================================================



                 Pharmacia & Upjohn       Annual Report 1995

QUARTERLY DATA


U.S. Dollar amounts in thousands, except per-share data                       First      Second        Third       Fourth
1995 (unaudited)                                                            quarter     quarter      quarter      quarter
- -------------------------------------------------------------------------------------------------------------------------
Net sales                                                                $1,681,265  $1,770,306   $1,692,726   $1,804,772
Other revenue                                                                58,019      37,221       28,799       21,511
- -------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                         1,739,284   1,807,527    1,721,525    1,826,283
Cost of products sold                                                       480,163     492,400      494,336      513,139
Research and development                                                    294,577     323,666      303,503      331,820
Marketing, administrative & other                                           600,469     670,659      648,087      697,342
Restructuring charges                                                             -      11,804            -       91,600
Merger costs                                                                      -          49        1,870      136,274
- -------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                            364,075     308,949      273,729       56,108
Interest income                                                              44,886      53,704       57,631       60,430
Interest expense                                                            (22,077)    (22,926)     (24,929)     (24,207)
Currency exchange (losses) gains                                            (31,703)      7,396       39,038       (1,660)
All other, net                                                                 (262)     (1,295)        (771)         277
- -------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                                                354,919     345,828      344,698       90,948
Provision for income taxes                                                  117,100     114,100      113,800       52,700
- -------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                237,819     231,728      230,898       38,248
Dividends on preferred stock (net of tax)                                     3,068       3,118        3,109        3,246
- -------------------------------------------------------------------------------------------------------------------------
NET EARNINGS ON COMMON STOCK                                             $  234,751  $  228,610   $  227,789    $  35,002
                                                                         ================================================
Net earnings per common share:
Primary                                                                        $.46        $.45         $.45         $.07
Fully diluted                                                                  $.46        $.44         $.44         $.07
                                                                         ================================================
1994 (unaudited)
Net sales                                                                $1,648,732  $1,700,976   $1,618,083   $1,736,569
Other revenue                                                                33,137      14,646       37,028       33,611
- -------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                         1,681,869   1,715,622    1,655,111    1,770,180
Cost of products sold                                                       448,420     479,140      483,758      478,536
Research and development                                                    285,391     280,114      280,633      316,614
Marketing, administrative & other                                           639,156     642,879      588,616      715,984
Restructuring charges                                                             -           -        6,900       12,937
- -------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                            308,902     313,489      295,204      246,109
Interest income                                                              33,750      38,892       39,183       45,429
Interest expense                                                            (28,534)    (30,182)     (28,937)     (24,464)
Currency exchange gains (losses)                                              9,891      (7,037)      10,364        8,903
All other, net                                                                2,188      (2,688)      38,016        2,798
- -------------------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES                                            326,197     312,474      353,830      278,775
- -------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                  112,342     107,616      121,859       96,008
EARNINGS FROM CONTINUING OPERATIONS                                         213,855     204,858      231,971      182,767
- -------------------------------------------------------------------------------------------------------------------------
Discontinued operation, net                                                  10,864       2,016       (5,694)      (5,511)
- -------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                224,719     206,874      226,277      177,256
Dividends on preferred stock (net of tax)                                     3,037       3,089        3,005        3,160
- -------------------------------------------------------------------------------------------------------------------------
NET EARNINGS ON COMMON STOCK                                             $  221,682  $  203,785   $  223,272   $  174,096
                                                                         ================================================
Net earnings per common share:
Primary                       continuing                                       $.42        $.40         $.45         $.36
                              net                                              $.44        $.40         $.44         $.35
Fully diluted                 continuing                                       $.41        $.40         $.44         $.35
                              net                                              $.43        $.40         $.43         $.34
                                                                         ================================================





                 Pharmacia & Upjohn       Annual Report 1995

                                      68