Form 10-K405, Exhibit 13
period 1996-12-31
PHARMACIA & UPJOHN INC
filed 1997-03-31
CIK 949573

                                                                     EXHIBIT 13

Financial review

Pharmacia & Upjohn, Inc. (the company) was formed through the merger of Pharmacia AB and The Upjohn Company and began operating in November 1995. The merger combined two operations that were complementary in both therapeutic expertise and geographic presence, creating a company that in 1996 achieved total sales of $7.2 billion and $11.2 billion in total assets. The global company has a corporate management center in Windsor, England and major research and manufacturing centers in Italy, Sweden and the United States.
     The 1995 merger was accounted for as a pooling of interests under U.S. generally accepted accounting principles. All data prior to the November 2, 1995, merger date have been combined as if the companies had been merged during the prior periods. Accordingly, 1996 results may be more reflective of the company's newly integrated operations and organizational structure than prior year information. The company reports its operations as a single industry segment - pharmaceutical products. In addition to prescription pharmaceutical products, this industry designation includes activities in consumer health care and the affiliated businesses of animal health, pharmaceutical chemicals and contract manufacturing, diagnostic systems and biotechnology supply products. Pharmacia & Upjohn's products are available in virtually every country in the world with major markets in Western Europe, the United States and Japan.
     Pursuant to the merger, during 1995 and 1996, the company began extensive restructuring programs to fully integrate the combined worldwide operations, eliminate duplicate facilities and functions, and focus resources on the objectives of the newly merged company. This plan is expected to achieve a net reduction of approximately 4,100 positions worldwide and the closing or combining of numerous subsidiary locations and facilities. Savings from the merger-related restructuring activities are expected to be realized in all major expense categories and to have an effect on earnings as elements of the restructuring plan continue to be implemented in 1997. Steps are also being taken to focus research and development (R&D) activities on the most promising projects of the two companies. Management estimates that this has resulted in a reduction in pharmaceutical R&D projects of approximately 30 percent. This effort, combined with the company's commitment to investing in excess of $1 billion annually in research and development, should support sales growth in future years. In 1996 the company announced its intention to reduce the number of worldwide pharmaceutical production facilities by approximately 40 percent. Restructuring charges associated with such plant rationalizations will continue into future periods when management's plans are finalized.
     Other strategic activities in 1996 included the initial public offering of stock for Biacore International AB (previously named Biosensor), a business that develops, manufactures and markets analytical instruments based on patented biosensor technology. In addition, the company is committed to focusing and developing the animal health business. In the second half of 1996, the company acquired Pherrovet AB, a leading animal health company in the Nordic region, acquired the veterinary product line of Paines & Byrne, and sold certain animal health biological assets to Bayer AG. The company also acquired human pharmaceutical products from The Procter & Gamble Company in Australia and New Zealand in November 1996.
     In addition to a focus on cost savings and strategic growth, at December 31, 1996, the company retains a strong financial position which, combined with substantial borrowing capacity, provides the means to pursue the company's future strategic objectives.
        All per-share amounts in the following discussion

OVERVIEW OF CONSOLIDATED RESULTS


                                                  1996              1995              1994
U.S. dollars in millions, except per-share data    $M    % change    $m    % change    $m
-------------------------------------------------------------------------------------------
Total revenue                                     7,286        3%   7,095        4%   6,823
Operating income                                    677      (33)   1,015      (14)   1,180
Earnings from continuing
  operations before income taxes                    838      (26)   1,136      (11)   1,271
Net earnings                                        562      (24)     739      (12)     835
Net earnings per common share:
     - Primary                                    $1.07      (25)   $1.43      (12)   $1.63
     - Fully diluted                              $1.07      (24)   $1.41      (12)   $1.60
-------------------------------------------------------------------------------------------

are presented on a fully diluted after-tax basis.
     When comparing year-to-year earnings, restructurings, merger costs and discontinued operations recorded over the past three years should be considered. Merger-related restructuring charges recorded in 1996 were $518 million ($.62 per share). Restructuring charges were $104 million ($.13 per share) in 1995 and $20 million in 1994. Merger costs reported in 1996 and 1995 were $67 million ($.09 per share) and $138 million ($.22 per share), respectively. These costs consisted primarily of transaction costs and expenses related to certain nonrecurring organizational activities, establishing the corporate identity for the new company and various other costs of combining the two companies. In 1994, the company divested the Asgrow Seed Company. This sale was reported as a discontinued operation.
     Other significant items recorded in 1996 affecting comparability include: the termination of an agreement with the Biopure Corporation for development of the hemoglobin-based oxygen carrier, Hemopure; gain on the sale of majority interest in Biacore; gain on the sale of an equity interest and related dissolution of a joint venture; and accrual for certain legal and environmental matters. Dissolution of the Biopure agreement led to the impairment of an investment, resulting in a charge of $106 million ($.13 per share) that was reported with marketing, administrative and other expense (MA&O). The gain on the sale of Biacore stock of $55 million ($.08 per share) is included in nonoperating income. Both the gain on the sale of the joint venture equity interest of $46 million ($.06 per share) and the accrual for legal and environmental matters of $73 million ($.10 per share) are included in MA&O.
     In 1995 and 1994 other significant items affecting comparability include: the write-down of an equity investment to fair value in 1995; the 1995 sale of the company's rights under a product co-marketing agreement; and the sale of Deltec, Inc., a medical technology company, in 1994. The write-down of the equity interest by $59 million ($.08 per share) in 1995 was reported in MA&O. The sale of co-marketing rights increased 1995 other operating revenue by $42 million ($.05 per share). The 1994 sale of Deltec contributed $30 million to nonoperating income.

NET SALES
Worldwide sales rose 3 percent in 1996 to $7.2 billion, compared to increases of 4 percent and 3 percent in 1995 and 1994, respectively. Combined volume and price in 1996 added 5 percent while foreign exchange rate changes had an unfavorable impact of 2 percent. In 1996, volume growth attributable to expanded market reach as a result of the merger was partially offset by price competition, increased effects of generics in both the U.S. and Europe, and a mandatory price decrease in Japan. Shifts in the strength of the U.S. dollar, primarily versus a weakened Japanese yen, also contributed to reduced sales growth.
     The markets in which the company conducts business are highly competitive and, in many cases, highly regulated. Price reductions and product substitutions may result from the introduction of new, technologically innovative products and processes by competitors, even for products protected by patents. Pricing pressures are exerted both from government bodies and the private sector in an effort to contain worldwide health care costs. Loss of patent protection results in increased competition and generic substitution. This is evidenced by a gradual decline in sales of the affected product as new competition enters the marketplace, usually at a lower price to gain market share. The company can not predict the outcome nor timing of any future U.S. or international government or other health care initiatives and can not reasonably estimate the effect on operations or cash flows.
     In 1996, sales in the U.S. represented 32 percent of consolidated sales compared to 30 percent and 35 percent in 1995 and 1994, respectively. As evidenced below, since 1994 the geographic composition of sales has remained fairly consistent between the U.S. and the rest of the world. This mix results in significant exposure to the fluctuations of foreign currency exchange rates in both translation of financial results and the underlying transactions that comprise the results.


[BAR GRAPH]


                                1996   % Change   1995   % Change   1994
                                 $M                $m                $m
                                -----  --------  ------  --------  ------

       U. S. Sales              2,322       9.7   2,116      (9.0)  2,326
       Rest of World            4,854        --   4,833      10.0   4,379
                                -----             -----            ------

       Consolidated Sales       7,176       3.3   6,949       3.6   6,704
                                -----             -----             -----

PRODUCT SALES
The company has 13 major product groups, each contributing in excess of $200 million in sales in 1996. The table below provides a year-to-year comparison of consolidated net sales by major product group:


                                      1996             1995             1994
  U.S. dollars in millions             $M    % Change   $m    % Change   $m
  ---------------------------------------------------------------------------
  Metabolic disease                     766       2.9    745      (0.5)   748
  Oncology                              630      11.2    566       6.7    531
  Inflammation                          625       0.2    623       0.3    621
  Infectious disease                    587     (14.5)   687      10.3    623
  Central nervous system                568      (0.6)   572       0.3    570
  Women's health                        554       2.3    541       7.0    506
  Nutrition                             381      (4.5)   399       8.1    369
  Ophthalmology                         295      (0.4)   296       5.3    281
  Other prescription pharmaceuticals    673      (1.2)   681     (12.0)   774
  Consumer health care                  710      25.4    566      (1.3)   573
  Animal health                         413       7.9    383      14.0    336
  Chemical & contract manufacturing     316      58.3    200      17.1    171
  ---------------------------------------------------------------------------
  Total pharmaceuticals               6,518       4.1  6,259       2.6  6,103
  Biotech/Biacore                       439       0.4    437      13.5    385
  Diagnostics                           219     (13.4)   253      17.1    216
  ---------------------------------------------------------------------------
  Consolidated net sales              7,176       3.3  6,949       3.6  6,704
  ---------------------------------------------------------------------------


Worldwide sales growth in 1996 was enhanced by the launch of eleven new products or product line extensions during 1996 as highlighted below.


1996 PRODUCT LAUNCHES
- Camptosar (irinotecan) for the treatment of refractory colorectal cancer (Oncology - U.S.)
- Xalatan (latanoprost), an intraocular pressure-lowering medication for the treatment of glaucoma (Ophthalmology - U.S., Sweden, Switzerland)
- Corvert for atrial fibrillation and flutter (Other prescription pharmaceuticals - U.S.)
-  Rogaine 2% treatment for hair loss launched over the counter (OTC)
   (Consumer health care - U.S.)
- Nicorette gum for smoking cessation launched OTC and marketed by SmithKline Beecham (Consumer health care - U.S., France)
- Nicotrol patch for smoking cessation launched OTC and marketed by McNeil Consumer Products Company (Consumer health care - U.S.)
- Nicorette nasal spray treatment for smoking cessation launched for prescription sales and marketed by McNeil (Consumer health care - U.S.)
-  Nicorette Inhaler launched OTC (Consumer health care - Denmark)
- Kao Lectrolyte, an electrolyte replenishment product for children (Consumer health care - U.S.)
- Estring for post-menopausal women suffering from urogenital atrophy (Women's health - Germany)
- Pantoprazole for gastric hyperacidity disorders (Other prescription pharmaceuticals - Italy, Spain, Norway, Finland)

Existing product lines continue to contribute significant sales dollars led by Genotropin and Xanax, reported in Metabolic disease and Central nervous system
(CNS) categories, respectively. Genotropin, a growth hormone, contributed worldwide sales of $397 million but experienced only slight growth for the year due to lower sales in Japan, a significant market for this product. The decline in sales in Japan resulted partially from reduced volume early in the year in anticipation of the mandatory price decrease, followed by the effects of the reduction in price for the remainder of the year. The sales dollars presented for Genotropin were also adversely affected by the weakened yen in Japan. Xanax, the anti-anxiety agent, showed moderate growth for the year due to strength in Europe, and special promotions in the U.S. Xanax sales were $353 million despite prior year declines due to strong generic competition in the U.S.

     Loss of patent protection on several products over the past few years has had a significant effect on the sales of those products. Xanax and Halcion, a sleep-inducing agent also in the CNS category, have experienced this trend since 1993. Glynase and Micronase, both oral anti-diabetes agents reported in the Metabolic disease group, lost patent protection in the U.S. in 1995 and 1994, respectively. Provera, the progestational agent reported in Women's health, has also been facing competition from generics in the U.S. throughout the past few years, contributing to decreased sales. Additionally, in 1996 two Infectious disease products, Vantin and Mycobutin, both broad-spectrum oral antibiotics, faced competition from a new class of antibiotics called macrolides. Mycobutin has also been adversely affected because the product can not be used in HIV/AIDS patients in association with some of the recently introduced protease inhibitors.
     The mandatory price decrease in Japan and a weakened yen had a negative effect on the company's 1996 performance due to the importance of this market to certain products. These products include Genotropin, Solu-Medrol and other Medrol products, Sermion, Pharmorubicin, and Healon. Sermion is a treatment for senile dementia reported in the CNS category. Pharmorubicin, a cytostatic agent for the treatment of solid tumors and leukemias, is included in the Oncology product group, and Healon, a visco-elastic used for cataract surgery, is reported in the Ophthalmology group.
     Despite the factors exerting downward pressure on sales growth mentioned above, several products contributed sound performance for the year. Depo-Provera, the injectable contraceptive reported in Women's health, continues to provide strong volume growth in both the U.S. and international markets. Fragmin, a treatment for the prevention of blood clots in connection with surgery, contributed good growth, specifically in Europe. Fragmin sales in Japan also increased due to the restructuring of an existing distributor relationship which has no impact on earnings. Fragmin is reported in the Metabolic disease product group. Caverject, the treatment for male impotence, first recorded U.S. sales in the third quarter of 1995 and provided strong sales growth for l996. Reported in Other prescription pharmaceuticals, Caverject is sold in 59 markets worldwide. The launches of Camptosar and Xalatan in 1996 also contributed strong sales growth. Camptosar is reported in the Oncology category and reported year-to-date sales of $59 million since August. Xalatan, in the Ophthalmology product group, contributed $30 million since late September.
     Consumer health care was an arena of significant growth for the company in 1996, led by the U.S. OTC launches of three consumer health care products:
Rogaine 2% solution, the Nicotrol patch, and Nicorette gum. Several other products in the Nicorette line, such as Nicorette nasal spray and the Nicorette Inhaler, have been introduced in various markets world-wide and are expected to contribute to future period sales. Combined sales for Rogaine and the Nicorette line contributed $396 million in 1996, partially due to initial sales to establish retail inventories. Sales of Rogaine (Regaine outside the U.S.) are classified under Consumer health care for all comparative periods with year-to-year OTC sales of Rogaine 2% greatly exceeding the prior year prescription sales. Competition from generics may affect future sales of these products.
     Other affiliated businesses continue to provide a solid base of sales to the company. The sales growth recorded by the Chemical and contract manufacturing group in 1996 was due primarily to the transfer of certain European products into this sales classification for 1996 (reported in Other prescription pharmaceutical groupings in 1995 and 1994). The Diagnostics business showed a decline in sales from 1995 to 1996 due to poor climatic conditions for allergies in Europe and Japan and the weakened Japanese yen.

OTHER OPERATING REVENUE
In the first quarter of 1995 the company sold rights under a product co-marketing agreement. This sale added $42 million to this revenue classification, contributing to the comparative decline for 1996. Additionally, 1995 included revenue from promotional services provided by the company for Zovirax, a product of Glaxo Wellcome Company. This agreement was terminated at the end of 1995. Exclusive of these items, other revenue from co-marketing agreements has increased in 1996, primarily from the joint marketing of Luvox, a treatment for obsessive compulsive disorder (OCD), with Solvay & Cie.

COSTS AND EXPENSES
Consolidated operating expenses, stated as a percent of net sales, were as follows:


                                                 1996   1995   1994
--------------------------------------------------------------------
Cost of products sold                             29.5%  28.3%  28.0%
Research and development                          17.6   18.0   17.3
Marketing, administrative and other               36.8   37.7   38.5
Restructuring charges                              7.2    1.5    0.3
Merger costs                                       0.9    2.0      -
Operating income                                   9.4   14.6   17.6
--------------------------------------------------------------------


     An increase in cost of products sold as a percent of sales reflects unfavorable period-to-period comparisons in product and geographic mix and the effects of foreign exchange movements. Increased price competition and generic substitution encountered by several major products reduced gross margin. Geographic shifts in sales growth to markets with higher costs as a percent of sales have also occurred from 1995 to 1996. Also in 1996, fluctuations in foreign currency exchange rates, specifically the strengthening of the Swedish krona and Italian lira and the weakening in the Japanese yen, increased cost as a percentage of sales as the company has significant manufacturing operations in Sweden and Italy and significant product sales in Japan.
     As evidenced below, the company has continued to make significant investments in R&D over the past six years. This commitment, along with continual refocusing of spending to the most promising projects, is necessary to provide sales growth for future years.

[BAR GRAPH]


U.S. dollars in millions     1996    1995    1994    1993   1992  1991
                             ----    ----    ----    ----   ----  ----
          R&D Expenditures   1,266   1,254   1,163   1,144   940   785


     From 1995 to 1996, R&D spending increased 1 percent, partially due to a one-time accumulated payment of $26 million in the third quarter of 1996 under a contractual obligation for co-development of a product. Otherwise, R&D spending decreased slightly. Spending reductions from narrowing the company's research focus were largely offset by 1996 spending to support 11 significant product filings.
     From 1994 to 1995, R&D expenses increased 8 percent due partially to the greater number of product candidates in the final stages of clinical development in 1995, which required higher patient populations for testing.
     Marketing, administrative and other expenses continue a downward trend as a percent of sales from 1994 to 1996. Mitigating the effect of this trend for 1996 is a charge of $106 million related to the impairment of an investment in Biopure and the accrual for certain legal and environmental matters of $73 million, both mentioned previously. Conversely, expenses recorded in 1996 were offset by a gain on the sale of an equity interest and related dissolution of a joint venture of $46 million. This same investment had previously been written down by $59 million in the fourth quarter of 1995 to reflect the fair market value at December 31, 1995. Excluding the effect of these items, 1996 results reflect a net decrease in expenses as cost reductions are being realized under the company's merger-related restructuring plan, partially offset by additional advertising and promotion costs incurred by the Consumer health care business to support OTC launches of Rogaine and Nicorette products. Additionally, the company experienced unusually high costs in 1994 for increased marketing investments in certain emerging international markets.

MERGER COSTS AND RESTRUCTURING CHARGES
Merger costs recorded in 1995 included both transaction costs ($69 million) and expenses to combine the operations of the two companies ($69 million). Transaction costs consisted primarily of professional fees. Merger costs recorded in 1996 of $67 million, as described earlier, related primarily to the combination of operations.
     Merger-related restructuring charges of $518 and $92 million recorded in 1996 and 1995, respectively, primarily reflect the planned reduction of approximately 4,350 positions. At December 31, 1996, approximately 4,280 employees had left the company under this program. Cash spending in 1996 for this program totaled approximately $344 million, with approximately $201 million remaining as other current and noncurrent liabilities of the company. These remaining reserves include certain accruals for pensions and other employee benefits that will be expended over the next several years. The costs in 1995 resulted from accruals for reduction of approximately 850 of these positions, elimination of duplicate office facilities, and other exit costs. Cash spending for merger-related restructuring in 1995 was nominal.
     Other nonmerger restructuring charges recorded in 1995 totaled $12 million related to the closure of a manufacturing facility in Sweden. Restructuring charges recorded in 1994 reflect costs associated with a plant closing in the U.S. related to the consolidation of manufacturing facilities for ophthalmology operations. Also in 1994, this expense category included charges resulting from the write-down of intangibles related to a terminated oncology venture.

NONOPERATING INCOME AND EXPENSE
The company has experienced a favorable interest income to interest expense relationship in each year from 1994 to 1996. Declines in both interest income and interest expense from 1995 to 1996 are primarily due to the termination of certain borrowing arrangements in Europe in the third quarter of 1996 and lower interest rates, mainly in Europe. Additionally, interest expense in 1996 was further reduced due to net repayments of short-term debt. Reductions in both short-term and long-term investments in 1996 also decreased interest income. From 1994 to 1995 the increase in interest income was largely due to investment of proceeds from the sales of Deltec and certain other Pharmacia AB assets and the sale of the Asgrow Seed Company.
     The gain on the initial public offering of stock for Biacore of $55 million is recorded as nonoperating income for 1996, of which $8 million represents the gain on the issuance of new shares. Further information is presented in Note 5 to the consolidated financial statements.

INCOME TAXES
The effective tax rate for 1996 was 33 percent, compared to 35 percent and 34.4 percent in 1995 and 1994, respectively. The decrease in the rate from 1995 to 1996 was the result of increased earnings in jurisdictions with lower tax rates and nonrecurring charges which are deductible at tax rates greater than the average effective rate.

FINANCIAL CONDITION



                                               1996     1995     1994
-----------------------------------------------------------------------
Working capital (U.S. $ in millions)            2,392    2,334    1,929
Current ratio                                  1.96:1   1.88:1   1.67:1
Debt to total capitalization                     14.5%    17.9%    23.4%
-----------------------------------------------------------------------


The company's working capital increased slightly from 1995 to 1996 due to net reductions in short-term borrowings largely offset by decreases in short-term investments. In both 1995 and 1996, the percentage of debt to total capitalization benefited from declining levels of debt. As indicated below, in 1996, net financial assets decreased from 1995 and 1994 due principally to the net borrowing and investment activities influenced by cash needs to fund operations, dividend payments to shareholders, and restructuring and merger costs.

[BAR GRAPH]


                                               1996    1995    1994
                                                $M      $m      $m
                                              ------  ------  ------
Cash, equivalents and investments              1,849   2,530   2,554
Short-term and long-term debt                  1,058   1,394   1,719
                                               -----   -----   -----
Net financial assets                             791   1,136     835


Net cash provided by operations is considered a major source of funds to finance working capital, shareholder dividends, and capital expenditures. Cash from operations totaled $805 million in 1996, $1,145 million in 1995, and $1,286 million in 1994. The decline in 1996 results from payments for merger-related restructuring of $344 million and merger costs of $67 million during the year. Payments for merger costs of $138 million in 1995 account for the slight decrease from 1994.
     Expenditures for property, plant and equipment were $656 million in 1996, $592 million in 1995 and $491 million in 1994. Anticipated capital spending for 1997 of approximately $675 million includes continued spending to create manufacturing centers of excellence in the U.S., Belgium, Sweden and Puerto Rico, and for additional expansion of bulk chemical production facilities in Ireland. Plans also have been announced in 1996 to start development of a state-of-the-art research campus in Stockholm, Sweden. Other investing activities included the net reductions in both short-term and long-term investments which provided the cash flow to fund repayments of short-term debt.
     Financing activities continue to be a significant use of cash, primarily for payment of dividends to shareholders. When compared to the prior year, dividends to common shareholders rose due to the greater number of outstanding shares issued to effect the merger and an effective increase in combined dividend rate per share. During 1996, the company terminated certain borrowing arrangements in Europe for a net decrease in short-term debt of $289 million. Cash proceeds from the issuance of treasury stock were related to the employee option program and were primarily utilized for the purchase of common shares to be issued upon future exercise of stock options.
     The company utilizes forward exchange contracts to mitigate the effect of currency exchange rate fluctuations on certain intercompany and third-party transactions. The company hedges net recorded currency transaction exposures on certain existing assets and liabilities as well as net anticipated currency transactions. The anticipated transaction hedging activities seek to protect operating margins and cash flows from the potential adverse effects of currency exchange rate fluctuations by offsetting the gains and losses on the instruments with the losses and gains of the underlying anticipated cash flows. Because forward contracts used to hedge anticipated transaction exposures are marked to market each period, but the anticipated transactions have not been recorded, the timing of recognition of the related gains and losses will not match. Further information is presented in Note 14 to the consolidated financial statements.
     The company's future cash provided by operations and borrowing capacity are expected to cover normal operating cash flow needs and planned capital acquisitions for the foreseeable future. As of December 31, 1996, unused lines of credit available for company use totaled $828 million. The company had A-1+ and P-1 ratings for its commercial paper, and AA- and A1 general bond ratings from Standard & Poor's and Moody's, respectively, as of December 31, 1996.

OTHER INFORMATION
Various suits and claims arising in the ordinary course of business, primarily for personal injury alleged to have been caused by the use of the company's products, are pending against the company and its subsidiaries. The company is also involved in several administrative and judicial proceedings relating to environmental concerns, including actions brought by the U.S. Environmental Protection Agency and state environmental agencies for remedial cleanup at approximately 50 sites and including site cleanup at the company's discontinued industrial chemical operations. The company's estimate of the ultimate cost to be incurred in connection with these environmental situations could change due to uncertainties at many sites with respect to potential cleanup remedies, the estimated cost of cleanup, and the company's ultimate share of a site's cost.
     Based on information currently available and the company's experience with lawsuits of the nature of those currently filed or anticipated to be filed which have resulted from business activities to date, the amounts accrued for product and environmental liabilities are considered to be adequate. Although the company can not predict and can not make assurances with respect to the outcome of individual lawsuits, the ultimate liability should not have a material effect on its consolidated financial position; and unless there is a significant deviation from the historical pattern of resolution of such issues, the ultimate liability should not have a material adverse effect on the company's results of operations or liquidity.
     The company is a party, along with many other U.S. drug manufacturers and wholesalers, in numerous related federal and state civil antitrust lawsuits brought by U.S. independent and chain retail pharmacies and consumers. These suits claim violations of antitrust and pricing laws as a result of the defendants providing discounts and rebates to allegedly favored managed care customers that were not offered to the plaintiffs. Several of the suits are class actions. The federal cases have been consolidated in federal court in Chicago, Illinois. The company believes it has meritorious defenses, and although potential liability can not be presently estimated, a majority of the defendants in this class action (not including the company) have recently agreed to $10 million to $60 million settlements of claims per defendant in this action. The company believes that any potential liability above amounts accrued will not have a material adverse effect on the company's consolidated financial position or the company's results of operations or liquidity.
     Further discussion of current litigation matters is provided in Note 13 to the consolidated financial statements.
     The company currently is performing a detailed assessment of the expected impact of the Year 2000 date recognition problem on existing automated systems worldwide. Preliminary assessment indicates that resulting solutions will involve a mix of purchasing new systems and modifying existing systems. A reasonable estimate of potential costs can not presently be determined.
     The American Institute of Certified Public Accountants has issued Statement of Position 96-1, Environmental Remediation Liabilities. It becomes effective in 1997. The impact on the company of adoption of this statement is not expected to be material.
     Except for the historical information contained herein, the matters discussed in this Annual Report are forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the company's operations, markets, products, services and prices, and other factors more specifically discussed in the company's filings with the Securities and Exchange Commission.

SELECTED FINANCIAL DATA


Years Ended December 31                                  1996    1995    1994    1993    1992
U.S. dollar amounts in millions, except per-share data    $M      $m      $m      $m      $m
----------------------------------------------------------------------------------------------
Operating revenue                                        7,286   7,095   6,823   6,561   5,938
Earnings from continuing operations                        562     739     833     561     704
Fully diluted earnings per share from
    continuing operations                               $ 1.07  $ 1.41  $ 1.60  $ 1.08  $ 1.35
Dividends declared per share (a)                        $ 1.08  $  .27       -       -       -
Total assets                                            11,173  11,461  10,947   9,895  10,873
Long-term debt                                             567     603     678     675     464
----------------------------------------------------------------------------------------------


(a) Separate dividend information for Pharmacia AB and The Upjohn Company prior to the merger has not been presented because the information would not be meaningful.

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

Jan Ekberg
President and Chief Executive Officer

Robert C. Salisbury
Executive Vice President,
Finance and Administration and
Chief Financial Officer



REPORT OF INDEPENDENT ACCOUNTANTS
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
PHARMACIA & UPJOHN, INC.
We have audited the consolidated balance sheets of Pharmacia & Upjohn, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years 1996, 1995 and 1994. These financial statements are the responsibility of the management of Pharmacia & Upjohn, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above (pages 44 to 63) present fairly, in all material respects, the consolidated financial position of Pharmacia & Upjohn, Inc. and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years 1996, 1995 and 1994, in conformity with generally accepted accounting principles in the U.S.

Coopers & Lybrand L.L.P.
Chicago, Illinois
February 26, 1997

Pharmacia & Upjohn, Inc. and subsidiaries


U.S. dollar amounts in millions, except per-share data   1996     1995     1994
For the years ended December 31                           $M       $m       $m
--------------------------------------------------------------------------------

Operating revenue:
Net sales                                                7,176    6,949    6,704
Other revenue                                              110      146      119
--------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                                  7,286    7,095    6,823

Operating costs and expenses:
Cost of products sold                                    2,116    1,967    1,877
Research and development                                 1,266    1,254    1,163
Marketing, administrative and other                      2,642    2,617    2,583
Restructuring charges                                      518      104       20
Merger costs                                                67      138        -
--------------------------------------------------------------------------------
OPERATING INCOME                                           677    1,015    1,180
Interest income                                            159      216      157
Interest expense                                           (56)     (94)    (112)
Gain on sale and issuance of subsidiary stock               55        -        -
All other, net                                               3       (1)      46
--------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS
   BEFORE INCOME TAXES                                     838    1,136    1,271
Provision for income taxes                                 276      397      438
--------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                        562      739      833
Discontinued operations, net                                 -        -        2
--------------------------------------------------------------------------------
NET EARNINGS                                               562      739      835
Dividends on preferred stock (net of tax)                   13       13       12
--------------------------------------------------------------------------------
NET EARNINGS ON COMMON STOCK                               549      726      823
--------------------------------------------------------------------------------

EARNINGS PER COMMON SHARE:
   Primary                                              $ 1.07   $ 1.43   $ 1.63
   Fully diluted                                        $ 1.07   $ 1.41   $ 1.60
--------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheets
Pharmacia & Upjohn, Inc. and subsidiaries


U.S. dollar amounts in millions                                                           1996     1995
December 31                                                                                $M       $m
-------------------------------------------------------------------------------------------------------

Current assets:
Cash and cash equivalents                                                                  641      841
Short-term investments                                                                     696      974
Trade accounts receivable, less allowance of $95 (1995:$93)                              1,705    1,535
Inventories                                                                              1,012      976
Deferred income taxes                                                                      326      265
Other                                                                                      515      383
-------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                     4,895    4,974
Long-term investments                                                                      512      715
Goodwill and other intangible assets, net                                                1,522    1,722
Properties, net                                                                          3,602    3,393
Other noncurrent assets                                                                    642      657
-------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                            11,173   11,461
-------------------------------------------------------------------------------------------------------
Current liabilities:
Short-term debt                                                                            235      524
Accounts payable                                                                           449      483
Compensation and compensated absences                                                      218      234
Dividends payable                                                                          142      141
Income taxes payable                                                                       318      268
Other                                                                                    1,141      990
-------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                2,503    2,640
Long-term debt                                                                             567      603
Guarantee of ESOP debt                                                                     256      267
Postretirement benefit cost                                                                337      373
Other noncurrent liabilities                                                               775      744
Deferred income taxes                                                                      494      447
-------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                        4,932    5,074
-------------------------------------------------------------------------------------------------------
Shareholders' equity:
Preferred stock, one cent par value; authorized 100,000,000 shares, issued Series A convertible 7,125 shares at stated value
    (1995: 7,220 shares)                                                                   287      291
Common stock, one cent par value; authorized 1,500,000,000 shares,
    issued 508,500,633 shares (1995: 506,625,800 shares)                                     5        5
Capital in excess of par value                                                           1,457    1,457
Retained earnings                                                                        5,603    5,603
Note receivable from ESOP Trust                                                            (38)     (36)
ESOP deferred compensation                                                                (228)    (236)
Currency translation adjustments                                                          (855)    (728)
Other shareholders' equity                                                                  10       31
-------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                               6,241    6,387
-------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                              11,173   11,461
-------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of shareholders' equity
Pharmacia & Upjohn, Inc. and subsidiaries


U.S. dollar amounts in millions                                1996    1995     1994
For the years ended December 31                                 $M      $m       $m
------------------------------------------------------------------------------------

PREFERRED STOCK:
Balance at beginning of year                                    291      295      297
Redemptions and conversions                                      (4)      (4)      (2)
-------------------------------------------------------------------------------------
Balance at end of year                                          287      291      295
-------------------------------------------------------------------------------------

COMMON STOCK:
Balance at end of year                                            5        5        5
-------------------------------------------------------------------------------------

CAPITAL IN EXCESS OF PAR VALUE:
Balance at beginning of year                                  1,457    1,394    1,394
Stock option, incentive and dividend reinvestment plans          10       32       (2)
Retirements, conversions and other                              (10)      31        2
-------------------------------------------------------------------------------------
Balance at end of year                                        1,457    1,457    1,394
-------------------------------------------------------------------------------------

RETAINED EARNINGS:
Balance at beginning of year                                  5,603    5,602    5,117
Net earnings                                                    562      739      835
Dividends declared                                             (549)    (422)    (329)
Dividends on preferred stock (net of tax)                       (13)     (13)     (12)
Retirement of common stock                                        -      (45)      (9)
Reclassification to currency translation adjustments              -     (258)       -
-------------------------------------------------------------------------------------
Balance at end of year                                        5,603    5,603    5,602
-------------------------------------------------------------------------------------

NOTE RECEIVABLE FROM ESOP TRUST:
Balance at beginning of year                                    (36)     (34)     (32)
Rollover of accumulated interest                                 (2)      (2)      (2)
-------------------------------------------------------------------------------------
Balance at end of year                                          (38)     (36)     (34)
-------------------------------------------------------------------------------------

ESOP DEFERRED COMPENSATION:
Balance at beginning of year                                   (236)    (244)    (251)
ESOP expense recognized in excess of cash contributions           8        8        7
-------------------------------------------------------------------------------------
Balance at end of year                                         (228)    (236)    (244)
-------------------------------------------------------------------------------------

CURRENCY TRANSLATION ADJUSTMENTS:
Balance at beginning of year                                   (728)  (1,394)  (1,767)
Translation adjustments                                        (127)     408      373
Reclassification from retained earnings                           -      258        -
-------------------------------------------------------------------------------------
Balance at end of year                                         (855)    (728)  (1,394)
-------------------------------------------------------------------------------------

OTHER SHAREHOLDERS' EQUITY:
Balance at beginning of year                                     31      (14)       -
Stock option, incentive and dividend reinvestment plans          85       57       24
Purchases of treasury stock                                     (93)    (101)     (32)
Retirement of common stock                                        -       44        8
Change in unrealized investment gains and losses, net of tax    (13)      45      (14)
-------------------------------------------------------------------------------------
Balance at end of year                                           10       31      (14)
-------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                    6,241    6,387    5,610
-------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of cash flows
Pharmacia & Upjohn, Inc. and subsidiaries


U.S. dollar amounts in millions                                                        1996     1995     1994
For the years ended December 31                                                          $M       $m       $m
-------------------------------------------------------------------------------------------------------------

Cash flows from operations:
NET EARNINGS                                                                            562      739      835

Adjustments to net earnings:
   Depreciation                                                                         343      327      329
   Amortization of intangibles                                                          130      153      146
   Restructuring charges                                                                518      104       20
   Cash expended on restructurings                                                     (344)     (48)    (118)
   Net (gains) losses on sales of noncurrent assets                                     (79)     (12)     (97)
   Write-downs of investments, properties and intangibles                               106       40       33
   Deferred income taxes                                                                (94)      74       86
   Other                                                                                  2      (27)      (9)

Changes in:
   Accounts receivable (net)                                                           (218)      12        3
   Inventories                                                                          (69)     (18)      (4)
   Accounts payable                                                                     (25)     (71)      84
   Income taxes payable                                                                  52     (122)      17
   Other current and noncurrent assets and liabilities                                  (79)      (6)     (39)
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATIONS                                                         805    1,145    1,286
-------------------------------------------------------------------------------------------------------------

Cash flows (required) provided by investment activities:
Acquisitions of subsidiaries                                                            (26)     (57)     (90)
Additions of properties                                                                (656)    (592)    (491)
Proceeds from sales of properties                                                        50       53      142
Purchases of investments                                                             (1,551)  (2,407)  (2,371)
Proceeds from sales of investments                                                    2,105    2,634    1,719
Proceeds from sales of discontinued operations                                            -       12      453
Other                                                                                    20      145       42
-------------------------------------------------------------------------------------------------------------
NET CASH REQUIRED BY INVESTMENT ACTIVITIES                                              (58)    (212)    (596)
-------------------------------------------------------------------------------------------------------------

Cash flows (required) provided by financing activities:
Proceeds from issuance of debt                                                           38       14       15
Repayment of debt                                                                      (410)    (107)     (53)
Net increase (decrease) in debt with initial maturity of 90 days or less                 33     (317)     (87)
Dividends and rights payments                                                          (567)    (353)    (336)
Purchases of common stock                                                               (93)    (101)     (32)
Sales of common stock                                                                    83       51        -
Other                                                                                    (4)      24       27
-------------------------------------------------------------------------------------------------------------
NET CASH REQUIRED BY FINANCING ACTIVITIES                                              (920)    (789)    (466)
-------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                 (27)      45       35
-------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                                (200)     189      259
Cash and cash equivalents, beginning of year                                            841      652      393
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                  641      841      652
-------------------------------------------------------------------------------------------------------------

Cash paid during the year for:
Interest (net of amounts capitalized)                                                    60       78      106
Income taxes                                                                            287      405      338
-------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

Notes to consolidated financial statements
U.S. dollar amounts in millions, except per-share data

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION The consolidated financial statements are presented on the basis of accounting principles that are generally accepted in the U.S. All professional accounting standards that are effective as of December 31, 1996, have been taken into consideration in preparing the financial statements.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions which affect the reported earnings, financial position and various disclosures. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. Investments in affiliates which are not majority owned are reported using the equity method and are recorded in other noncurrent assets. Gains and losses resulting from the issuance of subsidiaries' stock are recognized in consolidated earnings.

CURRENCY TRANSLATION The results of operations for non-U.S. subsidiaries, other than those located in highly inflationary countries, are translated into U.S. dollars using the average exchange rates during the year, while assets and liabilities are translated using period-end rates. Resulting translation adjustments are recorded as currency translation adjustments in shareholders' equity. For subsidiaries in highly inflationary countries, currency gains and losses resulting from translation and transactions are determined using a combination of current and historical rates and are reported directly in the consolidated statements of earnings.

CASH EQUIVALENTS The company considers all highly liquid debt instruments with an original maturity of 91 days or less to be cash equivalents.

INVESTMENTS In addition to cash equivalents, the company has investments in debt securities that are classified in the consolidated balance sheet as short-term (restricted bank deposits and securities that mature in more than 91 days but not more than one year and securities with maturities beyond one year which management intends to sell within one year) or long-term
(maturities beyond one year). The company also has investments in equity securities, all of which are classified as long-term investments.
     Investments are further categorized as being available for sale or are expected to be held to maturity. Investments categorized as available-for-sale are marked to market based on fluctuations in the market values of the securities, with the resulting adjustments, net of deferred taxes, reported as a component of other shareholders' equity until realized (see Note 17). Investments categorized as held-to-maturity are carried at amortized cost, without recognition of gains or losses that are deemed to be temporary, because the company has both the intent and the ability to hold these investments until they mature.

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

INCOME TAXES The company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

     The company provides deferred income taxes on subsidiaries' earnings that are not considered to be permanently invested in those subsidiaries.

FOREIGN CURRENCY EXCHANGE CONTRACTS Forward currency exchange contracts are held for purposes other than trading. Contracts held to hedge anticipated transactions are marked to market at each balance sheet date with resulting gains and losses recognized in earnings. Contracts that hedge recorded assets and liabilities are valued at the month end exchange rate with resulting exchange gains and losses recognized in earnings, offsetting the respective losses and gains recognized on the underlying recorded exposure. Any premium or discount is amortized over the life of the contract. The carrying values of all contracts are generally reported with other current assets or other current liabilities.

RECLASSIFICATIONS Certain reclassifications have been made in the 1995 and 1994 financial statements to conform to the 1996 presentation.
     The company adjusted the components of shareholders' equity for the year ended December 31, 1995, and for the nine months ended September 30, 1996, to reflect reclassifications from retained earnings to currency translation adjustments. These reclassifications were made to conform the translation practices of the former Pharmacia AB group to those of the former Upjohn Company.

OTHER Employee stock options are accounted for pursuant to Accounting Principles Board Opinion (APB) No. 25. Statement of Position 96-1, Environmental Remediation Liabilities, becomes effective in 1997; the impact on the company of adoption of this statement is not expected to be material.

2. MERGER
In November 1995, Pharmacia AB (Pharmacia) and The Upjohn Company (Upjohn) completed a business combination (the merger) that resulted in the formation of Pharmacia & Upjohn, Inc.
     Effective upon the consummation of the merger, each share of outstanding common stock of Upjohn was converted into 1.45 shares of common stock of the company. Outstanding Upjohn employee stock options were similarly converted into options to purchase common stock of the company. In addition, each share of Upjohn Series B Convertible Perpetual Preferred Stock was converted into one share of Series A Convertible Perpetual Preferred Stock of the company.
     Shareholders of Pharmacia were extended an offer to exchange each outstanding Pharmacia Class A common share (or an American Depository Share representing a Class A common share) and each outstanding Pharmacia Class B common share for one share of company common stock (or a Swedish Depository Share representing one share of company common stock).
     The merger constituted a tax-free reorganization and, for accounting purposes, has been treated as a pooling of interests. Under this accounting method, the assets and liabilities of Upjohn and Pharmacia were carried forward to the company at historical values after restatement of the Pharmacia financial statements to conform to accounting principles that are generally accepted in the U.S. The accompanying financial statements contain information for periods prior to the merger. All such information was derived from the separate financial statements of Pharmacia and Upjohn, which were reclassified and combined to conform to the basis of presentation adopted by the company. Operating revenue and net earnings for Pharmacia and for Upjohn for the periods preceding the merger were as follows:


                                                        Combining
                                    Upjohn  Pharmacia  adjustment Combined
                                       $m         $m          $m        $m
--------------------------------------------------------------------------
SIX MONTHS ENDED JUNE 30, 1995
   (Unaudited)
Operating revenue                   1,718      1,829           -     3,547
Net earnings                          267        192          10       469
--------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1994
Operating revenue                   3,345      3,478           -     6,823
Net earnings                          491        344           -       835
--------------------------------------------------------------------------

     A combining adjustment was made to reflect the effects of the consolidated 1995 tax provision on net earnings for the six months ended June 30, 1995. Transactions between Pharmacia and Upjohn prior to the merger were not material and, therefore, have not been eliminated in the consolidated financial statements for periods prior to the merger.

3. RESTRUCTURING CHARGES AND MERGER COSTS
In 1996, the company recorded restructuring charges of $518 primarily associated with the merger. The charges include the elimination of approximately 2,640 marketing and administration ($363), 500 research and development ($59), and 360 manufacturing ($31) positions; elimination of duplicate facilities ($43); and other exit costs resulting from the merger ($22). Expenditures related to these restructuring charges are expected to be substantially completed by the end of 1997. At December 31, 1996, the remaining accrual amounted to $201. There have been no adjustments to previously reported accruals. Accruals for restructuring charges associated with the merger have been completed; however, additional charges will be recognized in future periods as the company's manufacturing facility rationalization decisions are finalized.
     In association with the merger, the company recorded restructuring charges of $92 in the fourth quarter of 1995. The majority of these pertained to elimination of approximately 850 positions ($83). Expenditures for these restructuring charges were materially completed by the end of 1996. Restructuring charges of $12 were recorded in the second quarter of 1995 related to a plant closure in Sweden.
     In 1994, restructuring charges were recorded to write down certain intangible assets ($7) and for the closure of an ophthalmology operation ($13).
     Of the restructuring charges recognized in 1993 with respect to elimination or reduction of excess manufacturing capacity, approximately
$25 remains accrued.
     The company incurred merger costs of $67 in 1996, largely consisting of costs to combine operations. In 1995, the company recorded merger costs of $138, including transaction costs of $69 and costs to combine operations of $69. Transaction costs include investment banker, professional, and registration fees. Costs to combine operations include expenses incurred for termination of two marketing agreements which conflicted with the merged operations, and other nonrecurring costs associated with planning and executing the merger of operations.

4. INCOME TAXES
Income taxes consisted of:


                                           1996   1995   1994
Years ended December 31                      $M     $m     $m
-------------------------------------------------------------
Currently payable:
U.S.                                         68     82    106
Non-U.S.                                    317    224    230
-------------------------------------------------------------
                                            385    306    336
-------------------------------------------------------------
Deferred:
U.S.                                          3     19      3
Non-U.S.                                   (112)    72     99
-------------------------------------------------------------
                                           (109)    91    102
-------------------------------------------------------------
                                            276    397    438
-------------------------------------------------------------

Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:


                                                           1996   1995   1994
  Percent of pretax income                                    %      %      %
  ---------------------------------------------------------------------------
  Statutory tax rate                                       35.0   35.0   35.0
  Benefit of tax exemptions in Puerto Rico                 (4.1)  (5.5)  (6.6)
  Goodwill amortization and other non-deductible expenses   4.2    6.9    5.0
  Changes in Swedish tax laws                                 -      -    3.4
  All other, net                                           (2.1)  (1.4)  (2.4)
  ---------------------------------------------------------------------------
                                                           33.0   35.0   34.4
  ---------------------------------------------------------------------------


     A manufacturing subsidiary operates in Puerto Rico under a tax exemption grant, expiring in 2013, which provides for partial exemption from Puerto Rico income and property taxes. The grant, together with a tax exemption available for U.S. federal income tax purposes, reduced income taxes by approximately $34 ($.07 per share) in 1996; $63 ($.12 per share) in 1995; $84 ($.17 per share) in
1994.
     Components of net deferred taxes were as follows:


                                                                                      1996   1995
December 31                                                                             $M     $m
-------------------------------------------------------------------------------------------------
Deferred tax assets attributable to:
Taxed profit on intercompany transfers                                                 138    117
Postretirement and postemployment benefits                                             144    141
Environmental and product liabilities                                                  102    101
Employee benefit plans                                                                  45     60
Restructuring accruals                                                                  74     82
Alternative minimum tax carryforwards                                                   55     41
Tax loss carryforwards                                                                  26     51
All other                                                                              186    181
-------------------------------------------------------------------------------------------------
Total deferred tax assets                                                              770    774
Valuation allowances                                                                   (70)  (154)
-------------------------------------------------------------------------------------------------
Net deferred tax assets                                                                700    620
-------------------------------------------------------------------------------------------------

Deferred tax liabilities attributable to:
Property, plant and equipment                                                         (261)  (321)
Swedish tax equalization and allocation reserves                                      (162)  (160)
Taxes to be withheld when earnings are remitted                                        (77)   (74)
Pension plans                                                                          (79)   (78)
All other                                                                              (87)   (83)
-------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                        (666)  (716)
-------------------------------------------------------------------------------------------------
Net deferred taxes                                                                      34    (96)
-------------------------------------------------------------------------------------------------


Deferred income taxes are included in the consolidated balance sheets as follows:


                                                                                      1996   1995
December 31                                                                             $M     $m
-------------------------------------------------------------------------------------------------
Current assets                                                                         326    265
Other noncurrent assets                                                                232    120
Current liabilities                                                                    (30)   (34)
Other noncurrent liabilities                                                          (494)  (447)
-------------------------------------------------------------------------------------------------
Net deferred taxes                                                                      34    (96)
-------------------------------------------------------------------------------------------------

     Valuation allowances have been provided for certain deferred tax assets that are not likely to be realized. During 1996, the valuation allowances decreased due to merger activities in various countries which improved the likelihood of realizing the benefit of the deferred tax assets.
     Tax laws in Sweden permit limited amounts of earnings to be retained in businesses without being subject to immediate taxation. Deferred income tax liabilities have been recorded with respect to the accumulated amounts of the untaxed earnings.
     Deferred income taxes have also been provided on earnings of subsidiaries which are intended to be remitted to the parent company. At December 31, 1996, undistributed earnings of subsidiaries considered permanently invested, for which deferred income taxes have not been provided, were $2,921. Of the subsidiary net operating loss carryforwards of $90, $81 have various expiration dates through 2011, while the remaining have indefinite expiration dates.

5. GAIN ON SALE OF MAJORITY INTEREST IN SUBSIDIARY
In December 1996, the company completed the sale of a portion of its holdings in its wholly-owned subsidiary Biacore International AB (formerly Biosensor) through an initial public offering reducing the company's ownership to 41 percent. The investment in Biacore, previously consolidated, is now accounted for using the equity method. Biacore develops, manufactures, and markets advanced scientific instruments employing affinity-based biosensor technology.
     The global offering included 5.75 million total shares in the form of shares or American Depository Shares at $16 per share. Of the total shares, 1.5 million were newly issued shares and 4.25 million were sold by the company. The sale generated net proceeds to the company of $57 and a gain of $55 ($40, net of tax). The gain is composed of an $8 gain on the issuance of new shares and a $47 gain on the sale of existing shares.

6. DISCONTINUED OPERATIONS
In December 1994, the company sold the Asgrow Seed Company. The sale represented the complete divestiture of all operations in the agronomic and vegetable seed businesses. A loss of approximately $1, after provisions for tax, was realized on the sale, including accruals for certain retained liabilities. Asgrow's earnings during 1994 were $3, net of tax. There was no net effect on earnings per share.

7. EARNINGS PER COMMON SHARE
Primary earnings per share are computed by dividing net earnings available to holders of common stock by the sum of the weighted average number of shares of common stock outstanding plus common share equivalents, principally in the form of employee stock option awards. Fully diluted earnings per share have been computed assuming that all of the convertible preferred stock is converted into common shares. Under this assumption, the weighted average number of common shares outstanding is increased accordingly, and net earnings is reduced by the amount of an incremental Employee Stock Ownership Plan (ESOP) contribution. This incremental contribution is the after-tax difference between the income the ESOP would have received on the preferred stock and the assumed dividend yield to be earned on the common shares.
     The number of shares used for computing primary and fully diluted earnings per share for 1994 was based on weighted averages of the common shares deemed to be outstanding (see Note 17) plus the above-mentioned adjustments. The share amounts were as follows (in thousands):


Years ended December 31                    1996     1995     1994
-----------------------------------------------------------------
Primary                                 512,425  507,124  505,164
Fully diluted                           522,827  521,091  518,106
-----------------------------------------------------------------

8. INVENTORIES


                                                        1996    1995
December 31                                               $M      $m
--------------------------------------------------------------------
Estimated replacement cost (FIFO basis):
Pharmaceutical and other finished products               437     488
Raw materials, supplies and work in process              726     634
--------------------------------------------------------------------
                                                       1,163   1,122
Less reduction to LIFO cost                             (151)   (146)
--------------------------------------------------------------------
Inventories                                            1,012     976
--------------------------------------------------------------------


     Inventories valued on the LIFO method had an estimated replacement cost (FIFO basis) of $410 at December 31, 1996, and $358 at December 31, 1995.

9. INVESTMENTS


                                    1996   1995
December 31                           $M     $m
-----------------------------------------------
Short-term investments:
Available-for-sale:
Kingdom of Sweden debt instruments   503    426
Republic of Italy debt instruments    47      -
Restricted bank deposits               -    309
Mortgage certificates of deposit      39     60
Corporate commercial paper            34     18
Other                                 16      5
-----------------------------------------------
                                     639    818
Held-to-maturity                      57    156
-----------------------------------------------
                                     696    974
-----------------------------------------------


     At December 31, 1996 and 1995, unrealized holding gains of $6 and $2, respectively, were recorded in shareholders' equity related to short-term investment securities classified above as Kingdom of Sweden debt instruments. Short-term investments classified as held-to-maturity consist primarily of bank certificates of deposit with amortized cost approximating fair market value.
     At December 31, 1995, restricted bank deposits were held by banks that required such deposits be maintained in support of loans made to certain of the company's subsidiaries.

                                                 Unrealized Unrealized  Carrying
Long-term investments                       Cost      gains     losses     value
                                              $m         $m         $m        $m
--------------------------------------------------------------------------------
DECEMBER 31, 1996:
Available-for-sale:
Equity securities                             31         16          -        47
Mortgage-backed securities -
   guaranteed by the U.S. Government         210          2          -       212
Other                                          3          -          -         3
--------------------------------------------------------------------------------
                                             244         18          -       262
Held-to-maturity                                                             250
--------------------------------------------------------------------------------
                                                                             512
--------------------------------------------------------------------------------
DECEMBER 31, 1995:
Available-for-sale:
Equity securities                            103         37          -       140
Mortgage-backed securities -
   guaranteed by the U.S. Government         240          8          -       248
--------------------------------------------------------------------------------
                                             343         45          -       388
Held-to-maturity                                                             327
--------------------------------------------------------------------------------
                                                                             715
--------------------------------------------------------------------------------

     Unrealized gains (net of deferred taxes) included in other shareholders' equity amounted to $18 at December 31, 1996, compared to $31 and $15 at December 31, 1995 and 1994, respectively.
     At December 31, 1995, the company wrote down to fair market value certain equity security investments. The write-down amounted to $59 and was due to a decline in fair value considered to be other than temporary. The write-down is included in marketing and administrative expense.
     During 1996, the company sold debt securities in the held-to-maturity category for the amortized cost of $70. Because these sales were initiated through the call option of the issuer, which effectively accelerates the maturity date of the security, no gain or loss was realized. No sales of held-to-maturity securities occurred in 1995.
     The proceeds realized from the sale of available-for-sale short-term debt securities for 1996 were $1,128. Profits realized on these sales are recorded as interest income and amounted to $3 in 1996.
     The proceeds realized from the sale of available-for-sale equity securities amounted to $123, $9 and $5 during 1996, 1995 and 1994, respectively. Based on original cost, gains of $49, $4 and $3 were realized on these sales, respectively.
     Long-term investments held to maturity are summarized as follows:


                                              1996       1996   1995       1995
                                              FAIR  AMORTIZED   Fair  Amortized
                                             VALUE       COST  value       cost
December 31                                     $M         $M     $m         $m
-------------------------------------------------------------------------------
Guaranteed by the U.S. Government               91         88     92         91
Commonwealth of Puerto Rico debt instruments    84         82     90         89
Bank obligations:
   Certificates of deposit                      30         30     89         87
   Other                                        51         50     62         60
-------------------------------------------------------------------------------
                                               256        250    333        327
-------------------------------------------------------------------------------

     At December 31, 1996, long-term mortgage-backed securities available for sale had scheduled maturities ranging from 2001 to 2024. Scheduled maturities of long-term securities to be held to maturity were as follows:


                                                                FAIR AMORTIZED
                                                               VALUE      COST
                                                                  $M        $M
------------------------------------------------------------------------------
One to five years                                               149        148
Six to ten years                                                 95         92
After ten years                                                  12         10
------------------------------------------------------------------------------
                                                                256        250
------------------------------------------------------------------------------


10. PROPERTIES, NET


                                                                 1996     1995
December 31                                                        $M       $m
------------------------------------------------------------------------------
Land                                                              118      133
Buildings and improvements                                      2,043    1,940
Equipment                                                       3,375    3,147
Construction in process                                           725      658
Less allowance for depreciation                                (2,659)  (2,485)
------------------------------------------------------------------------------
Properties, net                                                 3,602    3,393
------------------------------------------------------------------------------


11. LINES OF CREDIT AND LONG-TERM DEBT
The company has lines of credit amounting to $650 that are available to support commercial paper borrowings and for other corporate purposes, with $150 available through 1997 and $500 available through 1999. These lines of credit do not require compensating balances but are subject to various fees. The company also has uncommitted lines of credit amounting to $178 available to the corporate treasury group with various international banks. All lines of credit were unused at December 31, 1996. Long-term debt consisted of the following:


                                                            1996   1995
December 31                                                   $M     $m
-----------------------------------------------------------------------
3.6-6.6% Industrial Revenue Bonds due 2007-2009               16     16
7.5% Industrial Revenue Bonds due 2023                        40     40
5.35-7.95% Medium-Term Notes due 1997-1999                   266    266
5.875% Notes due 2000                                        200    200
2.05-11.85% Italian Government Loans due 1997-2004            75     82
3.34% Export finance due 1996                                  -     33
Other                                                         14     23
Current maturities                                           (44)   (57)
-----------------------------------------------------------------------
Total long-term debt                                         567    603
-----------------------------------------------------------------------


Current maturities of long-term debt are included with short-term debt in the consolidated balance sheets. Annual aggregate maturities of long-term debt during the next five years are: 1997 - $44; 1998 - $175; 1999 - $96; 2000 -
$211; and 2001 - $11.
     The company has guaranteed $275 original principal amount of ESOP 9.79% notes due in 2004. Principal payments that began in 1995 cause the recognition of compensation expense (see note 18). Annual aggregate maturities of guaranteed debt during the five years subsequent to 1996 are 1997 - $12; 1998 - $16; 1999 - $22; 2000 - $28; and 2001 - $35.

Information regarding interest expense and weighted average interest rates follows:


                                                     1996   1995    1994
Years ended December 31                                $M     $m      $m
------------------------------------------------------------------------
Interest cost incurred                                 89    122     137
Less: Capitalized on construction                     (33)   (28)    (25)
------------------------------------------------------------------------
Interest expense                                       56     94     112
------------------------------------------------------------------------
Weighted average interest rate on short-term
   borrowings at end of period                       5.99%  9.63%  10.49%
------------------------------------------------------------------------


12. COMMITMENTS AND OTHER CONTINGENT LIABILITIES
Future minimum payments under noncancellable operating leases at December 31, 1996, approximately 65 percent real estate and 35 percent equipment, are as follows: 1997 - $71; 1998 - $48; 1999 - $30; 2000 - $22; 2001 - $14; and later years - $44.
     Capital asset spending approved for construction and equipment but unexpended at December 31, 1996, was approximately $394.
     Pursuant to the terms of the company's agreement with Gilead Sciences, Inc., upon receipt of a European marketing authorization for Vistide, an AIDS related drug, the company will make a milestone payment and acquire preferred shares of Gilead. Authorization is expected in the first half of 1997 and will result in a payment of $50.
     The consolidated balance sheets also include accruals for estimated product and environmental liabilities. The latter includes exposures related to discontinued operations, including the industrial chemical facility and several sites which, under the Comprehensive Environmental Response, Compensation, and Liability Act, are commonly known as Superfund sites (see
Note 13).

13. LITIGATION
The company is involved in a number of legal and environmental proceedings. These include: a substantial number of product liability suits claiming damages as a result of the use of the company's products, including a number of cases involving Halcion; administrative and judicial proceedings at approximately 50 "Superfund" sites; and site cleanup at the company's discontinued industrial chemical operations.
     While it is not possible to predict or determine the outcome of legal actions brought against the company, or the ultimate cost of environmental matters, the company continues to believe that the unaccrued costs and liabilities associated with such matters will not have a material adverse effect on the company's consolidated financial position; and unless there is a significant deviation from the historical pattern of resolution of these issues, there should not be a material adverse effect on the company's results of operations or liquidity.
     The company is a party along with a number of other defendants (both manufacturers and wholesalers) in several federal civil antitrust lawsuits, some of which have been or are in the process of being consolidated and transferred to the Federal District Court for the Northern District of Illinois for purposes of discovery. These suits, brought by independent pharmacies and chains, generally allege unlawful conspiracy, price discrimination and price fixing and, in some cases, unfair competition, and specifically allege that the company and the other named defendants violated: (1) the Robinson-Patman Act by giving substantial discounts to hospitals, nursing homes, mail-order pharmacies and health maintenance organizations ("HMOs") without offering the same discounts to retail drugstores, and (2) Section I of the Sherman Antitrust Act by entering into illegal vertical combination with other manufacturers and wholesalers to restrict certain discounts and rebates so they benefited only favored customers. The Federal District Court for the Northern District of Illinois has certified a class consisting of retail pharmacies, and the same court has pending before it a suit with approximately 2,500 named retail pharmacies as plaintiffs. The suits seek treble damages and an injunction prohibiting the alleged illegal practices. A majority of the pharmaceutical company defendants (not including the company) have reached settlement agreements with the plaintiffs in the class action pending in the Northern District of Illinois for amounts ranging from $10 to $60. These settlements were approved by the court in 1996. The company, together with the remaining settling and non-settling defendants, are appealing to the United States Court of Appeals for the Seventh Circuit from certain of the trial judge's orders. Actions raising claims similar to the federal lawsuits have been brought on behalf of retail drugstores and/or consumers in a number of state courts, including Alabama, Arizona, California, Colorado, District of Columbia, Maine,

Michigan, Minnesota, New York, Washington and Wisconsin state courts. The California State court has certified a class of consumers seeking damages resulting from the same alleged conspiracy by the defendant pharmaceutical companies. The U.S. Federal Trade Commission has instituted an inquiry into whether pharmaceutical companies, including the company, may have violated federal antitrust laws in connection with establishing prices and rebates. The company believes that any potential liability above amounts accrued will not have a material adverse effect on the company's consolidated financial position or the company's results of operations or liquidity.

14. CURRENCY RISK MANAGEMENT
The company is exposed to currency exchange rate fluctuations related to certain intercompany and third-party transactions, primarily intercompany sales from Sweden and Italy to other European countries, the U.S. and Japan.
The company's exposure and related hedging program are managed centrally by the corporate treasury group, using forward exchange contracts to hedge a portion of both net recorded currency transaction exposures on the balance sheet as well as net anticipated currency transactions. The company does not hold or issue financial instruments for trading purposes.
     The company's program to hedge net anticipated currency transaction exposures is designed to protect operating margins and cash flows from potentially adverse effects of exchange rate fluctuations. At December 31, 1996, the contract amount of the company's outstanding forward exchange contracts used to hedge net transaction exposure was $503. Of these contracts, 28 percent were denominated in Japanese yen, 3 percent were denominated in U.S. dollars and 40 percent were denominated in European currencies all against Swedish kronor; 15 percent were denominated in various currencies, mainly Japanese yen and U.S. dollars, against Italian lira and 14 percent in various, mainly European, currencies against U.S. dollars.
     Gains and losses on hedges of intercompany loans and deposits offset the currency exchange losses and gains of the underlying loans and deposits. At December 31, 1996, the contract amount of forward exchange contracts held for the balance sheet financial exposure hedging program was $1,626. Of these contracts, 57 percent were denominated in U.S. dollars and 22 percent were denominated in European currencies against Swedish kronor; 9 percent were denominated in European currencies and 4 percent in Japanese yen against U.S. dollars; 4 percent in European crosses and 4 percent in European currencies against Asia/Pacific currencies.
     Because the contract amounts are stated as notional amounts, the amount of forward exchange contracts disclosed above is not a direct measure of the exposure of the company through its use of derivatives. These contracts generally have maturities that do not exceed twelve months and require the company to exchange currencies at agreed-upon rates at maturity. The counterparties to the contracts consist of a limited number of major international financial institutions. The company does not expect any losses from credit exposure.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts and estimated fair values of the company's financial instruments were as follows:


                                                1996   1996      1995   1995
                                             CARRYING   FAIR  Carrying   Fair
                                               AMOUNT  VALUE    amount  value
December 31                                        $M     $M        $m     $m
-----------------------------------------------------------------------------
Financial assets:
   Short-term investments                        696    696       974    974
   Long-term investments                         512    518       715    721
   Forward currency exchange contracts
      Hedges of loans and deposits                 7      6         5      5
      Hedges of anticipated transactions          10     10        50     50

Financial liabilities:
   Short-term debt                               235    235       524    524
   Long-term debt                                567    568       603    618
   Guaranteed ESOP debt                          256    295       267    311
-----------------------------------------------------------------------------

     Because maturities are short-term, fair value approximates carrying amount for cash and cash equivalents, short-term investments, accounts receivable, short-term debt, and accounts payable. Fair values of forward currency exchange contracts, long-term investments, long-term debt, and guaranteed ESOP debt were estimated based on quoted market prices for the same or similar instruments or on discounted cash flows.

16. CONCENTRATIONS OF CREDIT RISK
The company invests excess cash in deposits with major banks throughout the world and in high quality short-term liquid debt instruments. Such investments are made only in instruments issued or enhanced by high quality institutions. Financial instruments which potentially subject the company to concentrations of credit risk consist principally of short-term investments in instruments issued by the Kingdom of Sweden and the Republic of Italy; otherwise, amounts invested in a single institution are limited to minimize risk. The company has not incurred losses related to these investments.
     The company sells a broad range of pharmaceutical products to a diverse group of customers operating throughout the world. In the U.S. and Japan, the company makes substantial sales to relatively few large wholesale customers. Credit limits, ongoing credit evaluation, and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required.

17. SHAREHOLDERS' EQUITY
Preferred stock - The Series A Convertible Perpetual Preferred Stock is held by the Employee Stock Ownership Trust (ESOP Trust). The per-share stated value is $40,300.00 and the preferred stock ranks senior to the company's common stock as to dividends and liquidation rights. Each share is convertible, at the holder's option, into 1,450 shares of the company's common stock and has voting rights equal to 1,450 shares of common stock. The company may redeem the preferred stock at any time after July 20, 1999, or upon termination of the ESOP at a minimum price of $40,300.00 per share. Dividends, at the rate of 6.25 percent, are cumulative, paid quarterly, and charged against retained earnings.

Common stock - The number of common shares outstanding at December 31, 1996 and 1995, was 508,283,260 and 506,625,800, respectively. The number of common shares deemed to be outstanding, for purposes of these financial statements at December 31, 1994, was 504,707,825.
     On a per-share basis, dividends were declared on common stock at a rate of $1.08 in 1996. A dividend was declared on common stock in December 1995 on a per-share basis of $.27. Dividends payable were $138 and $137 at December 31, 1996 and 1995, respectively.

Capital in excess of par value - Amounts of paid-in capital that exceed the par value ($.01 per share) of the company's common stock are recorded in this account, including all such amounts that were attributed to previously outstanding Pharmacia common shares and Upjohn common stock. This method was followed for all periods covered by the financial statements prior to 1996 because the new common stock is assumed to have been outstanding for all periods preceding the November 1995 merger.

Note receivable from ESOP Trust - The note matures on February 1, 2005; bears interest at 6.25 percent; and may be repaid, in whole or in part, at any time. Accrued interest at the end of any calendar year shall be added to the note principal.

ESOP deferred compensation - Upon recognition of the company's guarantee of the debt of the ESOP Trust, an offsetting charge was made to shareholders' equity. As guaranteed debt is repaid, this account balance diminishes correspondingly (see Notes 11 and 18). Also, to the extent the company recognizes expense more rapidly than the corresponding cash contributions are made to the trust, this account is reduced.

Currency translation adjustments - This account includes all adjustments that arise from translating the financial statements of non-U.S. subsidiaries from local currencies into U.S. dollars (see Note 1).

Other shareholders' equity - At December 31, 1996, other shareholders' equity is comprised of net unrealized gains (net of deferred taxes) relating to investments categorized as available-for-sale and marked-to-market of $18 and treasury stock of $8. The number of treasury shares acquired in 1996, net of shares issued for stock options, dividend reinvestment, and employee benefit plans, was 211,595.

Shareholder rights plan - In February 1997, the board of directors adopted a shareholder protection rights plan declaring a dividend of one right for each share of the company's common stock outstanding on or after March 7, 1997. The rights which may be exercised (except by the acquirer of 15 percent or more of the company's common stock) at a time specified by the board of directors after a person or group has acquired 15 percent or more of the company's common stock, entitle the holder to purchase stock having a market value equal to twice the exercise price. In lieu of the right to purchase stock, if the acquirer acquires more than 15 percent but not more than 50 percent of the company's common stock, the board may elect to exchange one share of common stock for each right. The rights are redeemable for $.01 per right until becoming exercisable and have a life of 10 years unless redeemed earlier by the company.
     Under the shareholder rights plan for the former Upjohn Company, each share of the former Upjohn common stock included one-third of a right, which entitled the holder to purchase additional shares of Upjohn stock under specified limited circumstances. In connection with the merger, the rights were redeemed for $.05 per right, pursuant to the plan, resulting in payment of $3 to former Upjohn shareholders in 1995.

18. EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)
The ESOP is a funding vehicle for the Employee Savings Plan covering certain U.S. employees. As the ESOP Trust makes debt principal and interest payments, a proportionate amount of preferred stock is released for allocation to plan participants. The preferred shares are allocated to participants' accounts based upon their respective savings plan contributions and the dividends earned on their previously allocated preferred shares. As of December 31, 1996, 1,437 preferred shares had been released and allocated; 317 shares were released but unallocated; and 5,371 shares remained unreleased, of which 23 shares are committed to be released.
     Under the agreement whereby the company guaranteed third-party debt of the ESOP Trust, the company is obligated to contribute sufficient cash annually to the trust to enable it to make required principal and interest payments. The company satisfies this annual cash flow requirement through payment of dividends on all preferred shares outstanding, loans and cash contributions. The company has fully and unconditionally guaranteed the ESOP Trust's payment obligations whether at maturity, upon redemption, upon declaration of acceleration, or otherwise. The holders of the debt securities have no recourse against the assets of the ESOP Trust except in the event that the trust defaults on payments due and the company also fails to make such payments. In that event, the holders may have recourse against unallocated funds held by the trust. At December 31, 1996, assets of the ESOP Trust consisted primarily of $287 of Pharmacia & Upjohn Series A Convertible Perpetual Preferred Stock.
     ESOP expense is determined by a formula that apportions debt service to each year of the plan based on shares allocated to participants and deducts dividends paid on all preferred stock held by the trust.
Key measures of the ESOP were:


                                                1996   1995   1994
Years ended December 31                           $M     $m     $m
------------------------------------------------------------------
Interest expense of ESOP Trust                    28     29     29
Dividend income of ESOP Trust                     18     18     18
Company contribution to ESOP Trust                16      8      8
Company ESOP expense (net)                        14     14     13
------------------------------------------------------------------

19. STOCK COMPENSATION
Incentive and nonqualified stock options are granted to certain employees. These options have a ten-year term, are exercisable after one year of service following grant, and have an exercise price equal to the market value of the underlying stock at date of grant. Since the company has elected the disclosure-only option under Statement of Financial Accounting Standard (SFAS) No. 123 and continues to account for stock options per the terms of APB No. 25, no compensation expense is recognized in earnings.
     Upon a stock-for-stock exercise of an option, an active employee will receive a new, nonqualified "reloaded" option at the then-current market price for the number of shares surrendered to exercise the option. The "reloaded" option will have an exercise term equal to the remaining term of the original exercised option.
     The number of shares authorized for grants each year is equal to 1.25 percent of outstanding common shares.
     Information concerning option activity and balances follows:


                                                                 Weighted
                                                                  average     Number
                                                           exercise price  of shares
                                                                per share      (000)
------------------------------------------------------------------------------------
Balance outstanding, January 1, 1994                               $23.96    12,688
Granted                                                             20.08     2,795
Exercised                                                           17.23      (400)
Cancelled                                                           25.02      (785)
-----------------------------------------------------------------------------------
Balance outstanding, December 31, 1994                              23.63    14,298
Granted                                                             24.00     2,559
Exercised                                                           22.13    (4,076)
Cancelled                                                           26.18      (210)
-----------------------------------------------------------------------------------
Balance outstanding, December 31, 1995                              24.32    12,571
Granted                                                             38.26     3,585
Exercised                                                           24.49    (4,146)
Cancelled                                                           35.17       (77)
-----------------------------------------------------------------------------------
Balance outstanding, December 31, 1996                             $28.50    11,933
-----------------------------------------------------------------------------------
                                                 Weighted        Weighted
                                                  average         average     Number
Composition of the December 31, 1996 balance:   remaining  exercise price  of shares
Options having a per-share exercise price of:        life       per share      (000)
-----------------------------------------------------------------------------------
$17.07 - 19.99                                  7.05 years         $19.62     1,348
$20.00 - 29.99                                  5.20 years          25.16     6,867
$30.00 - 39.99                                  9.12 years          37.35     3,307
$40.00 - 43.81                                  7.42 years          42.13       411
-----------------------------------------------------------------------------------
                                                                             11,933
Less non-exercisable options                    8.74 years          38.05     3,272
-----------------------------------------------------------------------------------
Exercisable options                                                $24.90     8,661
-----------------------------------------------------------------------------------

     Had the company elected to measure stock compensation using the fair value of the awards at grant date under the provisions of SFAS No. 123, the earnings effect would not have been material.

20. RETIREMENT BENEFITS
The company has various pension plans covering substantially all employees. Benefits provided under the defined benefit pension plans are primarily based on years of service and the employee's compensation. The following table summarizes the funded status of the material defined benefit plans:


                                            1996          1996          1995                1995
                                           ASSETS   ACCUMULATED       Assets         Accumulated
                                           EXCEED      BENEFITS       exceed            benefits
                                      ACCUMULATED        EXCEED  accumulated              exceed
                                         BENEFITS        ASSETS     benefits              assets
December 31                                    $M            $M           $m                  $m
------------------------------------------------------------------------------------------------
Accumulated benefit obligation               700           303           736                 171
------------------------------------------------------------------------------------------------
Projected benefit obligation                 892           374           958                 241
Plan assets at fair value                  1,163            84         1,178                  14
------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
   projected benefit obligation              271          (290)          220                (227)
Unrecognized net (gains) losses              (44)           66            20                  15
Unamortized net transition amount            (72)            6           (85)                  5
Unrecognized prior service cost               33             2            37                   -
------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost               188          (216)          192                (207)
------------------------------------------------------------------------------------------------

Actuarial assumptions:
U.S.
   Discount rate                                           7.5%                              7.5%
   Salary growth rate                                4.0 - 5.5%                        4.0 - 6.5%
   Return on plan assets                             9.0 - 9.5%                        8.5 - 9.5%
------------------------------------------------------------------------------------------------
Non-U.S.
   Discount rate                                     5.0 - 9.5%                        5.5 - 9.5%
   Salary growth rate                                3.5 - 8.0%                        3.5 - 7.5%
   Return on plan assets                           4.75 - 10.0%                      4.75 - 10.0%
------------------------------------------------------------------------------------------------


     The assets of the U.S. plans, which comprise the majority of the combined plan assets, are invested approximately two-thirds in equity securities. Fair value is determined principally by reference to publicly quoted year-end prices.
     The principal pension obligations outside the U.S. are the defined benefit plans which cover essentially all employees in the company's Swedish operations. These plans (Swedish FPG/PRI pensions) form part of a Swedish secured multi-employer pension plan which is centrally administered. The level of benefits and actuarial assumptions are established jointly for all plans, and can not unilaterally be changed by the company.
     The consolidated net pension expense amounts reflected below are exclusive of curtailments, settlements, and termination benefit costs associated with the restructuring. A net charge of $25 before tax was recorded in 1996 for these amounts and was included in restructuring costs.


                                                      1996   1995   1994
Years ended December 31                                 $M     $m     $m
------------------------------------------------------------------------
Service cost - benefits earned during the year          55     43     53
Interest cost on projected benefit obligation           88     80     77
Actual return on plan assets                          (161)  (231)     6
Net amortization and deferral                           59    133    (93)
------------------------------------------------------------------------
Net pension expense                                     41     25     43
------------------------------------------------------------------------

21. OTHER POSTRETIREMENT BENEFITS
The company provides nonpension benefits to eligible retirees and their dependents, primarily in the form of medical and dental benefits.
     The following table summarizes the funded status of these plans operating principally in the U.S.:


                                                          1996   1995
December 31                                                 $M     $m
---------------------------------------------------------------------
Actuarial present value of benefit obligation:
Retirees                                                   183    191
Fully eligible active participants                          10     10
Other active participants                                  173    178
---------------------------------------------------------------------
Accumulated postretirement benefit obligation              366    379
Plan assets at fair value                                  142    111
---------------------------------------------------------------------
Accumulated postretirement benefit obligation
   in excess of plan assets                                224    268
Unrecognized net gains                                      67     54
Unrecognized prior service cost                             46     51
---------------------------------------------------------------------
Accrued postretirement benefit cost                        337    373
---------------------------------------------------------------------

Actuarial assumptions:
Discount rate                                              7.5%   7.5%
Return on plan assets                                      9.5%   9.5%
Weighted average health care cost
   trend rates:
   Initially                                               6.8%   7.0%
   Trending down to                                       5.25%  5.25%
---------------------------------------------------------------------


     The plan assets are presently invested in long-term securities. The fair value was established by the trustee of the fund.
     The composition of expense for the postretirement benefit plan is as follows:


                                                            1996   1995   1994
Years ended December 31                                       $M     $m     $m
------------------------------------------------------------------------------
Service cost                                                  10      9     12
Interest cost                                                 26     27     25
Actual return on plan assets                                 (14)   (18)     1
Net amortization and deferral                                 (1)     5    (10)
------------------------------------------------------------------------------
                                                              21     23     28
Curtailment gain                                             (24)
Portion attributable to discontinued operations                             (1)
------------------------------------------------------------------------------
Net postretirement benefit cost, continuing operations        (3)    23     27
------------------------------------------------------------------------------


     The assumption concerning health care cost trend rate has a significant effect on the amounts reported. For example, increasing the rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996, by approximately $46 and the total of service and interest cost components of net postretirement benefit cost for the year then ended by approximately $6.
     During 1996, the company recognized administrative credits of $24 related to curtailments of its postretirement plans. The curtailments resulted principally from a change in retiree life plans which eliminated the company's obligation to provide future postretirement life insurance benefits for those retirees electing to switch to the new plan.

22. SEGMENT OPERATIONS
The company operates in one industry, pharmaceutical products, which includes prescription and nonprescription products for both humans and animals. In addition, the company sells diagnostic systems and biotechnology supply products. The company's products are sold throughout the world to a wide range of customers including pharmacies, hospitals, chain warehouses, governments, physicians, and wholesalers and other distributors. No single customer accounts for 10 percent or more of the company's consolidated sales.
     The table below shows the company's operations by geographic area. All the sales are presented by originating area. U.S. exports to third-party customers are less than 10 percent of U.S. sales. Sales between geographic areas are priced to reflect consideration of economic circumstances and the regulations of countries in which the transferring entities are located. These transfers are eliminated in consolidation.

                                                                                        1996       1995           1994
Geographic areas for years ended December 31                                              $M         $m             $m
----------------------------------------------------------------------------------------------------------------------
Sales to customers (includes exports):
United States                                                                          2,318      2,205          2,429
Sweden                                                                                   743        644            603
Other Europe                                                                           2,697      2,656          2,378
Japan and Pacific                                                                      1,051      1,048            904
Other                                                                                    367        396            390
----------------------------------------------------------------------------------------------------------------------

Interarea transfers from:
United States                                                                            348        569            495
Sweden                                                                                   999      1,012            856
Other Europe                                                                             969        635            566
Japan and Pacific                                                                         16         21             11
Other                                                                                     22         21             22
Eliminations                                                                          (2,354)    (2,258)        (1,950)
----------------------------------------------------------------------------------------------------------------------
                                                                                       7,176      6,949          6,704
----------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations
   before income taxes:
United States                                                                             56        399            563
Sweden                                                                                   320        301            290
Other Europe                                                                             408        308            297
Japan and Pacific                                                                         21         89             49
Other                                                                                     33         39             72
----------------------------------------------------------------------------------------------------------------------
                                                                                         838      1,136          1,271
----------------------------------------------------------------------------------------------------------------------

Identifiable assets, December 31:
United States                                                                          3,904      4,292          4,227
Sweden                                                                                 3,792      3,315          2,875
Other Europe                                                                           2,356      2,809          2,901
Japan and Pacific                                                                        866        801            737
Other                                                                                    255        244            207
----------------------------------------------------------------------------------------------------------------------
                                                                                      11,173     11,461         10,947
----------------------------------------------------------------------------------------------------------------------

Six-year summary of operations


U.S. dollar amounts in millions, except per-share data   1996       1995        1994      1993      1992      1991
Years ended December 31                                    $M         $m          $m        $m        $m        $m
------------------------------------------------------------------------------------------------------------------

Operating results:
------------------------------------------------------------------------------------------------------------------
Net sales                                               7,176       6,949      6,704     6,507     5,910     5,292
Other revenue                                             110         146        119        54        28        22
------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                       7,286       7,095      6,823     6,561     5,938     5,314
------------------------------------------------------------------------------------------------------------------
Cost of products sold                                   2,116       1,967      1,877     1,822     1,623     1,415
Research and development                                1,266       1,254      1,163     1,144       940       785
Marketing, administrative and other                     2,642       2,617      2,583     2,596     2,393     2,183
Restructuring charges                                     518         104         20       269        46        58
Merger costs                                               67         138          -         -         -         -
------------------------------------------------------------------------------------------------------------------
Operating costs and expenses                            6,609       6,080      5,643     5,831     5,002     4,441
------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                          677       1,015      1,180       730       936       873
Interest income                                           159         216        157       227       248       166
Interest expense                                          (56)        (94)      (112)     (183)     (136)     (119)
Gain on sale and issuance
  of subsidiary stock                                      55           -          -         -         -         -
All other, net                                              3          (1)        46         4      (101)      (10)
------------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                                     838       1,136      1,271        778      947       910
Provision for income taxes                                276         397        438        217      243       307
------------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                       562         739        833        561      704       603
Discontinued operations, net                                -           -          2         46     (129)      164
Cumulative effect of accounting changes
  (net of tax)                                              -           -          -        (19)    (224)        -
------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                              562         739        835        588      351       767
------------------------------------------------------------------------------------------------------------------
Dividends on preferred stock (net of tax)                  13          13         12         12       12        12
------------------------------------------------------------------------------------------------------------------
NET EARNINGS ON COMMON STOCK                              549         726        823        576      339       755
------------------------------------------------------------------------------------------------------------------
Net earnings per common share:
Fully diluted                                           $1.07     $  1.41      $1.60      $1.13     $.67   $  1.46
------------------------------------------------------------------------------------------------------------------

U.S. dollar amounts in millions, except per-share data   1996       1995      1994      1993        1992        1991
Years ended December 31                                    $M         $m        $m        $m          $m          $m
--------------------------------------------------------------------------------------------------------------------
Financial position:
Cash and cash equivalents                                 641        841       652       393         373         544
Short-term investments                                    696        974     1,134       447       1,176         670
Trade accounts receivable, net                          1,705      1,535     1,480     1,416       1,272       1,109
Inventories                                             1,012        976       887       833         728         735
Other current assets                                      841        648       652       559         436         480
--------------------------------------------------------------------------------------------------------------------
Current assets                                          4,895      4,974     4,805     3,648       3,985       3,538
Net assets of discontinued operations                       -          -         -       278       1,989       2,644
Properties                                              3,602      3,393     3,074     2,906       2,517       2,495
Goodwill and other intangible assets, net               1,522      1,722     1,795     1,843       1,556       1,813
Other noncurrent assets                                 1,154      1,372     1,273     1,220         826         855
--------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                           11,173     11,461    10,947     9,895      10,873      11,345
--------------------------------------------------------------------------------------------------------------------
Short-term debt, including current
  maturities of long-term debt                            235        524       766       769         500         216
Other current liabilities                               2,268      2,116     2,110     2,001       2,077       1,572
Long-term debt and ESOP debt                              823        870       953       950         739         919
Other noncurrent liabilities                            1,606      1,564     1,508     1,411       1,158         949
Shareholders' equity                                    6,241      6,387     5,610     4,764       6,399       7,689
--------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             11,173     11,461    10,947     9,895      10,873      11,345
--------------------------------------------------------------------------------------------------------------------

Quarterly data


                                                                               First     Second      Third         Fourth
U.S. dollars in millions, except per-share data                              Quarter    Quarter    Quarter        Quarter
1996 (unaudited)                                                                  $m         $m         $m             $m
-------------------------------------------------------------------------------------------------------------------------

Net sales                                                                      1,740      1,775      1,721          1,940
Other revenue                                                                     17         29         20             44
-------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                              1,757      1,804      1,741          1,984
Cost of products sold                                                            503        500        533            580
Research and development                                                         300        303        330            333
Marketing, administrative and other                                              629        718        540            755
Restructuring charges                                                            257        164         37             60
Merger costs                                                                      22         29         16              -
-------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                  46         90        285            256
Interest income                                                                   49         47         31             32
Interest expense                                                                 (20)       (23)        (9)            (4)
Gain on sale and issuance of subsidiary stock                                      -          -          -             55
All other, net                                                                    (1)         9         (3)            (2)
-------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                                                      74        123        304            337
Provision for income taxes                                                        24         41        100            111
-------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                      50         82        204            226
Dividends on preferred stock (net of tax)                                          3          3          3              4
-------------------------------------------------------------------------------------------------------------------------
NET EARNINGS ON COMMON STOCK                                                      47         79        201            222
-------------------------------------------------------------------------------------------------------------------------

Net earnings per common share:
Primary                                                                      $   .09    $   .16   $    .39        $   .43
Fully diluted                                                                $   .09    $   .16   $    .39        $   .43
-------------------------------------------------------------------------------------------------------------------------
Dividends declared per share                                                 $   .27    $   .27   $    .27        $   .27
-------------------------------------------------------------------------------------------------------------------------
Market Price:
High                                                                         $44.375    $44.375   $ 44.625        $42.750
Low                                                                          $35.875    $36.625   $ 38.625        $34.125
-------------------------------------------------------------------------------------------------------------------------


                                                                               First     Second      Third         Fourth
U.S. dollars in millions, except per-share data                              Quarter    Quarter    Quarter        Quarter
1995 (unaudited)                                                                  $m         $m         $m             $m
-------------------------------------------------------------------------------------------------------------------------

Net sales                                                                      1,681      1,770      1,693          1,805
Other revenue                                                                     58         38         28             22
-------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                              1,739      1,808      1,721          1,827
Cost of products sold                                                            507        484        466            510
Research and development                                                         295        323        304            332
Marketing, administrative and other                                              608        670        636            703
Restructuring charges                                                              -         12          -             92
Merger costs                                                                       -          -          2            136
-------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                 329        319        313             54
Interest income                                                                   45         54         57             60
Interest expense                                                                 (22)       (23)       (25)           (24)
All other, net                                                                     3         (4)        (1)             1
-------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                                                     355        346        344             91
Provision for income taxes                                                       117        114        113             53
-------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                     238        232        231             38
Dividends on preferred stock (net of tax)                                          3          4          3              3
-------------------------------------------------------------------------------------------------------------------------
NET EARNINGS ON COMMON STOCK                                                     235        228        228             35
-------------------------------------------------------------------------------------------------------------------------

Net earnings per common share:
   Primary                                                                      $.46       $.45       $.45           $.07
   Fully diluted                                                                $.46       $.44       $.44           $.07
-------------------------------------------------------------------------------------------------------------------------