Form 10-K405, Exhibit 13
period 1997-12-31
PHARMACIA & UPJOHN INC
filed 1998-03-30
CIK 949573

                                                                     EXHIBIT 13

PHARMACIA & UPJOHN
Financial review

OVERVIEW
Pharmacia & Upjohn, Inc. (the company) was formed through the merger of Pharmacia AB and The Upjohn Company and began operating in November 1995. The merger was accounted for as a pooling of interests under U.S. generally accepted accounting principles. All data prior to the November 2, 1995 merger date have been combined as if the companies had been merged during the prior periods.

     All per-share amounts in the following discussion are presented on a diluted, after-tax basis.

     Earnings declined in 1997 compared to the previous two years. The year-to-year earnings comparison is significantly affected by the restructuring of the company since 1995. The restructuring activity reflects the ongoing transformation of the company from two unique operations into an effective, well-integrated global enterprise. Restructuring charges were $316 million ($.39 per share) in 1997; $518 million ($.62 per share) in 1996, and $104 million ($.13 per share) in 1995. Restructuring charges in 1997 were associated with the global turnaround program designed to achieve simplified infrastructure and improved efficiency. Restructuring efforts in 1996 and 1995 related primarily to the November 1995 merger and included the reduction of 4,350 positions, the elimination of duplicate facilities, and other activities associated with the merger. In addition, merger costs of $67 million ($.09 per share) were reported in 1996 and $138 million ($.22 per share) in 1995. These costs consisted of certain nonrecurring organizational activities, establishing the corporate identity for the new company, and other costs of combining the two predecessor companies.

     Changes in ownership of non-core businesses also have materially affected the year-to-year earnings comparison. In 1997, the company merged Pharmacia Biotech, its biotechnology supply business, with Amersham Life Science creating a new company, Amersham Pharmacia Biotech Ltd. Pharmacia & Upjohn owns 45 percent of the new company. In 1996, Pharmacia & Upjohn sold 59 percent of its holding in Biacore International AB through an initial public offering. Prior to these transactions, the results of both subsidiaries had been consolidated with the results of Pharmacia & Upjohn. After the transactions, Pharmacia & Upjohn accounted for its share of the net results of operations of each company on the equity basis. In connection with the merger and subsequent restructuring of Biotech, Pharmacia & Upjohn recorded nonrecurring charges of $79 million ($.12 per share) in 1997. In 1996, the company recorded a gain on the sale of Biacore stock of $55 million ($.08 per share) which was included in non-operating income.

     The company took additional strategic steps during the last three years which have affected earnings comparability. The reacquisition of sales and marketing rights to GENOTROPIN in Japan and related inventory repurchase resulted in a charge of $115 million ($.11 per share) in 1997. Components of this transaction were recorded in sales; cost of goods sold; and marketing, administrative, and other (MA&O) expense. Also in 1997, the company purchased exclusive worldwide commercialization rights to a research compound for $35 million ($.04 per share) and terminated certain future product plans resulting in a charge of $36 million ($.05 per share). Both charges were reported in research and development (R&D) expense.

     Significant events in 1996 included the termination of a product development agreement with the Biopure Corporation resulting in a charge of $106 million ($.13 per share) and the sale of an equity interest and related dissolution of a joint venture resulting in a gain of $46 million ($.06 per share), both reported in MA&O expense. In 1995, items materially affecting comparability included the write-down of an equity investment to fair value and the sale of the company's rights under a product co-marketing agreement. The write-down of $59 million ($.08 per share) was recorded in MA&O expense. The sale of co-marketing rights for $42 million ($.05 per share) was classified as other operating revenue.

OVERVIEW OF CONSOLIDATED RESULTS                 1997      %    1996     %     1995
U.S. dollars in millions, except per-share data   $M     change  $m    change   $m
-------------------------------------------------------------------------------------
Total revenue                                    6,710     (8)  7,286      3   7,095
Operating income                                   390    (42)    677    (33)  1,015
Earnings before income taxes                       468    (44)    838    (26)  1,136
Net earnings                                       323    (43)    562    (24)    739
Net earnings per common share:
     - Basic                                      $.61    (44)  $1.08    (25)  $1.44
     - Diluted                                    $.61    (43)  $1.07    (24)  $1.41
-------------------------------------------------------------------------------------

NET SALES
Following increases in worldwide sales of 3 percent in 1996 and 4 percent in 1995, sales declined 8 percent in 1997 to $6.6 billion. Volume growth of 2 percent was greatly offset by a 1 percent price decrease, a 6 percent unfavorable exchange rate effect, and a 3 percent decline due to the exclusion of Biotech and Biacore sales from the consolidated total. In 1997, sales outside the U.S. represented 68 percent of worldwide sales consistent with 1996 and down from 70 percent in 1995. The magnitude of sales in Japan and key European markets resulted in significant adverse exchange effects to the company as the U.S. dollar strengthened relative to the yen and most major European currencies throughout 1997. The company's

                                                              ANNUAL REPORT 1997

geographic composition of sales will continue to result in significant exposure to the fluctuations of currency exchange rates in both translation of financial results and the underlying transactions that comprise the results. The effect of currency exchange on sales performance by country, based on location of customer, is provided in the table below.

     The markets in which the company conducts business are competitive and highly regulated. Price reductions and product substitutions may result from the introduction of new, technologically innovative products and processes by competitors, even for products protected by patents. Pricing pressures are exerted both from governmental bodies and the private sector in an effort to contain health care costs. Loss of patent protection results in increased competition and generic substitution. This is evidenced by a gradual decline in sales of the affected product as new competition enters the marketplace, usually at a lower price to gain market share. The company cannot predict the outcome or timing of future governmental or other health care initiatives and cannot reasonably estimate the effect on operations or cash flows.

EXCHANGE EFFECT ON SALES   1997        %    %CHANGE    1996
U.S. dollars in millions    $M    change   excl. FX*    $m
---------------------------------------------------------------
NON-U.S.:
     Japan                  625   (12.6)     (2.4)       715
     Italy                  466    (6.9)      2.5        501
     Germany                414   (15.0)     (2.3)       487
     United Kingdom         312     6.6      12.2        292
     Sweden                 278   (17.1)     (5.8)       335
     France                 254   (11.0)      1.2        286
     Spain                  185   (17.2)     (4.5)       223
     Rest of world        1,797     5.3       9.5      1,707
United States             2,019    (7.9)     (7.9)     2,191
------------------------------------------------------------
Subtotal                  6,350    (5.8)     (0.2)     6,737
Biotech/Biacore             236   (46.2)    (39.5)       439
------------------------------------------------------------
Consolidated sales        6,586    (8.2)     (2.6)     7,176
------------------------------------------------------------

*Represents percent change from the prior year excluding the approximate effects of currency exchange rate fluctuations.

SALES OF SELECTED PRODUCTS (PRODUCT CATEGORY)                               1997           %    1996       %   1995
U.S. dollars in millions                                                     $M       change     $m   change    $m
-------------------------------------------------------------------------------------------------------------------------
GENOTROPIN (Metabolic disease)                                               349        (12.0)   397     2.3    388
XANAX (Central nervous system)                                               294        (16.7)   353    10.2    320
CLEOCIN/DALACIN (Infectious disease)                                         292          4.6    279    (3.3)   288
MEDROL (Inflammation)                                                        251         (6.7)   269    (1.6)   273
DEPO-PROVERA (Women's health)                                                196         (5.1)   206    23.3    167
PHARMORUBICIN (Oncology)                                                     196         (5.8)   208     0.8    206
NICORETTE (Consumer pharmaceuticals)                                         168        (18.7)   207    79.7    115
FRAGMIN (Metabolic disease)                                                  165         10.4    150    37.2    109
XALATAN (Ophthalmology)                                                      165        452.7     30     n/a    n/a
HEALON (Ophthalmology)                                                       155        (17.7)   188   (11.5)   212
CAMPTOSAR (Oncology)                                                         154        162.0     59     n/a    n/a
ROGAINE (Consumer pharmaceuticals)                                           129        (31.8)   189    52.2    124
CAVERJECT (Urology)                                                           88         26.5     70   192.9     24
MIRAPEX (Central nervous system)                                              20          n/a    n/a     n/a    n/a
-------------------------------------------------------------------------------------------------------------------------
         Total                                                             2,622          0.7  2,605    16.9  2,226
-------------------------------------------------------------------------------------------------------------------------


PRODUCT SALES
New product sales growth represented an increasing percentage of total sales in 1997 as compared to the previous two years. XALATAN, a glaucoma treatment, enjoyed strong growth in 1997 with sales increasing every quarter since its launch in 1996. Two other key new products for the company include DETRUSITOL (DETROL in the U.S.) and EDRONAX. DETRUSITOL, a treatment for overactive bladder, was launched in Sweden in October. The company expects to launch this primary-care product in the U.S. and several key European markets in 1998. EDRONAX, the first in a new class of anti-depressants, was launched in the U.K. in July and is planned for launch in 13 additional European countries during the next year.

     The strong sales performances of CAMPTOSAR, FRAGMIN, and MIRAPEX have established these products as important to the company's future growth. CAMPTOSAR, a treatment for metastatic colorectal cancer, achieved record sales in 1997, its first full year on the U.S. market. FRAGMIN, an antithrombotic agent, attained worldwide volume growth of 23 percent with excellent growth in the U.S., the U.K. and Germany. FRAGMIN sales in Japan were also higher in part due to the restructuring of a distributor relationship early in 1996 which had no impact on earnings. MIRAPEX, a new treatment for Parkinson's disease, quickly established an important presence after its July 1997 launch, capturing 4.8 percent of the U.S. market. CAVERJECT also registered substantial growth in 1997 with a 31 percent
increase in worldwide volume as compared to 1996.   CAVERJECT, a treatment
for male impotence, was launched late in 1995.

     Other products essential to the company's top-line growth strategy are GENOTROPIN, NICORETTE, and ROGAINE, sales of which declined in 1997 after strong performances in prior years. GENOTROPIN,

PHARMACIA & UPJOHN

FINANCIAL REVIEW

a human growth hormone, achieved good growth in the U.S. propelled by the success of new patient recruitment efforts and the approval of the product for use in treating growth hormone deficiency in adults. Excluding the inventory repurchase in Japan, worldwide volume growth of GENOTROPIN was 8 percent. This growth, however, was more than offset by price declines and the adverse effects of exchange. NICORETTE and ROGAINE performed well outside the U.S. In the U.S., sales levels were lower due to the initial establishment of retail inventories for the launches of both over-the-counter products in 1996. ROGAINE also has faced intense private-label competition as well as wholesaler inventory reductions in anticipation of the approval of ROGAINE Extra Strength for Men, which was launched in the U.S. late in 1997. Early in 1998, the company was granted three years of marketing exclusivity for ROGAINE Extra Strength for Men. NICORETTE represents a line of nicotine replacement therapy products and ROGAINE (REGAINE outside the U.S.) is a treatment for hereditary hair loss.

        Mandatory price decreases in Japan over the last two years and the increasing strength of the U.S. dollar against the yen has had a significant negative impact on the company's performance since 1996 due to the importance of this market to several products. These products include GENOTROPIN, SERMION, SOLU-MEDROL and other MEDROL products, PHARMORUBICIN, CLEOCIN, SALAZOPYRIN, and HEALON. SERMION is a treatment for senile dementia reported in the CNS category. SOLU-MEDROL, an injectable steroid, and SALAZOPYRIN/AZULFIDINE, a treatment for inflammatory bowel disease and rheumatoid arthritis, are reported in inflammation. PHARMORUBICIN is a cytostatic agent for the treatment of solid tumors and leukemias and HEALON is a viscoelastic used for cataract surgery.

        Loss of patent protection and ensuing generic erosion have led to sales declines in the U.S. and Europe for several products. XANAX, an anti-anxiety agent, and CNS product HALCION, a sleep-inducing agent, have experienced this trend since 1993. Oral anti-diabetes agents GLYNASE and MICRONASE, reported in the Metabolic Disease group, lost patent protection in the U.S. in 1995 and 1994, respectively. PROVERA, the progestational agent reported in Women's Health, also has faced competition from generics in the U.S. throughout the past few years. PHARMORUBICIN, ADRIAMYCIN, and HEALON were especially affected by generic erosion in Europe in 1997. Competition from generics is expected to continue to adversely affect future sales of these products.

        Additional factors in the U.S. market affected sales of certain products. Discontinuation of special promotions in 1997 that were offered in 1996 and the resulting effects of year-end 1996 trade inventory accumulations led to unfavorable sales comparisons for DEPO-PROVERA, PROVERA, GLYNASE, XANAX, and MICRONASE. DEPO-PROVERA, the injectable contraceptive, also was adversely affected by a temporary cutback in promotional spending in 1997. A refocusing of sales force efforts and a direct-to-consumer campaign beginning mid-year have since bolstered sales. The antibiotic CLEOCIN (DALACIN outside the U.S.) demonstrated solid growth of 10 percent worldwide excluding adverse exchange effects. Strong growth in the U.S. market was partially attributed to a recall of a competitor's product early in 1997. Another Infectious Disease product VANTIN, a broad spectrum oral antibiotic, continued to face competition from the macrolide class of antibiotics introduced in 1996.

        The company reports its operations as a single industry segment: pharmaceutical products. This industry designation includes eight major pharmaceutical product categories and five associated businesses, each contributing in excess of $200 million in sales in 1997. The table below provides a year-to-year comparison of consolidated net sales by major product group and associated business.

        Associated businesses continued to provide a solid base of sales to the company. Excluding the unfavorable impact of exchange, current year Animal Health and Diagnostics sales increased by 2 percent and 9 percent, respectively, over 1996 levels. Diagnostics sales declined

SALES BY PRODUCT GROUP                     1997            %        1996            %        1995
U.S. dollars in millions                    $M        change         $m        change         $m
-------------------------------------------------------------------------------------------------
Metabolic disease                           656       (15.8)         778          4.5         745
Oncology                                    669         6.2          630         11.2         566
Women's health/urology                      604        (7.9)         656         10.1         596
Infectious disease                          563        (4.2)         587        (14.5)        687
Inflammation                                544       (12.9)         625          0.2         623
Central nervous system                      498       (12.4)         568         (0.6)        572
Ophthalmology                               383        29.7          295         (0.4)        296
Other prescription pharmaceuticals          470       (15.6)         558        (10.9)        626
Consumer pharmaceuticals                    642        (9.5)         710         25.4         566
-------------------------------------------------------------------------------------------------
Total pharmaceuticals                     5,029        (7.0)       5,407          2.5       5,277
Animal health                               403        (2.4)         413          7.9         383
Nutrition                                   394        (7.3)         425          6.5         399
Chemical and contract manufacturing         318        16.6          273         36.4         200
Diagnostics                                 206        (6.3)         219        (13.4)        253
Biotech/Biacore*                            236       (46.2)         439          0.4         437
-------------------------------------------------------------------------------------------------
Consolidated net sales                    6,586        (8.2)       7,176          3.3       6,949
-------------------------------------------------------------------------------------------------


*Includes Biacore sales of $32 million in 1996 and $29 in 1995.

                                                             ANNUAL REPORT 1997

from 1995 to 1996 due to adverse exchange effects and poor climatic conditions for allergies in Europe and Japan. Sales growth recorded by Chemical and Contract Manufacturing in 1997 resulted primarily from increased opportunities in the inhalation steroids business. The prior year increase was due largely to the transfer of certain European products into this sales classification (reported in the Other Prescription Pharmaceutical category in 1995). As previously mentioned, sales of Biotech (subsequent to July 1997) and Biacore were not reported in consolidated sales leading to a comparative sales decrease of $203 million in 1997. Biotech and Biacore transactions are further discussed in Notes 5 and 6 to the consolidated financial statements.

OTHER OPERATING REVENUE
From 1996 to 1997, other operating revenue increased due to higher revenue earned from the company's agreement with Solvay & Cie to jointly market LUVOX, a treatment for obsessive-compulsive disorder. In 1995, this revenue classification included $42 million for the sale of rights under a product co-marketing agreement. Other revenue in 1995 also included revenue from promotional services provided by the company for ZOVIRAX, a product of Glaxo Wellcome Company. This agreement was terminated at the end of 1995.

COSTS AND EXPENSES
Consolidated operating expenses, stated as a percentage of net sales, are provided in the table below.

                                                 1997   1996   1995
--------------------------------------------------------------------
Cost of products sold                            31.1%  29.5%  28.3%
Research and development                         18.5   17.6   18.0
Marketing, administrative and other              40.5   36.8   37.7
Restructuring charges                             4.8    7.2    1.5
Biotech merger and restructuring costs            1.1      -      -
P&U merger costs                                    -    0.9    2.0
Operating income                                  5.9    9.4   14.6
--------------------------------------------------------------------

        Cost of products sold increased as a percentage of sales due to decreased sales levels and increased manufacturing expenses. The unfavorable effects of selling price erosion, product mix, and currency exchange caused sales levels to decline. Manufacturing expense increased due to higher production start-up expenses for new products and project expenses incurred in 1997 to achieve long-term production efficiencies. The increase in manufacturing expenses was partially offset by the favorable effects of exchange.

        R&D in the pharmaceutical industry is inherently a long-term process. As evidenced below, the company has continued to make significant investments in R&D over the past seven years. This commitment, along with continual refocusing of spending to the most promising projects, is necessary to provide sales growth for future years.



U.S. dollars in millions    1997    1996    1995    1994    1993    1992    1991
                            ----    ----    ----    ----    ----    ----    ----
  R&D Expenditures         1,217   1,266   1,254   1,163    1,144    940     785



        From 1996 to 1997, R&D spending grew as a percentage of sales but declined 4 percent in dollar terms. The company's ongoing efforts to focus R&D resources on selected projects contributed to the decline as did the favorable effects of exchange due to the concentration of non-U.S. R&D activity in Sweden and Italy. In addition, 1996 spending levels were higher due to spending for 11 significant product filings and the recognition of a $26 million contractual obligation for a co-development agreement to acquire future rights to a product. Mitigating the downward spending trend were two previously mentioned 1997 transactions: the company purchased rights to a research compound and canceled future product rights under a research agreement for a total of $71 million. From 1995 to 1996, R&D spending increased 1 percent.

        Marketing, administrative, and other (MA&O) expense increased as a percentage of sales due to comparative spending increases in 1997 in conjunction with an 8 percent sales decrease. Current year spending included higher advertising and promotion expense for new products; prelaunch and launch activities throughout the world; sales force expansions in the U.S. and certain Latin American countries; additional marketing investments in emerging markets; and increased information technology expenses. The greater 1997 spending was largely offset by the favorable effects of exchange. Spending levels in 1997 were lower than in the previous two years when the following

PHARMACIA & UPJOHN

FINANCIAL REVIEW

significant transactions recorded during the recent past are excluded from the comparisons: The retrieval of marketing rights to GENOTROPIN in Japan increased MA&O expense in 1997 by $95 million. In the same year, litigation-related charges added $70 million to this expense category. Conversely, in 1996, MA&O expense was reduced by a gain of $46 million on the sale of an equity interest and related dissolution of a joint venture. This same investment had been previously written down by $59 million in 1995 to reflect the fair market value at December 31, 1995, leading to a net favorable comparison in expense of $105 million from 1995 to 1996. MA&O expense in 1996 also included the impairment of an investment of $106 million resulting from the termination of a product development agreement as well as increases in certain environmental and legal reserves of $73 million.

MERGER COSTS AND RESTRUCTURING CHARGES
In 1997, the company recognized charges of $316 million for the restructuring portion of its global turnaround program. The objective of the global initiative is to reduce costs and improve effectiveness by streamlining the company's structure and decision making processes. The restructuring charges include employee separations and facility rationalization for marketing, administration and R&D. They also include a rationalization plan for the company's manufacturing infrastructure which is intended to consolidate and reduce manufacturing facilities by 40 percent worldwide. In 1998, the company expects to record less than $100 million in additional charges for this program and anticipates cash spending to approximate $100 million. Another element of the global turnaround program not included in restructuring charges is the establishment of a new global headquarters in New Jersey. The move supports the company's strategy for more cohesive global operations and accelerated growth in the United States.

        The company recorded Biotech merger costs of $36 million in 1997 as well as its share of the new company's merger-related restructuring costs of $43 million. The merger costs included transaction costs to effect the merger and charges associated with the write-off of acquired R&D. Beginning in 1998, Amersham Pharmacia Biotech is expected to make positive contributions to earnings.

        Restructuring charges totaled $518 million in 1996 and $104 million in 1995. Total restructuring charges associated with the merger were $610 million and reflected the planned reduction of approximately 4,350 positions. Other nonmerger restructuring charges recorded in 1995 totaled $12 million and were associated with the closure of a manufacturing facility in Sweden. Regarding the merger-related restructuring, all position reductions were completed by December 31, 1997. Cash spending in 1997 totaled $132 million, a decrease of $212 million compared to 1996. Cash spending related to 1997 headcount reductions will be incurred in 1998. Approximately $48 million remains accrued as of December 31, 1997, as current liabilities of the company. Merger costs of $67 million and $138 million also were recorded in 1996 and 1995, respectively. As described earlier, these charges resulted primarily from the combination of operations.

NONOPERATING INCOME AND EXPENSE
The decline in both interest income and interest expense in 1997 was primarily due to lower interest rates, mainly in Europe, and lower average interest-bearing assets and liabilities. The gain on the initial public offering of stock for Biacore of $55 million was recorded as nonoperating income in 1996. Of the total gain, $8 million represented the gain on the issuance of new shares. Further information is presented in Note 5 to the consolidated financial statements.

INCOME TAXES
The annual effective tax rate for 1997 was 31 percent compared to 33 percent for 1996. Excluding nonrecurring items, the rate for 1997 was 34 percent compared to 35 percent for 1996. The lower 1997 rate is the result of increased earnings in jurisdictions with lower tax rates. Also, nonrecurring charges in 1997 were tax-effected at higher weighted-average rates than those in 1996.

                                                             ANNUAL REPORT 1997

FINANCIAL CONDITION                   1997    1996    1995
---------------------------------------------------------------
Working capital (U.S. $in millions)   1,639   2,392   2,334
Current ratio                        1.61:1  1.96:1  1.88:1
Debt to total capitalization           15.7%   14.5%   17.9%
---------------------------------------------------------------

The company's working capital and current ratio decreased from 1996 to 1997 due to declines in receivables and short-term investments. Despite a slight reduction in debt in 1997, the percentage of debt to total capitalization increased over 1996 due to a decline in shareholders' equity. The negative currency translation adjustments recorded in equity caused much of this decline coupled with lower 1997 earnings levels. The percentage of debt to total capitalization in 1995 reflected higher debt levels. As indicated below, since 1995, net financial assets have decreased. The decline is primarily due to restructuring and merger-related spending.


                                         1997     1996   1995
                                         ----     ----   ----
Cash, equivalents and investments       $1,848  $1,850  $2,530
Short-term and long-term debt            1,035   1,058   1,395
                                        ----------------------
Net financial assets                    $  813     792   1,135
                                        ======================


     Net cash provided by operations is considered a major source of funds to finance working capital, shareholder dividends, and capital expenditures. Cash from operations totaled $1,222 million in 1997, $805 million in 1996, and $1,145 million in 1995. The increase in operating cash flows in 1997 was attributable to a decrease in receivables and an increase in liabilities. The rise in liabilities resulted from certain significant transactions which were previously discussed including the GENOTROPIN rights repurchase and the litigation-related accruals. The 1996 operating cash flows were lower due to large cash expenditures related to the merger and restructuring combined with an increase in receivables, inventories, and other current assets. In 1997, merger and restructuring related spending declined, as noted above.

     Expenditures for property, plant and equipment were $577 million in 1997, $656 million in 1996, and $592 million in 1995. Anticipated capital spending for 1998 of approximately $600 million includes spending on research facilities in Stockholm as well as remaining spending on expansion of manufacturing facilities in the U.S., Belgium, Italy and Sweden. It does not include internal-use software development costs. Financing activities continued to be a significant use of cash, primarily for payment of dividends to shareholders. Dividends to common shareholders rose in 1997 and 1996 compared to 1995 due to the greater number of outstanding shares issued to effect the merger and an effective increase in combined dividend rate per share. Cash proceeds from the issuance of treasury stock were related to the employee option program and were primarily utilized for the purchase of common shares to be issued upon future exercise of stock options.

     The company's future cash provided by operations and borrowing capacity are expected to cover normal operating cash flow needs, planned capital acquisitions, and dividend payments that may be approved by the board of directors for the foreseeable future. As of December 31, 1997, unused lines of credit available for company use totaled $646 million. The company had A-1+ and P-1 ratings for its commercial paper, and AA- and A1 general bond ratings from Standard & Poor's and Moody's, respectively, as of December 31, 1997.

     The company utilizes foreign exchange forward and option contracts according to established policies to mitigate the effect of currency exchange rate fluctuations. Because foreign exchange forward and option contracts used to hedge anticipated transaction exposures are marked to market each period, but only part of the anticipated transactions have been recorded, the timing of recognition of the related gains and losses may not match. Gains and losses from contracts related to hedges for product shipments are recognized as "Cost of Products Sold" and are included in the operating section of the statement of cash flows. Gains and losses from foreign exchange forward and option contracts related to hedges on other activities are recognized as "All Other, Net," and are included in the investment section of the statement of cash flows. Further information is presented in Note 14 to the consolidated financial statements and in the sensitivity analysis that follows.

MARKET RISK
Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in interest rates, foreign exchange rates and equity prices.

     The company handles market risks in accordance with established policies and thereby enters into various derivative transactions. No such transactions are entered into for trading purposes.

     Because the company's cash and investments exceed short and long-term debt, the exposure to interest rate risk relates primarily to the investment portfolios. Most of the investments in the long term portfolio are at fixed rates. The company is actively managing the investment portfolios to increase return on investment, but, in order to ensure liquidity, will only invest in instruments with high credit quality where a secondary

PHARMACIA & UPJOHN

FINANCIAL REVIEW

market exists. The company does not hold any derivatives related to its interest rate exposure. The company is in a position to keep all investments until final maturity. The company also maintains long-term debt at fixed rates.

     The sensitivity analysis presents the hypothetical change in fair value of those financial instruments held by the company at December 31, 1997 which are sensitive to changes in interest rates. Market risk is estimated as the potential change in fair value resulting from an immediate hypothetical one percentage point parallel shift in the yield curve. The fair values of the company's investments and loans have been based on quoted market prices or discounted future cash flows. As the carrying amounts on short term loans and investments maturing in less than 180 days approximate the fair value, these are not included in the sensitivity analysis. The fair value of investments over 180 days is $656 million. The fair value of the debt included in the analysis is $800 million. Although not expected, a one percentage point change in the interest rates would change the fair value of investments over 180 days by $17 million and debt by $24 million.

     The company's management of currency exposure is primarily focused on reducing the negative impact on consolidated cash flow and earnings as a result of currency fluctuations. The company enters into foreign exchange forward and option contracts to actively manage the net exposure in accordance with established hedging policies. The company hedges intercompany loans and deposits as well as a portion of both firm commitments and anticipated transactions. The company has concentrated most of the currency exposure in production facilities in Sweden, Italy and Belgium. The largest exposures from these units are against other European currencies, Japanese yen and U.S. dollar.

     Certain derivatives entered into to hedge anticipated transactions are exposed to currency fluctuations. A ten percent decrease in the Swedish krona and Italian lira would have a negative impact on fair value of those derivatives by $10 million and $3 million, respectively, and a ten percent increase in the Japanese yen would have a negative impact of $8 million.

     The company also has investments in equity securities. All such investments are classified as long term investments. The fair market value of these investments is $187 million, of which 84 percent is listed on a stock exchange or quoted in an over-the-counter market. If the market price on those securities would decrease by ten percent the fair value of those equities would decrease by $16 million.

OTHER INFORMATION
Various suits and claims arising in the ordinary course of business, primarily for personal injury alleged to have been caused by the use of the company's products, are pending against the company and its subsidiaries. The company also is involved in several administrative and judicial proceedings relating to environmental concerns, including actions brought by the U.S. Environmental Protection Agency and state environmental agencies for remedial cleanup at approximately 50 sites including site cleanup at the company's discontinued industrial chemical operations.

     In 1997, the company adopted American Institute of Certified Public Accountants' Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities." SOP 96-1 provides additional guidance for recognizing, measuring and disclosing environmental remediation liabilities. The effect of initially applying the provisions of SOP 96-1 was not material to the consolidated financial statements. The company's estimated liability includes both direct and indirect costs associated with remediation and is reduced to reflect the anticipated participation of other potentially responsible parties where such parties are considered solvent and it is probable that they will pay their respective share of relevant costs. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures do not reflect any claims for recoveries and are not discounted to their present value. The company's estimate of the ultimate cost to be incurred in connection with these environmental situations could change due to uncertainties at many sites with respect to potential cleanup remedies, the estimated cost of cleanup, and the company's ultimate share of a site's cost.

     Based on information currently available and the company's experience with lawsuits of the nature of those currently filed or anticipated to be filed which have resulted from business activities to date, the amounts accrued for product and environmental liabilities are considered adequate. Although the company cannot predict and cannot make assurances with respect to the outcome of individual lawsuits, the ultimate liability should not have a material effect on its consolidated financial position; and unless there is a significant deviation from the historical pattern of resolution of such issues, the ultimate liability should not have a material adverse effect on the company's results of operations or liquidity.

     With regard to the company's discontinued industrial chemical facility in North Haven, Connecticut, as the corrective action process progresses, it may become appropriate to reevaluate the existing reserves designated for remediation in light of changing requirements. It is at least reasonably possible that a material increase in accrued liabilities will be required but it is not possible to determine what, if any, exposure exists at this time.

                                                             ANNUAL REPORT 1997

        The company is a party, along with many other U.S. drug manufacturers and wholesalers, in numerous related federal and state civil antitrust lawsuits brought by U.S. independent and chain retail pharmacies and consumers. These suits claim violations of antitrust and pricing laws as a result of the defendants providing discounts and rebates to allegedly favored managed care customers that were not offered to the plaintiffs. Several of the suits are class actions. The federal cases have been consolidated in federal court in Chicago, Illinois. The company believes it has meritorious defenses, and although potential liability cannot presently be estimated, a majority of the defendants in this class action (not including the company) have agreed to $10 million to $60 million settlement of claims per defendant in this action. The company believes that any potential liability above amounts accrued will not have a material adverse effect on the company's consolidated financial position or the company's results of operations or liquidity. Further discussion of current litigation matters is provided in Note 13 to the consolidated financial statements.

        The company is addressing the year 2000 date recognition problem through a global program designed to ensure the event does not have a material adverse effect on its business operations. In 1997, the company finalized its assessment of the expected impact of year 2000 on existing computer systems worldwide, including embedded and process-control systems. The solution involves a mix of purchasing new systems and modifying existing systems, with the emphasis on replacement rather than repair of many older applications developed in-house. Repair and replacement projects are currently underway and are anticipated to be completed by December 31, 1998 for all business-critical systems. The final phase of the program allows adequate time for testing during 1999. The company anticipates total spending of $150 million between 1997 and 2000 largely on replacement of applications that, for reasons other than year 2000 noncompliance, had been previously selected for replacement. Many of the replacement projects are enterprise-wide in scope and offer improved functionality and commonality over current systems while at the same time resolve the year 2000 problem.

        The company believes that by meeting the objectives of its Year 2000 Program, the date recognition problem will not have a material adverse effect on the company's consolidated financial position or its results of operations or liquidity. The program also has addressed the year 2000 compliance efforts of the company's significant suppliers and customers. While the company cannot guarantee the success of any third party's year 2000 compliance efforts, it does not anticipate a material adverse consequence in reliance on third-party systems. Nor does the company believe it has exposure to contingencies related to year 2000 noncompliance for the products it sells.

FORWARD-LOOKING INFORMATION
Many matters discussed in this Annual Report are forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the company's operations, markets, products, services and prices, and other factors more specifically discussed in the company's filings with the Securities and Exchange Commission.

SELECTED FINANCIAL DATA
Years Ended December 31                                     1997       1996       1995      1994     1993
U.S. dollar amounts in millions, except per-share data       $M         $m         $m        $m       $m
---------------------------------------------------------------------------------------------------------
     Operating revenue                                      6,710      7,286      7,095     6,823   6,561
     Earnings from continuing operations                      323        562        739       833     561
     Diluted earnings per share from
       continuing operations                                 $.61      $1.07      $1.41    $1.60    $1.08
     Dividends declared per share (a)                       $1.08      $1.08       $.27        -        -
     Total assets                                          10,380     11,173     11,461   10,947    9,895
     Long-term debt                                           394        567        603      678      675
---------------------------------------------------------------------------------------------------------

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

FRED HASSAN  PRESIDENT AND CHIEF EXECUTIVE OFFICER

ROBERT C. SALISBURY  EXECUTIVE VICE PRESIDENT,
FINANCE AND ADMINISTRATION AND CHIEF FINANCIAL OFFICER

February 17, 1998

REPORT OF INDEPENDENT ACCOUNTANTS TO THE SHAREHOLDERS AND BOARD OF DIRECTORS, PHARMACIA & UPJOHN, INC.
We have audited the consolidated balance sheets of Pharmacia & Upjohn, Inc.
and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years 1997, 1996 and 1995. These financial statements are the responsibility of the management of Pharmacia & Upjohn, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above (pages 35 to 52) present fairly, in all material respects, the consolidated financial position of Pharmacia & Upjohn, Inc. and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the years 1997, 1996 and 1995, in conformity with generally accepted accounting principles in the U.S.

Coopers & Lybrand L.L.P.
Chicago, Illinois
February 17, 1998

                                                             ANNUAL REPORT 1997


CONSOLIDATED STATEMENTS OF EARNINGS
--------------------------------------------------------------------------------
Pharmacia & Upjohn, Inc. and subsidiaries


For the years ended December 31                              1997   1996   1995
U.S. dollar amounts in millions, except per-share data        $m     $m     $m
--------------------------------------------------------------------------------
OPERATING REVENUE:

Net sales                                                    6,586  7,176  6,949

Other revenue                                                  124    110    146
--------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                                      6,710  7,286  7,095

OPERATING COSTS AND EXPENSES:
Cost of products sold                                        2,049  2,116  1,967
Research and development                                     1,217  1,266  1,254
Marketing, administrative and other                          2,665  2,642  2,617
Biotech merger and restructuring costs                          73      -      -
Restructuring charges                                          316    518    104
Merger costs                                                     -     67    138
--------------------------------------------------------------------------------
OPERATING INCOME                                               390    677  1,015
Interest income                                                110    159    216
Interest expense                                              (33)   (56)   (94)
Gain on sale of subsidiary stock                                 -     55      -
All other, net                                                   1      3    (1)
--------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                                   468    838  1,136
Provision for income taxes                                     145    276    397
--------------------------------------------------------------------------------
NET EARNINGS                                                   323    562    739
                                                              ==================
EARNINGS PER COMMON SHARE:
     Basic                                                    $.61  $1.08  $1.44
     Diluted                                                  $.61  $1.07  $1.41
--------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

PHARMACIA & UPJOHN

CONSOLIDATED BALANCE SHEETS
Pharmacia & Upjohn, Inc. and subsidiaries

December 31                                                                  1997    1996
U.S. dollar amounts in millions                                               $M      $m
-------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                                                       775     641
Short-term investments                                                          539     696
Trade accounts receivable, less allowance of $89 (1996: $95)                  1,303   1,705
Inventories                                                                     958   1,012
Deferred income taxes                                                           335     326
Other                                                                           417     515
-------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                          4,327   4,895
Long-term investments                                                           534     512
Goodwill and other intangible assets, net                                     1,215   1,522
Properties, net                                                               3,306   3,602
Other noncurrent assets                                                         998     642
-------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                 10,380  11,173
                                                                             ==============

CURRENT LIABILITIES:
Short-term debt                                                                 401     235
Accounts payable                                                                425     449
Compensation and compensated absences                                           186     218
Dividends payable                                                               141     142
Income taxes payable                                                            404     318
Other                                                                         1,131   1,141
-------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                     2,688   2,503
Long-term debt                                                                  394     567
Guarantee of ESOP debt                                                          240     256
Postretirement benefit cost                                                     337     337
Deferred income taxes                                                           362     494
Other noncurrent liabilities                                                    821     775
-------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                             4,842   4,932

SHAREHOLDERS' EQUITY:
Preferred stock, one cent par value; authorized 100,000,000 shares, issued Series A convertible 6,996 shares at stated value
  (1996: 7,125 shares)                                                          282     287
Common stock, one cent par value; authorized
  1,500,000,000 shares, issued 508,647,507 shares
  (1996: 508,500,633 shares)                                                      5       5
Capital in excess of par value                                                1,440   1,457
Retained earnings                                                             5,364   5,603
ESOP-related accounts                                                          (260)   (266)
Currency translation adjustments                                             (1,298)   (855)
Other shareholders' equity                                                        5      10
-------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                    5,538   6,241
-------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   10,380  11,173
                                                                             ==============


     The accompanying notes are an integral part of the consolidated financial statements.

                                                              ANNUAL REPORT 1997


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Pharmacia & Upjohn, Inc. and subsidiaries

For the years ended December 31                                  1997   1996     1995
U.S. dollar amounts in millions                                   $M     $m       $m
---------------------------------------------------------------------------------------
PREFERRED STOCK:
Balance at beginning of year                                      287    291      295
Redemptions and conversions                                        (5)    (4)      (4)
---------------------------------------------------------------------------------------
Balance at end of year                                            282    287      291
---------------------------------------------------------------------------------------

COMMON STOCK:
Balance at end of year                                              5      5        5
---------------------------------------------------------------------------------------

CAPITAL IN EXCESS OF PAR VALUE:
Balance at beginning of year                                    1,457  1,457    1,394
Stock option, incentive and dividend reinvestment plans           (22)    10       32
Retirements, conversions and other                                  5    (10)      31
---------------------------------------------------------------------------------------
Balance at end of year                                          1,440  1,457    1,457
---------------------------------------------------------------------------------------

RETAINED EARNINGS:
Balance at beginning of year                                    5,603  5,603    5,602
Net earnings                                                      323    562      739
Dividends declared                                               (549)  (549)    (422)
Dividends on preferred stock (net of tax)                         (13)   (13)     (13)
Retirement of common stock                                          -      -      (45)
Reclassification to currency translation adjustments                -      -     (258)
---------------------------------------------------------------------------------------
Balance at end of year                                          5,364  5,603    5,603
---------------------------------------------------------------------------------------

ESOP-RELATED ACCOUNTS:
Balance at beginning of year                                     (266)  (272)    (278)
Third-party debt repayment                                         11      8        -
ESOP expense exceeding cash contributed                             5      -        8
Additional loan                                                    (7)     -        -
Rollover of interest on ESOP note receivable                       (3)    (2)      (2)
---------------------------------------------------------------------------------------
Balance at end of year                                           (260)  (266)    (272)
---------------------------------------------------------------------------------------

CURRENCY TRANSLATION ADJUSTMENTS:
Balance at beginning of year                                     (855)  (728)  (1,394)
Translation adjustments                                          (443)  (127)     408
Reclassification from retained earnings                             -      -      258
---------------------------------------------------------------------------------------
Balance at end of year                                         (1,298)  (855)    (728)
---------------------------------------------------------------------------------------

OTHER SHAREHOLDERS' EQUITY:
Balance at beginning of year                                       10     31      (14)
Stock option, incentive and dividend reinvestment plans            54     85       57
Purchases of treasury stock                                       (94)   (93)    (101)
Retirement of common stock                                          -      -       44
Change in unrealized investment gains and losses, net-of-tax       35    (13)      45
---------------------------------------------------------------------------------------
Balance at end of year                                              5     10       31
---------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                      5,538  6,241    6,387
                                                               ========================


The accompanying notes are an integral part of the consolidated financial statements.

PHARMACIA & UPJOHN


CONSOLIDATED STATEMENTS OF CASH FLOWS
Pharmacia & Upjohn, Inc. and subsidiaries

For the years ended December 31                                           1997      1996     1995
U.S. dollar amounts in millions                                            $M        $m       $m
---------------------------------------------------------------------------------------------------
Cash flows from operations:
NET EARNINGS                                                                323      562      739

ADJUSTMENTS TO NET EARNINGS:
     Depreciation                                                           324      343      327
     Amortization of intangibles                                            116      130      153
     Restructuring charges                                                  316      518      104
     Cash expended on restructurings                                       (132)    (344)     (48)
     Net gains on sales of noncurrent assets                                (35)     (79)     (12)
     Write-downs of investments, properties and intangibles                  43      106       40
     Deferred income taxes                                                 (286)     (94)      74
     Other                                                                   17        2      (27)

CHANGES IN:
     Accounts receivable (net)                                              196     (218)      12
     Inventories                                                           (127)     (69)     (18)
     Accounts payable                                                        32      (25)     (71)
     Income taxes payable                                                   107       52     (122)
     Other current and noncurrent assets and liabilities                    328      (79)      (6)
---------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATIONS                                           1,222      805    1,145
---------------------------------------------------------------------------------------------------

CASH FLOWS (REQUIRED) PROVIDED BY INVESTMENT ACTIVITIES:
Acquisitions of subsidiaries                                                (34)     (26)     (57)
Additions of properties                                                    (577)    (656)    (592)
Proceeds from sales of properties                                            70       50       53
Purchases of investments                                                   (979)  (1,551)  (2,407)
Proceeds from sales of investments                                        1,120    2,105    2,634
Other                                                                       (14)      20      157
---------------------------------------------------------------------------------------------------
NET CASH REQUIRED BY INVESTMENT ACTIVITIES                                 (414)     (58)    (212)
---------------------------------------------------------------------------------------------------

CASH FLOWS (REQUIRED) PROVIDED BY FINANCING ACTIVITIES:
Proceeds from issuance of debt                                               40       38       14
Repayment of debt                                                           (72)    (410)    (107)
Net increase (decrease) in debt with initial maturity of 90 days or less     26       33     (317)
Dividend and rights payments                                               (567)    (567)    (353)
Purchases of treasury stock                                                 (94)     (93)    (101)
Sales of common stock                                                        18       83       51
Other                                                                         1       (4)      24
---------------------------------------------------------------------------------------------------
NET CASH REQUIRED BY FINANCING ACTIVITIES                                  (648)    (920)    (789)
---------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                     (26)     (27)      45
---------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                     134     (200)     189
Cash and cash equivalents, beginning of year                                641      841      652
---------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                      775      641      841
                                                                         ==========================
CASH PAID DURING THE YEAR FOR:
Interest (net of amounts capitalized)                                        29       60       78
Income taxes                                                                281      287      405
---------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

                                                              ANNUAL REPORT 1997

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar amounts in millions, except per-share data

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The consolidated financial statements are presented on the basis of accounting principles that are generally accepted in the U.S. All professional accounting standards that are effective as of December 31, 1997, have been taken into consideration in preparing the financial statements.

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

PROPERTIES Property, plant and equipment are recorded at acquisition cost. Depreciation is computed principally on the straight-line method for financial reporting, while accelerated methods are used for income tax purposes where permitted. Maintenance and repair costs are charged to earnings as incurred. Costs of renewals and improvements are capitalized. Upon retirement or other disposition of property, any gain or loss is included in earnings. Purchased computer software is capitalized and amortized over the software's useful life. All repair costs associated with the year 2000 date recognition problem are expensed as incurred.

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

CURRENCY EXCHANGE CONTRACTS Forward currency exchange contracts and currency options (hereafter referred to as contracts) are held for purposes other than trading. Contracts held to hedge anticipated transactions are marked to market at each balance sheet date with resulting gains and losses recognized in earnings. Contracts that hedge recorded assets and liabilities are valued at the month-end exchange rate with resulting exchange gains and

PHARMACIA & UPJOHN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars amounts in millions except per-share data

losses recognized in earnings, offsetting the respective losses and gains recognized on the underlying recorded exposure. Any premium or discount is amortized over the life of the contract. The carrying values of all contracts are generally reported with other current assets or other current liabilities.

ENVIRONMENTAL REMEDIATION LIABILITIES In 1997, the company adopted Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities." SOP 96-1 provides additional guidance for recognizing, measuring and disclosing environmental remediation liabilities. The effect of initially applying the provisions of SOP 96-1 was not material to the consolidated financial statements. The company accrues for such losses when they are probable and reasonably estimable based on current law and existing technologies. The company's estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties where such parties are considered solvent and it is probable that they will pay their respective share of relevant costs. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures do not reflect any claims for recoveries and are not discounted to their present value. The accruals for environmental liabilities are reflected in the consolidated balance sheets primarily in other noncurrent liabilities.

RECLASSIFICATIONS Certain reclassifications have been made to conform prior years' data to the current presentation including certain deferred income tax balances.

        In 1996, certain reclassifications were made in the 1995 financial statements to conform to the 1996 presentation. The company restated the components of shareholders' equity for the year ended December 31, 1995, and for the nine months ended September 30, 1996, to reflect reclassifications from retained earnings to currency translation adjustments. These reclassifications were made to conform the translation practices of the former Pharmacia AB group to those of the former Upjohn Company.

        Basic and diluted earnings per share have replaced "primary" and "fully diluted" earnings per share in all prior periods in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share (see Note
7).

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

3. RESTRUCTURING CHARGES AND MERGER COSTS

In 1997, the company recorded restructuring charges of $316 associated with the global turnaround program. The charges include employee separation and facility closure costs that will be incurred as part of the global plan to simplify infrastructure and eliminate duplication of resources in manufacturing, administration, and research and development. Third-quarter charges of $125 were associated with manufacturing rationalization and include $96 for full or partial shut-down of manufacturing operations in various locations worldwide and $29 for employee separation costs. Fourth-quarter charges of $191 include $84 marketing and administration and $22 research and development employee separation costs, and $85 for closure of excess facilities and other exit costs. At December 31, 1997, the remaining accrual amounted to $250. Additional restructuring charges will be recognized in 1998 when all remaining elements of the turnaround program are finalized and announced. Expenditures related to the restructuring charges are expected to be substantially completed by the end of 2000.

        In 1996, the company recorded restructuring charges of $518 primarily associated with the merger. The charges included the elimination of approximately 2,640 marketing and administration ($363), 500 research and development ($59), and 360 manufacturing positions ($31); elimination of duplicate facilities ($43); and other exit costs resulting from the

                                                             ANNUAL REPORT 1997



merger ($22). At December 31, 1997, the remaining accrual amounted to $48. Expenditures related to the restructuring charges will be completed in the first quarter of 2000.

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

        Restructuring charges were recognized in 1993 with respect to elimination or reduction of excess manufacturing capacity. Open projects from that restructuring were superseded by the global turnaround program announced in 1997, and the remaining $20 accrual was reversed.

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

4. INCOME TAXES

The provision for income taxes included in the consolidated statements of earnings consisted of:

                                                                        1997            1996            1995
Years ended December 31                                                   $M              $m              $m
------------------------------------------------------------------------------------------------------------
CURRENTLY PAYABLE:
U.S.                                                                       34            171              82
Non-U.S.                                                                  429            214             224
------------------------------------------------------------------------------------------------------------
                                                                          463            385             306
------------------------------------------------------------------------------------------------------------
DEFERRED:
U.S.                                                                      (46)          (100)             19
Non-U.S.                                                                 (272)            (9)             72
------------------------------------------------------------------------------------------------------------
                                                                         (318)          (109)             91
------------------------------------------------------------------------------------------------------------
                                                                          145            276             397
------------------------------------------------------------------------------------------------------------

Differences between the company's effective tax rate and the U.S. statutory tax rate were as follows:

                                                                        1997            1996            1995
Percent of pretax income                                                   %               %               %
------------------------------------------------------------------------------------------------------------
Statutory tax rate                                                        35.0           35.0           35.0
Lower rates in other jurisdictions, net                                  (10.9)          (3.9)          (6.3)
Goodwill amortization and other non-deductible expenses                    6.7            4.2            6.9
All other, net                                                             0.2           (2.3)          (0.6)
------------------------------------------------------------------------------------------------------------
                                                                          31.0           33.0           35.0
------------------------------------------------------------------------------------------------------------

The lower rates in other jurisdictions are principally attributable to manufacturing operations in jurisdictions subject to more favorable tax rates. Additionally, certain nonrecurring charges were incurred in jurisdictions with higher tax rates.

PHARMACIA & UPJOHN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar amounts in millions, except per-share data

Deferred income taxes are in the consolidated balance sheets as follows:

                                         1997       1997        1996      1996
                                        ASSETS   LIABILITIES   Assets   Liabilities
December 31                               $M         $m          $m         $m
------------------------------------------------------------------------------------
Current                                   335          3         326         30
Noncurrent                                382        362         232        494
------------------------------------------------------------------------------------
COMPONENTS OF DEFERRED TAXES WERE:
Property, plant and equipment               -        277           -        261
Inventory                                 185          -         158          -
Compensation and benefit plans            174         60         189         79
Swedish tax deferrals                       -         62           -        162
Tax loss and tax credit carryforwards     167          -         120          -
Environmental and product liabilities     107          -         102          -
Restructuring accruals                    107          -          74          -
Tax on unremitted earnings                  -        121           -        122
All other                                 293        124         172         87
------------------------------------------------------------------------------------
Subtotal                                1,033        644         815        711
Valuation allowances                      (37)                   (70)
------------------------------------------------------------------------------------
Total deferred taxes                      996        644         745        711
------------------------------------------------------------------------------------
Net deferred tax assets                   352                     34
------------------------------------------------------------------------------------

Valuation allowances have been provided for certain deferred tax assets that are not likely to be realized. Tax loss carryforwards of $99 have various expiration dates through 2011. At December 31, 1997, undistributed earnings of subsidiaries considered permanently invested, for which deferred income taxes have not been provided, were approximately $3,000.

5. GAIN ON SALE OF MAJORITY INTEREST IN SUBSIDIARY

In December 1996, the company completed the sale of a portion of its holdings in its wholly-owned subsidiary, Biacore International AB (formerly Biosensor), through an initial public offering, reducing the company's ownership to 41 percent. The investment in Biacore, previously consolidated, is now accounted for using the equity method. Biacore develops, manufactures, and markets advanced scientific instruments employing affinity-based biosensor technology.

       The global offering included 5.75 million total shares (or American Depository Shares) at $16 per share. Of the total shares, 1.5 million were newly issued and 4.25 million were sold by the company. The sale generated net proceeds to the company of $57 and a gain of $55. The gain is composed of an $8 gain on the issuance of new shares and a $47 gain on the sale of existing shares.

6. BIOTECH MERGER

In August 1997, the company merged its biotechnology supply business, Pharmacia Biotech, with Amersham Life Science, a division of Amersham International plc, in a noncash transaction that did not result in the recognition of a gain or loss. The merger created a new company, Amersham Pharmacia Biotech Ltd. Pharmacia & Upjohn owns 45 percent of the new company which is accounted for using the equity method. In 1997, the company recorded $79 in charges related to the Biotech merger and subsequent restructuring of the new company. Of this total, $36 consisted of transaction costs to effect the merger and a write-off of certain acquired research and development costs. The related caption on the consolidated statement of earnings includes these charges as well as the company's portion of Amersham Pharmacia Biotech's earnings and losses since the merger.

7. EARNINGS PER COMMON SHARE

The company adopted SFAS No. 128, "Earnings Per Share," in 1997. This new accounting pronouncement eliminates the measure of performance called "primary" earnings per share and replaces it with "basic" earnings per share. The essential difference between the two calculations is that the dilutive effects of stock options outstanding are not considered in the basic computation. As a result, basic earnings per share tends to be slightly higher than primary. All prior periods have been restated. The pronouncement also changed the measure previously reported as "fully diluted" earnings per share to "diluted" earnings per share. The computational differences between them are minor and no restatement of prior periods was necessary.

       Basic earnings per share is computed by dividing net earnings available to holders of common stock by the weighted average number of shares of common

                                                             ANNUAL REPORT 1997

stock outstanding. Diluted earnings per share is computed assuming the exercising of all stock options that are profitable to the recipients, conversion of all preferred stock, and the issuance of stock as incentive compensation to certain employees. Under these assumptions, the weighted average number of common shares outstanding is increased accordingly, and net earnings is reduced by an incremental contribution to the Employee Stock Ownership Plan (ESOP). This contribution is the after-tax difference between the income the ESOP would have received from the preferred stock and the assumed dividend yield to be earned on the common shares.

The following table reconciles the numerators and denominators of the basic and diluted earnings per share (EPS) computations:

                                                  1997        1997         1996        1996          1995         1995
                                                  BASIC      DILUTED       Basic      Diluted        Basic      Diluted
Years ended December 31                            $M          $M           $m          $m            $m          $m
----------------------------------------------------------------------------------------------------------------------
EPS NUMERATOR:
Net earnings                                       323         323           562         562           739         739
Less: Preferred stock dividends, net of tax        (13)          -           (13)          -           (13)          -
Less: ESOP contribution, net of tax                  -          (5)            -          (5)            -          (5)
----------------------------------------------------------------------------------------------------------------------
Income available to common shareholders            310         318           549         557           726         734
----------------------------------------------------------------------------------------------------------------------

EPS DENOMINATOR:
Average common shares outstanding                  508         508           508         508           505         505
Effect of dilutive securities:
     Stock options                                   -           2             -           4             -           5
     Convertible preferred stock
       and incentive compensation                    -          11             -          11             -          11
----------------------------------------------------------------------------------------------------------------------
Total shares                                       508         521           508         523           505         521
----------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE                                $.61        $.61         $1.08       $1.07         $1.44       $1.41
----------------------------------------------------------------------------------------------------------------------

8. INVENTORIES

                                                                                                     1997        1996
December 31                                                                                           $M          $m
----------------------------------------------------------------------------------------------------------------------
ESTIMATED REPLACEMENT COST (FIFO BASIS):
Pharmaceutical and other finished products                                                             500         437
Raw materials, supplies and work in process                                                            618         726
----------------------------------------------------------------------------------------------------------------------
                                                                                                     1,118       1,163
Less reduction to LIFO cost                                                                           (160)       (151)
----------------------------------------------------------------------------------------------------------------------
Inventories                                                                                            958       1,012
----------------------------------------------------------------------------------------------------------------------

Inventories valued on the LIFO method had an estimated replacement cost (FIFO basis) of $416 at December 31, 1997, and $410 at December 31, 1996.

PHARMACIA & UPJOHN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar amounts in millions, except per-share data

9. INVESTMENTS

                                                    1997      1996
December 31                                          $M        $m
------------------------------------------------------------------
SHORT-TERM INVESTMENTS:
AVAILABLE-FOR-SALE:
Kingdom of Sweden debt instruments                  267        503
Government of Italy debt instruments                 30         47
Government of Belgium debt instruments               10          -
Government of Norway debt instruments                48          -
Mortgage certificates of deposit                     61         39
Corporate commercial paper                           31         34
Other                                                81         16
------------------------------------------------------------------
                                                    528        639
Held-to-maturity                                     11         57
------------------------------------------------------------------
                                                    539        696
------------------------------------------------------------------

At December 31, 1997 and 1996, unrealized holding gains of $1 and $6, respectively, were recorded in shareholders' equity related to short-term investment securities classified above as Kingdom of Sweden debt instruments. Short-term investments classified as held-to-maturity consist primarily of bank certificates of deposit with amortized cost approximating fair market value.

                                                                                    Unrealized  Carrying
                                                                           Cost        Gains     Value
Long-term investments                                                       $m          $m        $m
--------------------------------------------------------------------------------------------------------
December 31, 1997:
AVAILABLE-FOR-SALE:
Equity securities                                                           52          77        129
Mortgage-backed securities - guaranteed by the U.S. Government             179           4        183
Other                                                                        3           -          3
--------------------------------------------------------------------------------------------------------
                                                                           234          81        315
Held-to-maturity                                                                                  219
--------------------------------------------------------------------------------------------------------
                                                                                                  534
--------------------------------------------------------------------------------------------------------
December 31, 1996:

AVAILABLE-FOR-SALE:
Equity securities                                                           31          16         47
Mortgage-backed securities - guaranteed by the U.S. Government             210           2        212
Other                                                                        3           -          3
--------------------------------------------------------------------------------------------------------
                                                                           244          18        262
Held-to-maturity                                                                                  250
--------------------------------------------------------------------------------------------------------
                                                                                                  512
--------------------------------------------------------------------------------------------------------

     The total of unrealized gains (net of deferred taxes) included in other shareholders' equity amounted to $53 at December 31, 1997, compared to $18 and $31 at December 31, 1996 and 1995, respectively.

     During 1997 and 1996, the company sold debt securities in the held-to-maturity category for the amortized cost of $25 and $70, respectively. Because these sales were initiated through the call option of the issuer, which effectively accelerates the maturity date of the security, no gain or loss was realized. No sales of held-to-maturity securities occurred in 1995.

     The proceeds realized from the sale of available-for-sale short-term debt securities were $939 and $1,128 for 1997 and 1996, respectively. Profits realized on these sales are recorded as interest income and amounted to $1 and $3 in 1997 and 1996, respectively.

     The proceeds realized from the sale of available-for-sale equity securities amounted to $4, $123 and $9 during 1997, 1996 and 1995, respectively. Based on original cost, gains of $3, $49 and $4 were realized on these sales, respectively.

                                                             ANNUAL REPORT 1997

Long-term investments held to maturity are summarized as follows:                            1997         1997     1996        1996
                                                                                             FAIR    AMORTIZED     Fair   Amortized
                                                                                            VALUE         COST    value        cost
December 31                                                                                    $M           $M       $m          $m
-----------------------------------------------------------------------------------------------------------------------------------
Guaranteed by the U.S. Government                                                              92         83        91         88
Commonwealth of Puerto Rico debt instruments                                                   73         71        84         82
BANK OBLIGATIONS:
     Certificates of deposit                                                                   15         15        30         30
     Other                                                                                     51         50        51         50
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              231        219       256        250
-----------------------------------------------------------------------------------------------------------------------------------

At December 31, 1997, long-term mortgage-backed securities available for sale had scheduled maturities ranging from 2001 to 2024. Scheduled maturities of long-term securities to be held to maturity were as follows:

                                                     FAIR       AMORTIZED
                                                    VALUE            COST
                                                       $M              $M
-------------------------------------------------------------------------
One to five years                                    168             162
Six to ten years                                      51              46
After ten years                                       12              11
-------------------------------------------------------------------------
                                                     231             219
-------------------------------------------------------------------------

10. PROPERTIES, NET

                                                      1997           1996
December 31                                            $M              $m
-------------------------------------------------------------------------
Land                                                     92           118
Buildings and improvements                            1,897         2,043
Equipment                                             3,037         3,375
Construction in process                                 794           725
Less allowance for depreciation                      (2,514)       (2,659)
-------------------------------------------------------------------------
Properties, net                                       3,306         3,602
-------------------------------------------------------------------------


11. LINES OF CREDIT AND LONG-TERM DEBT

The company has a borrowing facility amounting to $500 available through the year 2004 to support commercial paper borrowings and for other corporate purposes. This facility does not require compensating balances but is subject to various fees. The company also has uncommitted lines of credit amounting to $146 available with various international banks. All lines of credit were unused at December 31, 1997.

Long-term debt consisted of the following:

                                                      1997       1996
December 31                                             $M         $m
-------------------------------------------------------------------------
3.78% Industrial Revenue Bonds due 2008                  6         16
7.5% Industrial Revenue Bonds due 2023                  40         40
5.35-7.95% Medium-Term Notes due 1998-1999             238        266
5.875% Notes due 2000                                  200        200
2.05-11.85% Italian Government Loans due 1998-2004      54         75
Other                                                   28         14
Current maturities                                    (172)       (44)
-------------------------------------------------------------------------
Total long-term debt                                   394        567
-------------------------------------------------------------------------

Current maturities of long-term debt are included with short-term debt in the consolidated balance sheets. Annual aggregate maturities of long-term debt during the next five years are: 1998 - $172; 1999 - $89; 2000 - $202; 2001 -
$23; and 2002 - $7.

PHARMACIA & UPJOHN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar amounts in millions, except per-share data


The company has guaranteed $275 original principal amount of ESOP 9.79% notes due in 2004. Principal payments that began in 1995 cause the recognition of compensation expense (see Note 18). Annual aggregate maturities of guaranteed debt during the five years subsequent to 1997 are: 1998 - $16; 1999 - $22; 2000 - $28; 2001 - $35; and 2002 - $44.

Information regarding interest expense and weighted average interest rates follows:

                                                                                            1997        1996         1995
Years ended December 31                                                                       $M          $m           $m
-------------------------------------------------------------------------------------------------------------------------
Interest cost incurred                                                                        64          89          122
Less: Capitalized on construction                                                            (31)        (33)         (28)
-------------------------------------------------------------------------------------------------------------------------
Interest expense                                                                              33          56           94
-------------------------------------------------------------------------------------------------------------------------
Weighted average interest rate on short-term borrowings at end of period                    7.27%       5.99%        9.63%
-------------------------------------------------------------------------------------------------------------------------

12. COMMITMENTS AND OTHER CONTINGENT LIABILITIES

     Future minimum payments under noncancelable operating leases at December 31, 1997, approximately 65 percent real estate and 35 percent equipment, are as follows: 1998 - $70; 1999 - $50; 2000 - $29; 2001 - $18;
2002 - $14; and later years - $58.

     Capital asset spending approved for construction and equipment but unexpended at December 31, 1997, was approximately $424.

     The consolidated balance sheets also include accruals for estimated product, litigation, and environmental liabilities. The latter includes exposures related to discontinued operations, including the industrial chemical facility, and several sites which, under the Comprehensive Environmental Response, Compensation, and Liability Act, are commonly known as Superfund sites (see Note 13). The company's ultimate liability in connection with those sites depends on many factors, including the number of other responsible parties and their financial viability and the remediation methods and technology to be used. Actual costs to be incurred may vary from the estimates given inherent uncertainties in evaluating environmental exposures.

     With regard to the company's discontinued industrial chemical facility in North Haven, Connecticut, as the corrective action process progresses, it may become appropriate to reevaluate the existing reserves designated for remediation in light of changing circumstances. It is at least reasonably possible a material increase in accrued liabilities will be required but it is not possible to determine what, if any, exposure exists at this time.

13. LITIGATION

     The company is involved in a number of legal and environmental proceedings. These include a substantial number of product liability suits claiming damages as a result of the use of the company's products, including a number of cases involving HALCION, and administrative and judicial proceedings at approximately 50 "Superfund" sites.

     While it is not possible to predict or determine the outcome of legal actions brought against the company, or the ultimate cost of environmental matters, the company continues to believe that the unaccrued costs and liabilities associated with such matters will not have a material adverse effect on the company's consolidated financial position, and unless there is a significant deviation from the historical pattern of resolution of these issues, there should not be a material adverse effect on the company's results of operations or liquidity.

     The company is a party along with a number of other defendants (both manufacturers and wholesalers) in several federal civil antitrust lawsuits, some of which have been consolidated and transferred to the Federal District Court for the Northern District of Illinois. These suits, brought by independent pharmacies and chains, generally allege unlawful conspiracy, price discrimination and price fixing and, in some cases, unfair competition, and specifically allege that the company and the other named defendants violated the following: (1) the Robinson-Patman Act by giving substantial discounts to hospitals, nursing homes, mail-order pharmacies and health maintenance organizations ("HMOs") without offering the same discounts to retail drugstores, and (2) Section I of the Sherman Antitrust Act by entering into illegal vertical combination with other manufacturers and wholesalers to restrict certain discounts and rebates so they benefited only favored customers. The Federal District Court for the Northern District of Illinois certified a national class of retail pharmacies in November 1994. Similar actions by proposed retailer classes have been filed in the state courts of Alabama, California, Minnesota, Mississippi, and Wisconsin. The California and Wisconsin courts have certified retailer classes. Motions to certify are pending in Alabama and Minnesota. The suits seek treble damages and an injunction prohibiting the alleged illegal practices. Fourteen of the twenty-four pharmaceutical company defendants (not including the company) have reached settlement agreements with the plaintiffs in the class action pending in the Northern District of Illinois for amounts ranging from $10 to $60. These settlements were approved by the court in 1996.

     Actions have been filed in 14 states and the District of Columbia on behalf of proposed consumer classes seeking damages based on the same alleged conduct. The courts in California and

                                                             ANNUAL REPORT 1997

the District of Columbia have certified the proposed consumer classes. After removal, the Federal District Court denied certification of a proposed Alabama consumer class, but a similar action was later remanded to the state court where it is pending. The state courts in Maine, Michigan, and Minnesota denied certification of a consumer class, and plaintiffs appeals are pending. The state courts in Colorado, New York, and Washington dismissed complaints on behalf of proposed consumer classes. Plaintiffs appealed the dismissal in Washington and New York, and those appeals are pending. Similar actions by proposed consumer classes are pending in the state courts of Arizona, Florida, Kansas, North Carolina, Tennessee, and Wisconsin. The U.S. Federal Trade Commission has instituted an inquiry into whether pharmaceutical companies, including the company, may have violated federal antitrust laws in connection with establishing prices and rebates.

     The company believes that any potential liability above amounts accrued will not have a material adverse effect on the company's consolidated financial position or the company's results of operations or liquidity.

14. CURRENCY RISK MANAGEMENT

The company is exposed to currency exchange rate fluctuations related to certain intercompany and third-party transactions, primarily intercompany sales from Sweden and Italy to other European countries, the U.S. and Japan. The company's exposure and related hedging program are managed centrally by the corporate treasury group, using forward exchange contracts and currency options to hedge a portion of both net recorded currency transaction exposures on the balance sheet as well as net anticipated currency transactions. The company does not hold or issue financial instruments for trading purposes.

     The company's program to hedge net anticipated currency transaction exposures is designed to protect cash flows from potentially adverse effects of exchange rate fluctuations. At December 31, 1997, the contract amount of the company's outstanding contracts used to hedge net transaction exposure was $649. Of these contracts, 30 percent were denominated in Japanese yen, 8 percent were denominated in German marks, and 18 percent were denominated in mainly other European currencies all against Swedish kronor; 12 percent were denominated in various currencies, mainly Japanese yen and U.S. dollars, against Italian lira; and 32 percent in various currencies, mainly European currencies and Japanese yen, against U.S. dollars.

     Gains and losses on hedges of intercompany loans and deposits offset the currency exchange gains and losses of the underlying loans and deposits.
At December 31, 1997, the contract amount of forward exchange contracts held for the balance sheet financial exposure hedging program was $661. Of these contracts, 55 percent were denominated in U.S. dollars against European currencies; 17 percent were denominated in U.S. dollars against Japanese yen; 20 percent were denominated in Swedish kronor against various European currencies; and 8 percent were denominated in various other currencies against Swedish kronor and U.S. dollars.

     Because the contract amounts are stated as notional amounts, the amount of contracts disclosed above is not a direct measure of the exposure of the company through its use of derivatives. These contracts generally have maturities that do not exceed twelve months and require the company to exchange currencies at agreed upon rates at maturity. The counterparties to the contracts consist of a limited number of major international financial institutions. The company does not expect any losses from credit exposure.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the company's financial instruments were as follows:


                                                  1997           1997           1996          1996
                                              CARRYING           FAIR       Carrying          Fair
                                                AMOUNT          VALUE         amount         value
December 31                                         $M             $M             $m            $m
--------------------------------------------------------------------------------------------------
FINANCIAL ASSETS:
    Short-term investments                        539            539            696           696
    Long-term investments                         534            546            512           518
    Forward currency exchange contracts
      Hedges of loans and deposits                 14             14              7             6
      Hedges of anticipated transactions           10             10             10            10

FINANCIAL LIABILITIES:
    Short-term debt                               401            401            235           235
    Long-term debt                                394            394            567           568
    Guaranteed ESOP debt                          240            322            256           295
--------------------------------------------------------------------------------------------------

PHARMACIA & UPJOHN

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

16. CONCENTRATIONS OF CREDIT RISK

The company invests excess cash in deposits with major banks throughout the world and in high quality short-term liquid debt instruments. Such investments are made only in instruments issued or enhanced by high quality institutions. Financial instruments which potentially subject the company to concentrations of credit risk consist principally of short-term investments in instruments issued by the Kingdom of Sweden; otherwise, amounts invested in a single institution are limited to minimize risk. The company has not incurred losses related to these investments.

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

COMMON STOCK - The number of common shares outstanding at December 31, 1997, 1996 and 1995 was 507,234,696, 508,283,260 and 506,625,800, respectively.

     On a per-share basis, dividends were declared on common stock at a rate of $1.08 in 1997 and 1996. Dividends payable were $137 and $138 at December 31, 1997 and 1996, respectively.

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

ESOP-RELATED ACCOUNTS - The company holds a note receivable from the ESOP Trust that matures on February 1, 2005; bears interest at 6.25 percent; and may be added to or repaid, in whole or in part, at any time. Accrued interest at the end of any calendar year shall be added to the note principal. At December 31, 1997, the note principal balance was $48. Also, upon recognition of the company's guarantee of the debt of the ESOP Trust, an offsetting charge was made to shareholders' equity. As guaranteed debt is repaid, this account balance diminishes correspondingly (see Notes 11 and 18). Also, to the extent the company recognizes expense more rapidly than the corresponding cash contributions are made to the Trust, this account is reduced. The balance in this account at December 31, 1997, was $212.

CURRENCY TRANSLATION ADJUSTMENTS - This account includes all adjustments that arise from translating the financial statements of non-U.S. subsidiaries from local currencies into U.S. dollars (see Note 1).

OTHER SHAREHOLDERS' EQUITY - At December 31, 1997, other shareholders' equity is comprised of net unrealized gains (net of deferred taxes) relating to investments categorized as available-for-sale and marked-to-market of $53 and treasury stock of $48. The number of treasury shares acquired in 1997, net of shares issued for stock options, dividend reinvestment, and employee benefit plans, was 1,195,388.

SHAREHOLDER PROTECTION RIGHTS PLAN - In February 1997, the board of directors approved a shareholder protection rights plan, declaring a dividend of one right for each share of the company's common stock outstanding on or after March 7, 1997. Exercisable 10 days after any person or group acquires 15 percent or more or commences a tender offer for 15 percent or more of the company's common stock, the rights entitle holders to effectively purchase a specified amount of the company's common stock at an exercise price equal to half of its market value. The rights are redeemable for $.01 per right and have a life of 10 years, unless redeemed earlier by the company. In lieu of cash payment, the company has the option to exchange stock for rights unless the acquiring person acquires more than 50 percent of the company's common stock.

18. EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

The ESOP is a funding vehicle for the Employee Savings Plan covering certain U.S. employees. As the ESOP Trust makes debt principal and interest payments, a proportionate amount of preferred stock is released for allocation to plan

                                                     ANNUAL REPORT 1997

participants. The preferred shares are allocated to participants' accounts based upon their respective savings plan contributions and the dividends earned on their previously allocated preferred shares. As of December 31, 1997, 1,647 preferred shares had been released and allocated; 324 shares were released but unallocated; and 5,025 shares remained unreleased, of which 39 shares are committed to be released.

     Under the agreement whereby the company guaranteed third-party debt of the ESOP trust, the company is obligated to provide sufficient cash annually to the Trust to enable it to make required principal and interest payments.
The company satisfies this annual cash flow requirement through payment of dividends on all preferred shares outstanding, loans and cash contributions. The company has fully and unconditionally guaranteed the ESOP Trust's payment obligations whether at maturity, upon redemption, upon declaration of acceleration, or otherwise. The holders of the debt securities have no recourse against the assets of the ESOP Trust except in the event that the Trust defaults on payments due and the company also fails to make such payments. In that event, the holders may have recourse against unallocated funds held by the Trust. At December 31, 1997, assets of the ESOP trust consisted primarily of $282 of Pharmacia & Upjohn Company Series A Convertible Perpetual Preferred Stock.

    ESOP expense is determined by a formula that apportions debt service to each year of the plan based on shares allocated to participants and deducts dividends paid on all preferred stock held by the trust.

Key measures of the ESOP were:

                                           1997     1996     1995
Years ended December 31                      $M       $m       $m
-----------------------------------------------------------------
Interest expense of ESOP Trust              28       28       29
Dividend income of ESOP Trust               18       18       18
Company contribution to ESOP Trust          12       16        8
Company ESOP expense (net)                  14       14       14
-----------------------------------------------------------------

19. STOCK COMPENSATION

Incentive and nonqualified stock options are granted to certain employees. Options granted prior to October 28, 1997 have a ten-year term and are exercisable after one year of service following grant. Options granted on and after that date vest at the end of three years or vest pro rata over three years. All options have an exercise price equal to the market value of the underlying stock at date of grant. Since the company has elected the disclosure-only option under SFAS No. 123 and continues to account for stock options per the terms of APB No. 25, no compensation expense is recognized in earnings.

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

Information concerning option activity and balances follows:

                                                              Weighted
                                                               average             Number
                                                        exercise price          of shares
                                                             per share              (000)
-----------------------------------------------------------------------------------------
Balance outstanding, January 1, 1995                           $23.63             14,298
Granted                                                         24.00              2,559
Exercised                                                       22.13             (4,076)
Canceled                                                        26.18               (210)
-----------------------------------------------------------------------------------------
Balance outstanding, December 31, 1995                          24.32             12,571
Granted                                                         38.26              3,585
Exercised                                                       24.49             (4,146)
Canceled                                                        35.17                (77)
-----------------------------------------------------------------------------------------
Balance outstanding, December 31, 1996                          28.50             11,933
Granted                                                         37.04              4,444
Exercised                                                       24.07             (1,526)
Canceled                                                        38.27               (179)
-----------------------------------------------------------------------------------------
Balance outstanding, December 31, 1997                         $31.43             14,672
-----------------------------------------------------------------------------------------


PHARMACIA & UPJOHN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar amounts in millions, except per-share data

                                                               Weighted           Weighted
                                                                average            average            Number
Composition of the December 31, 1997 balance:                 remaining     exercise price         of shares
Options having a per-share exercise price of:                      life          per share             (000)
============================================================================================================
$19.44 - 19.99                                               5.73 years            $19.62              1,073
$20.00 - 29.99                                               4.50 years             25.18              5,648
$30.00 - 39.99                                               8.39 years             37.22              7,577
$40.00 - 43.81                                               5.29 years             42.15                374
------------------------------------------------------------------------------------------------------------
                                                                                                      14,672
Less non-exercisable options                                 9.23 years             37.09              3,982
------------------------------------------------------------------------------------------------------------
Exercisable options                                                                $29.32             10,690
------------------------------------------------------------------------------------------------------------

Had the company elected to measure stock compensation using the fair value of the awards at grant date under the provisions of SFAS No. 123, the company's net income and earnings per share would have been reduced by approximately $24 or $.05 per share for 1997, $25 or $.05 per share for 1996, and $13 or $.03 per share for 1995. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 1997, 1996 and 1995, respectively: dividend yield of 2.83, 2.8 and 2.6 percent; volatility of 21 percent for all years; risk-free interest rate of 5.45, 5.4 and 7.33 percent; and an expected life of 5.3, 5.5 and 5.5 years.

20. RETIREMENT BENEFITS

The company has various pension plans covering substantially all employees. Benefits provided under the defined benefit pension plans are primarily based on years of service and the employee's compensation. The following table summarizes the funded status of the material defined benefit plans:

                                                                          1997             1997             1996          1996
                                                                        ASSETS      ACCUMULATED           Assets   Accumulated
                                                                        EXCEED         BENEFITS           exceed      benefits
                                                                   ACCUMULATED           EXCEED      accumulated        exceed
                                                                      BENEFITS           ASSETS         benefits        assets
December 31                                                                 $M               $M               $m            $m
------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                            788              302              700           303
------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                            1,033              361              892           374
Plan assets at fair value                                               1,309               78            1,163            84
------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) projected benefit obligation         276             (283)             271          (290)
Unrecognized net (gains) losses                                          (78)               74              (44)           66
Unamortized net transition amount                                        (61)                5              (72)            6
Unrecognized prior service cost                                            33                -               33             2
------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                                            170             (204)             188          (216)
------------------------------------------------------------------------------------------------------------------------------


ACTUARIAL ASSUMPTIONS:
U.S.
     Discount rate                                                                        7.25%                           7.5%
     Salary growth rate                                                              4.0 - 5.5%                     4.0 - 5.5%
     Return on plan assets                                                           9.0 - 9.5%                     9.0 - 9.5%
Non-U.S.
     Discount rate                                                                   4.5 - 7.5%                     5.0 - 9.5%
     Salary growth rate                                                              2.5 - 5.5%                     3.5 - 8.0%
     Return on plan assets                                                          4.75 - 9.5%                   4.75 - 10.0%
------------------------------------------------------------------------------------------------------------------------------

The assets of the U.S. plans, which comprise the majority of the combined plan assets, are invested approximately two-thirds in equity securities. Fair value is determined principally by reference to publicly quoted year-end prices.

                                                            ANNUAL REPORT 1997

        The principal pension obligations outside the U.S. are the defined benefit plans which cover essentially all employees in the company's Swedish operations. These plans (Swedish FPG/PRI pensions) form part of a Swedish multi-employer pension plan which is centrally administered. The level of benefits and actuarial assumptions are established jointly for all plans, and cannot unilaterally be changed by the company.

     The consolidated net pension expense amounts reflected below are exclusive of curtailments, settlements, and termination benefit costs associated with the restructuring. Net charges of $5 and $25 before tax were recorded in 1997 and 1996, respectively, for these amounts and were included in restructuring costs.

                                                      1997        1996        1995
Years ended December 31                                 $M          $m          $m
----------------------------------------------------------------------------------
Service cost - benefits earned during the year          52          55          43
Interest cost on projected benefit obligation           90          88          80
Actual return on plan assets                          (207)       (161)       (231)
Net amortization and deferral                          104          59         133
----------------------------------------------------------------------------------
Net pension expense                                     39          41          25
----------------------------------------------------------------------------------

21. OTHER POSTRETIREMENT BENEFITS

The company provides nonpension benefits to eligible retirees and their dependents, primarily in the form of medical and dental benefits.
The following table summarizes the funded status of these plans operating principally in the U.S.:

                                                                  1997        1996
December 31                                                         $M          $m
----------------------------------------------------------------------------------
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATION:
Retirees                                                           200         183
Fully eligible active participants                                  11          10
Other active participants                                          182         173
----------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                      393         366
Plan assets at fair value                                          170         142
----------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
  in excess of plan assets                                         223         224
Unrecognized net gains                                              74          67
Unrecognized prior service cost                                     40          46
----------------------------------------------------------------------------------
Accrued postretirement benefit cost                                337         337
----------------------------------------------------------------------------------

ACTUARIAL ASSUMPTIONS:
Discount rate                                                     7.25%       7.50%
Return on plan assets                                             9.50%       9.50%
Weighted average health care cost trend rates:
    Initially                                                     6.33%       6.80%
    Trending down to                                              5.00%       5.25%

----------------------------------------------------------------------------------

The plan assets are presently invested in long-term securities. The fair value was established by the trustee of the fund.

The composition of expense for the postretirement benefit plan is as follows:

                                                      1997        1996        1995
Years ended December 31                                 $M          $m          $m
----------------------------------------------------------------------------------
Service cost                                            9          10           9
Interest cost                                          26          26          27
Actual return on plan assets                          (27)        (14)        (18)
Net amortization and deferral                          10          (1)          5
----------------------------------------------------------------------------------
                                                       18          21          23
Curtailment gain                                        -         (24)          -
----------------------------------------------------------------------------------
Net postretirement benefit cost                        18          (3)         23
----------------------------------------------------------------------------------

PHARMACIA & UPJOHN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar amounts in millions, except per-share data


The assumption concerning health care cost trend rate has a significant effect on the amounts reported. For example, increasing the rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997, by approximately $51 and the total of service and interest cost components of net postretirement benefit cost for the year then ended by approximately $6.

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

                                                        1997                1996               1995
Geographic areas for years ended December 31              $M                  $m                 $m
----------------------------------------------------------------------------------------------------
SALES TO CUSTOMERS (INCLUDES EXPORTS):
United States                                          2,124               2,318               2,205
Sweden                                                   806                 743                 644
Other Europe                                           2,363               2,697               2,656
Japan and Pacific                                        899               1,051               1,048
Other                                                    394                 367                 396
----------------------------------------------------------------------------------------------------
INTERAREA TRANSFERS FROM:
United States                                            216                 348                 569
Sweden                                                   978                 999               1,012
Other Europe                                             587                 969                 635
Japan and Pacific                                          9                  16                  21
Other                                                     31                  22                  21
Eliminations                                          (1,821)             (2,354)             (2,258)
----------------------------------------------------------------------------------------------------
                                                       6,586               7,176               6,949
----------------------------------------------------------------------------------------------------

EARNINGS FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES:
United States                                             13                  56                 399
Sweden                                                   339                 320                 301
Other Europe                                             153                 408                 308
Japan and Pacific                                        (76)                 21                  89
Other                                                     39                  33                  39
----------------------------------------------------------------------------------------------------
                                                         468                 838               1,136
----------------------------------------------------------------------------------------------------

IDENTIFIABLE ASSETS, DECEMBER 31:
United States                                          3,618               3,904               4,292
Sweden                                                 2,990               3,792               3,315
Other Europe                                           2,595               2,356               2,809
Japan and Pacific                                        847                 866                 801
Other                                                    330                 255                 244
----------------------------------------------------------------------------------------------------
                                                      10,380              11,173              11,461
----------------------------------------------------------------------------------------------------

                                                            ANNUAL REPORT 1997


Seven-year summary of operations
--------------------------------------------------------------------------------------------------------------------------------


Years ended December 31
U.S. dollar amounts in millions, except               1997        1996         1995      1994      1993       1992          1991
per-share data                                          $M          $m           $m        $m        $m         $m            $m
--------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                            6,586       7,176        6,949     6,704     6,507      5,910         5,292
Other revenue                                          124         110          146       119        54         28            22
--------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                    6,710       7,286        7,095     6,823     6,561      5,938         5,314
--------------------------------------------------------------------------------------------------------------------------------
Cost of products sold                                2,049       2,116        1,967     1,877     1,822      1,623         1,415
Research and development                             1,217       1,266        1,254     1,163     1,144        940           785
Marketing, administrative and other                  2,665       2,642        2,617     2,583     2,596      2,393         2,183
Biotech merger and restructruing costs                  73           -            -         -         -          -             -
Restructuring charges                                  316         518          104        20       269         46            58
Merger costs                                             -          67          138         -         -          -             -
--------------------------------------------------------------------------------------------------------------------------------
Operating costs and expenses                         6,320       6,609        6,080     5,643     5,831      5,002         4,441
--------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                       390         677        1,015     1,180       730        936           873
Interest income                                        110         159          216       157       227        248           166
Interest expense                                      (33)        (56)          (94)     (112   )  (183)      (136)         (119)
Gain on sale of subsidiary stock                         -          55            -         -         -          -             -
All other, net                                           1           3           (1)       46         4       (101)          (10)
--------------------------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING
     OPERATIONS BEFORE INCOME TAXES                    468         838        1,136     1,271       778        947           910
Provision for income taxes                             145         276          397       438       217        243           307
--------------------------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                    323         562          739       833       561        704           603
Discontinued operations, net                             -           -            -         2        46       (129)          164
Cumulative effect of accounting changes
     (net of tax)                                        -           -            -         -      (19)       (224)            -
--------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                           323         562          739       835       588        351           767
--------------------------------------------------------------------------------------------------------------------------------
Dividends on preferred stock (net of tax)               13          13           13        12        12         12            12
--------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS ON COMMON STOCK                           310         549          726       823       576        339           755
                                                  ==============================================================================
Net earnings per common share:
Diluted                                               $.61       $1.07        $1.41     $1.60     $1.13       $.67         $1.46
--------------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
Cash and cash equivalents                              775         641          841       652       393        373           544
Short-term investments                                 539         696          974     1,134       447      1,176           670
Trade accounts receivable, net                       1,303       1,705        1,535     1,480     1,416      1,272         1,109
Inventories                                            958       1,012          976       887       833        728           735
Other current assets                                   752         841          648       652       559        436           480
--------------------------------------------------------------------------------------------------------------------------------
Current assets                                       4,327       4,895        4,974     4,805     3,648      3,985         3,538
Net assets of discontinued operations                    -           -            -         -       278      1,989         2,644
Properties                                           3,306       3,602        3,393     3,074     2,906      2,517         2,495
Goodwill and other intangible  assets, net           1,215       1,522        1,722     1,795     1,843      1,556         1,813
Other noncurrent assets                              1,532       1,154        1,372     1,273     1,220        826           855
--------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                        10,380      11,173       11,461    10,947     9,895     10,873        11,345
                                                  ==============================================================================
Short-term debt, including current
     maturities of long-term debt                      401         235          524       766       769        500           216
Other current liabilities                            2,287       2,268        2,116     2,110     2,001      2,077         1,572
Long-term debt and ESOP debt                           634         823          870       953       950        739           919
Other noncurrent liabilities                         1,520       1,606        1,564     1,508     1,411      1,158           949
Shareholders' equity                                 5,538       6,241        6,387     5,610     4,764      6,399         7,689
--------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          10,380      11,173       11,461    10,947     9,895     10,873        11,345
                                                  ==============================================================================

PHARMACIA & UPJOHN

QUARTERLY DATA
------------------------------------------------------------------------------------------------------------------------
                                                                   FIRST        SECOND             THIRD          FOURTH
1997 (unaudited)                                                 QUARTER       QUARTER           QUARTER          QUARTER
U.S. dollar amounts in millions, except per-share data               $M            $M                $M               $M
------------------------------------------------------------------------------------------------------------------------
Net sales                                                         1,635         1,703             1,551            1,697
Other revenue                                                        27            35                36               26
------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                 1,662         1,738             1,587            1,723
Cost of products sold                                               503           550               476              520
Research and development                                            283           281               268              385
Marketing, administrative and other                                 602           652               585              826
Biotech merger and restructuring costs                                -             -                31               42
Restructuring charges                                                 -             -               125              191
------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                                             274           255               102             (241)
Interest income                                                      29            25                26               30
Interest expense                                                     (7)          (11)               (6)              (9)
All other, net                                                       (2)            1                (2)               4
------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES                                 294           270               120             (216)
Provision for income taxes                                          100            92                41              (88)
------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                                 194           178                79             (128)
                                                                  ======================================================
NET EARNINGS (LOSS) PER COMMON SHARE:
Basic                                                              $.38          $.34              $.15            $(.26)
Diluted                                                            $.37          $.34              $.15            $(.26)
------------------------------------------------------------------------------------------------------------------------
Dividends declared per share                                       $.27          $.27              $.27             $.27
------------------------------------------------------------------------------------------------------------------------
Market Price:
High                                                            $41.125       $36.875           $38.625          $37.500
Low                                                             $35.750       $27.500           $33.938          $28.875
------------------------------------------------------------------------------------------------------------------------


                                                                   First        Second             Third          Fourth
1996 (unaudited)                                                 Quarter       Quarter           Quarter          Quarter
U.S. dollar amounts in millions, except per-share data               $m            $m                $m               $m
------------------------------------------------------------------------------------------------------------------------
Net sales                                                         1,740         1,775             1,721            1,940
Other revenue                                                        17            29                20               44
------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                 1,757         1,804             1,741            1,984
Cost of products sold                                               503           500               533              580
Research and development                                            300           303               330              333
Marketing, administrative and other                                 629           718               540              755
Restructuring charges                                               257           164                37               60
Merger costs                                                         22            29                16                -
------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                     46            90               285              256
Interest income                                                      49            47                31               32
Interest expense                                                    (20)          (23)               (9)              (4)
Gain on sale of subsidiary stock                                      -             -                 -               55
All other, net                                                       (1)            9                (3)              (2)
------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                                         74           123               304              337
Provision for income taxes                                           24            41               100              111
------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                         50            82               204              226
                                                                  ======================================================
Net earnings per common share:
Basic                                                              $.09          $.16              $.39             $.44
Diluted                                                            $.09          $.16              $.39             $.43
------------------------------------------------------------------------------------------------------------------------