Form 10-K, Exhibit 13
period 1998-12-31
PHARMACIA & UPJOHN INC
filed 1999-03-30
CIK 949573

                                                                      EXHIBIT 13

                                Financial Review


                   -----------------------------------------
                   Pharmacia & Upjohn, Inc. and subsidiaries


OVERVIEW

1998 marked a turnaround year for Pharmacia & Upjohn (the company) with significant improvement in operating performance compared to the previous year. Sales growth in the U.S., restructuring of the company, and divestitures of noncore businesses were key factors driving the 1998 turnaround.


=================================================================================================
                                                                %                   %
     CONSOLIDATED RESULTS, AS REPORTED           1998      CHANGE     1997     CHANGE       1996
-------------------------------------------------------------------------------------------------
Dollars in millions, except per-share data
Sales                                           $6,758        3      $6,586       (8)      $7,176

Operating income                                   938      141         390      (42)         677
Earnings before income taxes                     1,016      117         468      (44)         838
Net earnings                                       691      114         323      (43)         562
Net earnings per common share (EPS):
 --Basic                                        $ 1.33      118      $  .61      (44)      $ 1.08
 --Diluted                                      $ 1.31      115      $  .61      (43)      $ 1.07
=================================================================================================

The financial impact of the restructuring, divestments, and other strategic measures described in more detail below are unusual in nature and therefore need to be considered in the year-to-year comparison of results. In the following discussion of consolidated results, per-share amounts are presented on a diluted, after-tax basis.


======================================================================================================
                                                                  %                       %
     CONSOLIDATED RESULTS, AS ADJUSTED               1998    CHANGE        1997      CHANGE       1996
------------------------------------------------------------------------------------------------------
     Dollars in millions, except per-share data
     Net earnings before unusual items             $   830      12      $   739      (26)      $   997
     EPS before unusual items:
        Basic                                      $   1.61     13      $  1.43      (26)      $  1.93
        Diluted                                    $   1.58     12      $  1.41      (26)      $  1.90
======================================================================================================

Restructuring activity since the 1995 merger of The Upjohn Company and Pharmacia AB reflects the ongoing transformation of the company from two unique operations into one integrated global enterprise. Restructuring charges were $92 million ($.12 per share) in 1998; $316 million ($.39 per share) in 1997; and $518 million ($.62 per share) in 1996. Restructuring efforts in 1998 and 1997 were associated with the global turnaround program. This program was undertaken to achieve simplified infrastructure, improved efficiency, and a global focus on the core pharmaceutical business. The 1996 restructuring was related primarily to the merger and included the reduction of 4,350 positions, the elimination of duplicate facilities, and other activities connected with the merger. In addition, merger costs of $67 million ($.09 per share) were reported in 1996. These costs consisted of certain nonrecurring organizational activities, establishing the corporate identity for the new company, and other costs of combining the two predecessor companies.
         To concentrate resources on the faster-growing, higher-margin pharmaceutical business, management has divested three noncore businesses since 1996. In 1998, the company sold substantially all of its nutrition business for a loss of $52 million ($.07 per share). In 1997, the company merged Pharmacia Biotech, its biotechnology supply business, with Amersham Life Science creating a new company, Amersham Pharmacia Biotech Ltd., of which Pharmacia & Upjohn owns 45 percent. In connection with the merger and subsequent restructuring of Biotech, the company recorded charges of $79 million ($.12 per share) in 1997. In 1996, management sold 59 percent of the company's holding in Biacore International AB through an initial public offering and recorded a gain on the sale of Biacore stock of $55 million ($.08 per share) which was included in nonoperating income. The ownership structure of Biotech and Biacore changed from wholly-owned subsidiaries to equity affiliates, further affecting comparability among years.
         The company took additional strategic steps during the last three years which affected earnings comparability. In 1998, management reached a settlement of $103 million in a federal class-action lawsuit originally filed in 1993 on behalf of retail pharmacies. As a consequence of the settlement, the company increased its litigation reserves by $61 million ($0.08 per share), a charge reported in marketing, administrative, and other (MA&O) expense in the second quarter of 1998. In 1997, the company reacquired sales and marketing rights in Japan to one of its leading products, GENOTROPIN. The reacquisition and related inventory repurchase resulted in a charge of $115 million ($.11 per share) recorded in sales, cost of goods sold, and MA&O expense. Also in that year, the company purchased exclusive worldwide commercialization rights to a research compound for $35 million ($.04 per share) and terminated certain future product plans resulting in a charge of $36 million ($.05 per share). Both charges were reported in research and development (R&D) expense. Management additionally recognized $70 million ($.09 per share) in litigation-related charges in 1997 which were recorded in MA&O expense. Significant events in 1996 included the termination of a product development agreement with the Biopure Corporation resulting in a charge of $106 million ($.13 per share); the sale of an equity interest and related dissolution of a joint venture resulting in a gain of $46 million ($.06 per share); and the increase in certain environmental and legal reserves of $73 million ($.10 per share), all reported in MA&O expense. The company additionally recorded $26 million ($.03 per share) for a contractual obligation relating to a co-development agreement included in R&D expense.

NET SALES
Excluding the divested Biotech business, sales rose 6 percent in 1998 to $6.7 billion. This increase represented a 7 percent volume growth, a 2 percent net price increase, and a 3 percent unfavorable currency exchange rate effect. On the same basis, 1997 sales of $6.3 billion were 6 percent lower than the previous year. The change represented a 1 percent volume growth, a 1 percent net price decrease, and a 6 percent negative exchange effect.
         As a direct outcome of the company's aggressive U.S. growth strategy, total sales in the U.S. represented an increasingly larger percentage of worldwide sales at 37 percent in 1998, up from 33 percent in 1997 and 1996, excluding Biotech. Despite increasing growth in the U.S. relative to non-U.S. markets, the company's geographic composition of sales will continue to result in significant exposure to the fluctuations of exchange rates in both translation of financial results and the underlying transactions that comprise the results. The estimated effect of exchange on sales by country in the following table is based on location of customer.


===================================================================================
                                                            %     % CHANGE
EXCHANGE EFFECT ON CONSOLIDATED SALES     1998         CHANGE     EXCL. FX*    1997
-----------------------------------------------------------------------------------
Dollars in millions
Non-U.S.:
 Japan                                   $  565         (9.6)       (2.4)    $  624
 Italy                                      461          0.3         2.6        460
 Germany                                    412          1.6         3.4        405
 United Kingdom                             352         17.0        16.1        300
 Sweden                                     284        (10.1)       (6.3)       317
 France                                     275          8.3         9.8        254
 Spain                                      168         (9.0)       (6.9)       185
 Rest of world                            1,732          0.5         6.5      1,724
United States                             2,498         20.0        20.0      2,081
-----------------------------------------------------------------------------------
Subtotal                                  6,747          6.3         9.1      6,350
Biotech                                      11        (95.0)      (95.1)       236
-----------------------------------------------------------------------------------
Total consolidated sales                 $6,758          2.6         5.4     $6,586
===================================================================================

* Represents percent change from the prior year excluding the approximate effects of currency exchange rate fluctuations.

Management reports its operations within two segments: pharmaceutical and nonpharmaceutical. The pharmaceutical segment represents the company's core business: the development, manufacture, and sale of pharmaceutical products. Pharmaceutical products include prescription and nonprescription products for humans and animals. The nonpharmaceutical segment includes diagnostics, nutrition, plasma and biotechnology. Additional information regarding segments is provided in Note 21 to the consolidated financial statements. Prior to 1998, the company reported its operations as a single industry segment. In the fourth quarter of 1998, the company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 131 which established new standards for defining operating segments.

===================================================================================
                                                %                       %
     SALES BY SEGMENT            1998      CHANGE       1997       CHANGE      1996
-----------------------------------------------------------------------------------
     Dollars in millions
     Pharmaceutical segment    $6,127         7.6     $5,690        (5.5)    $6,025
     Nonpharmaceutical segment    631       (29.4)       896       (22.2)     1,151
-----------------------------------------------------------------------------------
     Total consolidated sales  $6,758         2.6     $6,586        (8.2)    $7,176
===================================================================================


The increase in pharmaceutical segment sales in 1998 was due largely to new prescription product growth in the U.S. and Europe. Although new product growth was strong in 1997, sales that year were adversely affected by intense generic competition and year-end 1996 trade inventory accumulations in the U.S. and across major markets in Europe. In Japan, mandatory price decreases in each of the last three years, negative exchange effects, and government restrictions in health care reimbursements have adversely affected pharmaceutical segment sales.
         The nonpharmaceutical segment accounted for approximately 9 percent of consolidated sales in 1998, down from 14 percent in 1997 and 16 percent in 1996. Excluding Biotech, sales of the remaining noncore businesses fell 3 percent in 1998 in local currency. As previously mentioned, sales of Biotech effective August 1997 and Biacore effective December 1996 are no longer reported in consolidated sales. Biotech and Biacore transactions are further discussed in Notes 5 and 6 to the consolidated financial statements. Nutrition sales will be significantly lower beginning in 1999 with the sale of the majority of the nutrition business to Fresenius AG in December 1998. To comply with antitrust regulations in Germany, operations there were not sold. As of December 31, 1998, the sale of the operation in China was still pending.

SALES BY PRODUCT
A year-to-year consolidated net sales comparison of the company's top 20 products (including generic equivalents where applicable) is provided in the table below.

=============================================================================
                                          %                       %
SALES OF TOP PRODUCTS    1998        CHANGE      1997        CHANGE      1996
-----------------------------------------------------------------------------
Dollars in millions
GENOTROPIN             $  395         13.1     $  349        (12.0)    $  397
XALATAN                   332        101.6        165        452.7         30
XANAX                     321         14.8        279        (20.8)       353
CLEOCIN/DALACIN           314          5.1        299          7.1        279
MEDROL                    264          9.4        241        (10.3)       269
DEPO-PROVERA              227         15.8        196         (5.1)       206
NICORETTE                 213         26.8        168        (18.7)       207
CAMPTOSAR                 193         26.0        154        162.0         59
FRAGMIN                   181          9.5        165         10.4        150
PHARMORUBICIN             177         (9.3)       196         (5.8)       208
HEALON                    140         (9.3)       155        (17.7)       188
ROGAINE/REGAINE           133          3.2        129        (31.8)       189
DETROL/DETRUSITOL         125          N/A          1          N/A        N/A
PROVERA                   100          4.9         96        (38.9)       157
AZULFIDINE/SALAZOPYRIN     97          3.2         94        (12.2)       107
NAXCEL/EXCENEL             96         13.2         85         12.9         75
MICRONASE/GLYNASE          91          8.5         84        (50.0)       168
HALCION                    88         (5.8)        93        (10.5)       104
CAVERJECT                  73        (17.0)        88         26.5         70
SERMION                    72        (11.1)        81        (19.1)       101
-----------------------------------------------------------------------------
Total                  $3,632         16.5     $3,118         (6.0)    $3,317
=============================================================================

Sales of new products have represented an increasing percentage of total sales every year since the merger. In 1996 and 1997, the company's portfolio of largely older products left it vulnerable to generic competition and consequent price erosion. With a growing percentage of new products making up the sales base, the impact of patent expirations on sales over the next five years will be very limited.
         New product sales growth was led by XALATAN in the U.S. and Europe during both 1998 and 1997. Introduced in 1996, XALATAN is now the leading glaucoma treatment worldwide and is sold in 45 countries. Management expects to launch XALATAN in Japan, the second-largest glaucoma market in the world, late in 1999. Another successful new product for the company is DETROL (DETRUSITOL outside the U.S.), a therapy for overactive bladder and its symptoms of urinary urgency, frequency and urge incontinence. The product targets an underdeveloped market which is expanding due to direct-to-consumer advertising undertaken by Pharmacia & Upjohn. DETROL was launched in the U.S. in April 1998 and is currently available in 22 countries in Europe, North America, and Latin America. Sales of another promising new product, MIRAPEX, increased $29 million to $49 million in 1998. Since its U.S. launch in mid-1997, MIRAPEX has become the leading dopamine agonist in the U.S. for the treatment of Parkinson's disease.
         The strong 1998 sales performances of NICORETTE and CAMPTOSAR have established these products as important to the company's future growth. Current year sales of the NICORETTE line of products to treat tobacco dependency were led by NICORETTE Gum and the NICORETTE Inhaler in the U.K. and U.S. markets. In addition, NICORETTE Microtab was launched in Sweden. Sales levels were lower in 1997 compared to 1996 due to the initial establishment of retail inventories for the 1996 launches of NICORETTE Gum, NICORETTE Nasal Spray, and the NICOTROL Patch in the United States. CAMPTOSAR was granted full second-line approval by the U.S. FDA for colorectal cancer in October 1998, two years after the product was introduced with an accelerated approval. Sales growth of CAMPTOSAR in 1998 was positively impacted by new survival data released earlier in the year. 1997 sales levels reflected the product's initial strong market penetration in the U.S.
         FRAGMIN and GENOTROPIN also are products essential to the company's top-line growth. New indications and improved delivery systems introduced in selected countries over the past two years have bolstered demand for FRAGMIN, a low molecular weight heparin for treating blood clots, deep-vein thrombosis, and acute unstable coronary artery disease. While sales in both 1998 and 1997 fell in Japan and France, the largest markets for FRAGMIN, the product experienced strong growth in the U.S., Germany, and the U.K.
         Pharmacia & Upjohn reacquired sales and marketing rights to GENOTROPIN in Japan, this product's largest market, and assumed control of the product there during 1998. The company is now able to sell the product directly to its customers. In the last two years, sales have been adversely affected by the poor economic climate in Japan, the weak yen, and government-imposed prescribing restrictions and price decreases. However, continuing expansion into the U.S. market, the introduction of the new adult indication, and the launch of GENOTROPIN MiniQuick, a new delivery system, have resulted in strong growth in the U.S. and Europe since 1996.
         Mandatory price decreases in Japan in each of the last three years and recent government restrictions in health care reimbursements have severely depressed the pharmaceutical market in that country. These factors in combination with the weak yen negatively impacted sales of several products for which Japan is a major market. In addition to the aforementioned GENOTROPIN and FRAGMIN, products particularly affected in both 1998 and 1997 included HEALON, PHARMORUBICIN, SERMION, AZULFIDINE/ SALAZOPYRIN, and HALCION. HEALON is a viscoelastic used in ophthalmic surgery. PHARMORUBICIN is an oncology product. AZULFIDINE is a treatment for inflammatory bowel disease and rheumatoid arthritis. SERMION is a treatment for senile dementia and HALCION is a sleep-inducing agent.
         The expansion and revitalization of the U.S. sales force benefited certain products in 1998 for which loss of patent protection and ensuing generic competition had led to sales declines over the past several years. These products included XANAX, a treatment for anxiety; oral anti-diabetes agents GLYNASE and MICRONASE; PROVERA, a progestational agent; and MEDROL steroid products. In addition, 1997 sales levels for these products were relatively low due to the termination of special promotions offered in the previous year and the resulting effects of year-end 1996 trade inventory accumulations. Generic price erosion also has affected sales of HALCION, HEALON, and PHARMORUBICIN in Europe. Competition from generics is expected to continue to adversely affect future sales of these products.
         The U.S. market is very important to several other products including CAVERJECT, ROGAINE, CLEOCIN, DEPO-PROVERA, and NAXCEL/EXCENEL. Since its launch in late 1995, CAVERJECT, a treatment for erectile dysfunction, reported strong sales growth every year until 1998 when intense U.S. competition diminished sales there. Sales of ROGAINE, a treatment for hereditary hair loss, increased slightly in 1998; sales levels were lower in 1997 due to the initial establishment of retail inventories for the U.S. launch in 1996. In 1999, ROGAINE Professional will be introduced through hair salons to improve distribution and female use of the product. The antibiotic CLEOCIN achieved sales growth each year since 1996 led by the U.S. market. Sales growth in 1998 of DEPO-PROVERA, the long-acting injectable contraceptive, also was led by the U.S. market. In 1997, sales of DEPO-PROVERA fell in the U.S. due to the termination of special promotions that were offered in the previous year and to a temporary cutback in promotional spending. NAXCEL/ EXCENEL, an antibiotic for animals, achieved growth across all major markets during the last three years led by the United States.

OPERATING COSTS AND EXPENSES
Consolidated operating expenses, stated as a percentage of net sales, are provided in the table below.


===================================================================
                                  1998         1997        1996
-------------------------------------------------------------------
     Cost of products sold          30.1%        31.1%       29.5%
     Research and development       17.7         18.5        17.6
     Marketing, administrative
      and other                     39.0         40.5        36.8
     Restructuring                   1.4          4.8         7.2
     Biotech                        (0.8)         1.1        --
     Loss on sale of nutrition       0.8         --          --
     P&U merger costs               --           --           0.9
     Operating income               13.9          5.9         9.4
===================================================================


A favorable comparison in product mix and production costs drove cost of products sold lower as a percentage of sales in 1998 as compared to 1997. New products, representing an increasing percentage of sales, contributed a higher gross profit than older products in price competition with generics. Improvements in production efficiencies, increased production volumes, and the favorable effect of currency exchange on costs more than offset the negative currency impact on sales, further reducing the percentage. From 1996 to 1997, cost of products sold increased as a percentage of sales due to declining sales levels and rising manufacturing expenses. The unfavorable effects of selling price erosion, product mix, and currency exchange caused sales levels to decline. Manufacturing expense increased due to higher production start-up expenses for new products and project expenses incurred in 1997 to achieve long-term production efficiencies. The increase in manufacturing expenses was partially offset by the favorable effects of exchange.
         Research and development (R&D) expense decreased as a percentage of sales from 1997 to 1998. Excluding Biotech and the previously mentioned unusual items recorded in 1997 (the purchase of rights to a research compound and the cancellation of future product rights under a research agreement for a total of $71 million), R&D spending levels increased by 7 percent in 1998. The savings from lower infrastructure costs in 1998 due to efficiencies generated by the 1997 restructuring were reinvested into strategic licensing agreements, other R&D collaborations to supplement the company's internal research base, and increased clinical spending on products in development. Key activities in 1998 included the acquisition of the rights to almotriptan, an anti-migraine compound; the in-licensing of two new compounds for the treatment of diabetes and anxiety; and the Hepatitis C virus and pharmacogenomics collaborations. Spending during 1998 also supported the product filings of anticancer therapies AROMASIN (exemestane) and epirubicin as well as the development activities related to filing a New Drug Application for EDRONAX with the U.S. FDA for depression.
         From 1996 to 1997, R&D spending grew as a percentage of sales largely due to lower 1997 sales levels. Excluding Biotech and unusual items in both years, R&D expense declined 6 percent in 1997. The ongoing efforts to focus R&D resources on selected projects contributed to the decline as did the favorable effects of exchange. In addition, 1996 spending levels were higher due to spending for 11 significant product filings.
         Marketing, administrative, and other (MA&O) expense as reported declined as a percentage of sales from 1997 to 1998. Unusual items recorded in 1998 included the previously mentioned $61 million increase in litigation reserves. In 1997, unusual items included $95 million for the retrieval of marketing rights to GENOTROPIN in Japan and $70 million for litigation-related charges. Excluding Biotech and unusual items, 1998 spending increased 8 percent. The increase was due primarily to sales force expansions and increased product promotion in the U.S., Europe, and Japan, particularly for the following brands:
DETROL, EDRONAX, MIRAPEX, GENOTROPIN, and XALATAN. The comparative spending increase was somewhat mitigated by the favorable effects of exchange and a decrease in general and administrative expense, a consequence of the 1997 restructuring.
         From 1996 to 1997, MA&O expense increased as a percentage of sales on both an as reported basis and excluding unusual items. In 1996, unusual items included the impairment of an investment of $106 million resulting from the termination of a product development agreement, increases in certain environmental and legal reserves of $73 million, and a gain of $46 million on the sale of an equity interest and related dissolution of a joint venture. Spending levels in 1997 were higher than 1996 due to increased advertising and promotion expense for new products; prelaunch and launch activities throughout the world; sales force expansions in the U.S. and certain Latin American countries; additional marketing investments in emerging markets; and increased information technology expenses. The greater 1997 spending was largely offset by the favorable effects of exchange resulting in a net increase of 3 percent, excluding unusual items and Biotech.
         The company recorded $52 million in 1998 primarily for its share of Amersham Pharmacia Biotech's pretax earnings. In 1997, the company recorded Biotech merger costs of $36 million as well as its portion of the new company's merger-related restructuring costs of $43 million. The merger costs included transaction costs to effect the merger and charges associated with the write-off of acquired R&D.
         In 1997, the company announced a comprehensive restructuring and turnaround program that would result in restructuring charges of approximately $450 million during 1997 and 1998. The company has structured the turnaround program in two phases reflecting management development and approval of plans. The turnaround program was initiated in the third quarter of 1997 and has been scheduled to be materially completed by December 31, 1999. The objectives of the turnaround program were to significantly rationalize infrastructure, establish a global headquarters in New Jersey, and eliminate duplicate resources in manufacturing, administration, and R&D. The turnaround program mainly affects the company's core pharmaceutical segment and corporate administration groups, with minor restructuring of businesses included in the nonpharmaceutical segment. In the third and fourth quarters of 1997, the company recorded phase one charges totaling $316 million. The second phase of the turnaround program was finalized in the fourth quarter of 1998, resulting in an additional restructuring charge of $92 million. Cost savings achieved from implementation of this program will allow the company to increase investments in areas that directly impact top-line growth.
         The charge of $92 million recorded in 1998 was comprised of employee separation costs of $68 million; write-downs of fixed assets and abandoned manufacturing projects of $8 million; and other costs of $16 million.
         The 1997 restructuring charge of $316 million for the first phase of the turnaround program primarily related to employee separation costs of $134 million; write-downs of fixed assets and abandoned manufacturing projects of $162 million; and other costs of $20 million.
         The total restructuring charges for 1998 and 1997 included involuntary employee separation costs for 580 and 1,320 employees worldwide, respectively. The 1998 charge included elimination of positions in marketing and administration of $55 million, R&D of $9 million, and manufacturing of $4 million. These amounts included an adjustment of $16 million of the phase one accruals, mainly attributable to lower employee separation costs and, to a lesser extent, changes in plan estimates. The 1997 charge included elimination of positions in marketing and administration of $81 million, R&D of $22 million, and manufacturing of $31 million. As of December 31, 1998, the company had paid $101 million in severance costs in connection with the 1998 and 1997 charges. The remaining balance for employee separation costs related to the turnaround program was $101 million at December 31, 1998, comprised mainly of charges related to the phase two charge and remaining annuity separation payments for the phase one charge. The company expects employee reductions for the 1998 and 1997 charges to be substantially completed by December 31, 1999.
         The 1998 and 1997 restructuring charges included asset write-downs for excess manufacturing, administration, and R&D facilities totaling $8 million and $162 million, respectively. The 1998 amount included an adjustment of $15 million of the phase one accruals, mainly attributable to changes in plan estimates, favorable outcomes on sales of facilities, and actual facility closure costs below the original estimates. At December 31, 1998, facilities presently being marketed had a net book value of $47 million. Fixed asset write-downs were based on appraisals less costs to sell.
         Other costs included in the 1998 and 1997 restructuring charges of $16 million and $20 million, respectively, were primarily comprised of cancelled contractual lease obligations and, to a lesser extent, demolition and other costs. Offsetting 1998 charges in this grouping was an adjustment of $6 million related to all restructuring charges prior to 1997. The company expects substantial completion of the 1997-1998 restructuring by December 31, 1999.
         In 1996, the company recorded restructuring charges of $518 million primarily associated with the merger. The charges reflected the elimination of approximately 3,500 positions in marketing and administration ($363 million), R&D ($59 million), and manufacturing ($31 million); the elimination of duplicate facilities ($43 million); and other exit costs resulting from the merger ($22 million). Implementation of the restructuring plan was completed by December 31, 1997. Remaining reserves of $7 million consist of annuity separation payments which will be paid by the first quarter of 2000. Additional information regarding the restructurings is provided in Note 3 to the consolidated financial statements. Merger costs of $67 million also were recorded in 1996. As described earlier, these charges resulted primarily from the combination of operations.
         The company also incurred $41 million in restructuring-related charges in 1998. These charges, while not included in restructuring, are one-time costs associated with the turnaround program and include the establishment of a new global headquarters in New Jersey and registration and validation costs associated with the company's manufacturing rationalization program.

NONOPERATING INCOME AND EXPENSE
The decline in both interest income and interest expense in 1998 and 1997 was largely due to lower average interest-bearing assets and liabilities in both years and to lower interest rates in 1997, mainly in Europe. The gain on the initial public offering of stock for Biacore of $55 million was recorded as nonoperating income in 1996. Of the total gain, $8 million represented the gain on the issuance of new shares. Further information is presented in Note 5 to the consolidated financial statements.

INCOME TAXES
The annual effective tax rate was 32 percent, 31 percent and 33 percent for 1998, 1997 and 1996, respectively. Excluding nonrecurring items, the rate was 32 percent in 1998, down from 34 percent in 1997 and 35 percent in 1996. The lower 1998 and 1997 rates were the result of increased earnings in jurisdictions with lower tax rates. Additionally, nonrecurring charges were taxed at higher rates in 1997 than those incurred in 1996.

COMPREHENSIVE INCOME
Effective in 1998, the company adopted SFAS No. 130 which established standards for reporting comprehensive income and its components. Comprehensive income is defined as all nonowner changes in equity and equals net earnings plus other comprehensive income (OCI). For Pharmacia & Upjohn, OCI consists of currency translation adjustments, unrealized gains and losses on available-for-sale securities, and minimum pension liability adjustments. Comprehensive income
(loss) in millions for 1998, 1997, and 1996 was $674,

$(85) and $422, respectively. Comprehensive income was less than net earnings in 1998 because unrealized losses on available-for-sale securities, coupled with the minimum pension liability adjustments, more than offset favorable currency translation adjustments (CTA). Favorable CTA reflected the weaker U.S. dollar at December 31, 1998, relative to its general strength at the prior year-end. In 1997 and 1996, the stronger U.S. dollar was responsible for large CTA losses which drove comprehensive income lower than net income in these years. Additional information regarding OCI is provided in Note 2 to the consolidated financial statements.

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES


===============================================================
As of December 31,             1998         1997         1996
---------------------------------------------------------------
Dollars in millions
Working capital               $ 1,681       $1,639      $ 2,392
Current ratio                  1.59:1       1.61:1       1.96:1
Debt to total capitalization     13.0%        15.7%        14.5%
===============================================================


At year-end 1998, the company's working capital and current ratio were generally consistent with the previous year-end. Both liquidity measures decreased from 1996 to 1997 due to declines in receivables and short-term investments. The decrease in the percentage of debt to total capitalization from 1997 to 1998 reflects declining debt levels. Despite a modest reduction in debt in 1997, the percentage of debt to total capitalization increased over 1996 due to a decline in shareholders' equity. Negative currency translation adjustments recorded in equity caused much of this decline coupled with lower 1997 earnings levels. As indicated below, net financial assets have remained relatively constant from 1996 through 1998, increasing slightly each year.


=================================================================
As of December 31,                   1998        1997        1996
-----------------------------------------------------------------
Dollars in millions
Cash, cash equivalents and
 investments                       $1,663      $1,848      $1,849
Short-term and long-term debt         840       1,035       1,058
-----------------------------------------------------------------
Net financial assets               $  823      $  813      $  791
=================================================================


Net cash provided by operations is a major source of funds to finance working capital, shareholder dividends, and capital expenditures. Cash from operations totaled $932 million in 1998, $1,222 million in 1997, and $805 million in 1996. The decrease in 1998 was largely attributable to increases in receivables and inventories. The prior year increase was due to a decrease in receivables and an increase in liabilities. The increase in liabilities resulted from certain significant unusual transactions previously discussed including the GENOTROPIN rights repurchase and the litigation-related accruals. The 1996 operating cash flows were lower due to large cash expenditures related to the merger and restructuring and increases in receivables, inventories, and other current assets.
         In addition to net cash provided by operations, two major sources of cash in 1998 were the proceeds on the sale of the nutrition business of $332 million and the proceeds from sales of investments net of purchases of $264 million, together accounting for a $455 million increase in sources compared to the prior year. Cash proceeds from employee stock option exercises increased in 1998 because of higher stock market prices.
         Over the three-year period from 1996 to 1998, significant uses of cash included the company's quarterly dividend payment to shareholders and expenditures for property, plant, and equipment (capital). Capital expenditures in millions were $644 in 1998, $577 in 1997, and $656 in 1996. Anticipated capital spending for 1999 of approximately $650 million includes expansion and improvements to research and manufacturing facilities in the U.S., Belgium, Puerto Rico, and Sweden.
         In November 1998, the company announced a $1 billion stock repurchase program. Management expects to complete the program over a two-year period. In January 1999, the company repurchased 1.8 million shares for approximately $100 million.
         The company's future cash provided by operations and borrowing capacity are expected to cover normal operating cash flow needs, planned capital spending, dividend payments, and stock repurchases that may be approved by the board of directors for the foreseeable future. As of December 31, 1998, lines of credit available for company use totaled $1,073 million, of which $500 million are committed and $27 million were used as of year end. The company had A-1+ and P-1 ratings for its commercial paper and AA- and A1 general bond ratings from Standard & Poor's and Moody's, respectively, as of December 31, 1998.
         The company utilizes currency exchange forward and option contracts according to established policies to mitigate the effect of currency exchange rate fluctuations. Because currency exchange forward and option contracts used to hedge anticipated transaction exposures are marked to market each period, but only some of the underlying transactions have been recorded, the timing of recognition of the related gains and losses may not match. Gains and losses from contracts related to hedges for product shipments are recognized as "Cost of Products Sold" and are included in the operating section of the statement of cash flows. Gains and losses from currency exchange forward and option contracts related to hedges on other activities are recognized as "All Other, Net," and are included in the investment section of the statement of cash flows. Further information is presented in Note 14 to the consolidated financial statements and in the market risk sensitivity analysis that follows.

MARKET RISK
Market risk represents the risk of a change in the value of a financial instrument, derivative or nonderivative, caused by fluctuations in interest rates, currency exchange rates, and equity prices. The company handles market risk in accordance with established policies and thereby enters into various derivative transactions. No such transactions are entered into for trading purposes.
         Because the company's cash and investments exceed short and long-term debt, the exposure to interest-rate risk relates primarily to the investment portfolios. Most of the investments in the long-term portfolio are at fixed rates. The company is actively managing the investment portfolios to increase its return on investment, but in order to ensure liquidity, will only invest in instruments with high credit quality where a secondary market exists. The company holds no derivatives related to its interest-rate exposure; is in a position to keep all investments until final maturity; and maintains long-term debt at fixed rates.
         The following sensitivity analysis presents the hypothetical change in fair value of those financial instruments held by the company at December 31, 1998, which are sensitive to changes in interest rates. Market risk is estimated as the potential change in fair value resulting from an immediate hypothetical one percentage point parallel shift in the yield curve. The fair values of the company's investments and loans are based on quoted market prices or discounted future cash flows. As the carrying amounts on short-term loans and investments maturing in less than 180 days approximate the fair value, these are not included in the sensitivity analysis. The fair value of investments over 180 days is $411 million. The fair value of debt included in the analysis is $389 million and excludes Employee Stock Ownership Plan (ESOP) guaranteed debt. Although not expected, a one percentage point change in the interest rates would change the fair value of investments over 180 days by $6 million and debt by $3 million.
         The company's management of currency exposure is primarily focused on reducing the negative impact of currency fluctuations on consolidated cash flow and earnings. The company uses forward contracts, cross-currency swaps, and currency options to actively manage the net exposure in accordance with established hedging policies. The company hedges intercompany loans and deposits as well as a portion of both firm commitments and anticipated transactions. The company has concentrated most of the currency exposure in facilities in Sweden, Italy and Belgium. The largest exposures from these units are against the Japanese yen and the U.S. dollar.
         Certain derivatives entered into in order to hedge assets, liabilities, firm commitments, and forecasted transactions are exposed to currency fluctuations. A ten percent decrease in the Swedish krona and Italian lira would have a negative impact on fair value of those derivatives by $23 million and $6 million, respectively; a ten percent increase in the Japanese yen would have a negative impact of $13 million; and a ten percent decrease in the U.S. dollar would have a negative impact of $6 million.
         The company also has investments in equity securities. All such investments are classified as long term investments. The fair market value of these investments is $170 million, of which 60 percent are listed on a stock exchange or quoted in an over-the-counter market. If the market price of these securities would decrease by ten percent, the fair value of the equities would decrease by $10 million. Further discussion of financial instruments is provided in Notes 9 and 15 to the consolidated financial statements.

LITIGATION AND CONTINGENT LIABILITIES
Various suits and claims arising in the ordinary course of business, primarily for personal injury alleged to have been caused by the use of the company's products, are pending against the company and its subsidiaries. The company also is involved in several administrative and judicial proceedings relating to environmental concerns, including actions brought by the U.S. Environmental Protection Agency (EPA) and state environmental agencies for remedial clean-up at approximately 50 sites.
         Based on information currently available and the company's experience with lawsuits of the nature of those currently filed or anticipated to be filed which have resulted from business activities to date, the amounts accrued for product and environmental liabilities are considered adequate. Although the company cannot predict and cannot make assurances with respect to the outcome of individual lawsuits, the ultimate liability should not have a material effect on its consolidated financial position. Unless there is a significant deviation from the historical pattern of resolution of such issues, the ultimate liability should not have a material adverse effect on the company's consolidated financial position, its results of operations, or liquidity.
         The company has been a party, along with many other U.S. drug manufacturers and wholesalers, in numerous related federal and state civil antitrust lawsuits brought by U.S. independent and chain retail pharmacies and consumers. These suits claim violations of antitrust and pricing laws as a result of the defendants providing discounts and rebates to allegedly favor managed care customers that were not offered to the plaintiffs. Several of the suits are class actions. The company announced in 1998 that it has reached a settlement with plaintiffs in the federal class action cases that had been consolidated in federal court in Chicago, Illinois. The company believes that any potential remaining liability above amounts accrued will not have a material adverse effect on the company's consolidated financial position, its results of operations, or liquidity. Further discussion of current litigation matters is provided in Note 13 to the consolidated financial statements.
         The company's estimate of the ultimate cost to be incurred in connection with environmental situations could change due to uncertainties at many sites with respect to potential clean-up remedies, the estimated cost of clean-up, and the company's share of a site's cost. With regard to the company's discontinued industrial chemical facility in North Haven, Connecticut, the company may soon be required to submit a corrective measures study report to the EPA. As the corrective action process progresses, it may become appropriate to reevaluate the existing reserves designated for remediation in light of changing circumstances. It is reasonably possible that a material increase in accrued liabilities will be required but it is not possible to determine what, if any, exposure exists at this time or when the expenditures might be made.
         In 1997, the company adopted American Institute of Certified Public Accountants' Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities." SOP 96-1 provides additional guidance for recognizing, measuring and disclosing environmental remediation liabilities. The effect of initially applying the provisions of SOP 96-1 was not material to the consolidated financial statements. The company's estimated liability includes both direct and indirect costs associated with remediation and is reduced to reflect the anticipated participation of other potentially responsible parties where such parties are considered solvent and it is probable that they will pay their respective share of relevant costs. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures do not reflect any claims for recoveries and are not discounted to their present value.

YEAR 2000
DATE RECOGNITION PROBLEM
The company's global program to address the year 2000 (Y2K) date recognition problem was launched in early 1997. The goal of the program is to ensure the millennium event does not have a material adverse effect on the company's business operations. The project, managed by a global team consisting of technical, functional and business leaders, is led by a program director who reports to the chief information officer (CIO) and an executive operations group. Hundreds of employees worldwide are involved in this effort.
         The program encompasses three distinct efforts: (1) assessment and remediation of information technology (IT) systems; (2) assessment and remediation of embedded systems; and (3) assessment of high-level business risks and development of contingency plans to address those risks. Status reports of the global program's progress have been regularly provided to the company's board of directors since the inception of the program. Assessment, remediation, and testing of both IT and embedded systems have been completed for most business-critical systems and are expected to be finished by mid-1999 for remaining systems. With all systems anticipated to be individually tested by mid-1999, the latter half of the year is reserved for integration testing, a more comprehensive exercise to ensure critical systems will work together. The high-level business risk assessment is completed and development of the resulting contingency plans are well underway, especially for those plans involving steps to be taken during 1999.
         Much of the Y2K effort is being supported by a reallocation of existing resources. The company anticipates total spending of $150 million between 1997 and 2000 largely on replacement of applications that, for reasons other than Y2K non-compliance, had been previously selected for replacement. Many of the replacement applications, such as the new SAP financial systems, offer improved functionality and commonality over predecessor systems and, at the same time, resolve the Y2K problem. To date, the company estimates actual spending of $110 million of the total projected costs.
         There are many factors beyond the company's control that could cause the Y2K problem to seriously disrupt operations and the company can provide no assurance that these factors will not cause it to experience business disruptions. For example, a widespread failure in the utilities industry could severely interrupt or even halt the company's operations. There are other risks, however, for which the company may prepare and, in so doing, reduce its exposure. These risks include a disruption in the supply of product with particular emphasis on failures of raw material suppliers, third-party manufacturers, and external distribution channels; internal infrastructure failures such as utilities, communications, internal IT services and integrated IT systems; non-U.S. government failures, especially as they impact import and export activity; and major customer failures or interruptions. The scope of the company's efforts regarding these risks is focused on key products, key markets, critical suppliers, and major customers.
         To reduce the impact of these failures were they to occur, the company is developing contingency plans for the most critical business processes. These plans represent a diversity of approaches and include maintaining higher inventory levels, developing secondary sources for strategic product chain links, and documenting back-up procedures and manual work-arounds. The ongoing assessment of critical external partners also plays an important role in contingency planning with appropriate actions mapped out at predetermined decision points depending on the outcome. The company is in the process of sending questionnaires to all major suppliers, third-party manufacturers, and customers and auditing critical suppliers and third-party manufacturers in an attempt to calculate, to the extent possible, where the company faces the greatest risk of failure. In addition, management will implement a company-wide program to strictly control and limit changes to major IT systems during the latter half of 1999 to reduce potential additional exposures and to concentrate IT resources on integration testing and other Y2K-related efforts. Neither this program nor the previously mentioned reallocation of resources will have an adverse effect on non-Y2K mission-critical projects. Barring critical failures arising from factors beyond the company's direct control, management believes that by meeting the objectives of its Y2K program, the date recognition problem should not have a material adverse effect on the company's consolidated financial position, its results of operations, or liquidity.

OTHER INFORMATION
Effective January 1, 1999, several European countries began operating with a new common currency, the euro. The euro will completely replace these countries' national currencies by January 1, 2002. The conversion to the euro will require changes in the company's operations as systems and commercial arrangements are modified to deal with the new currency. Management created a project team to evaluate the impact of the euro conversion on the company's operations and to develop and execute action plans, as necessary, to successfully effect the change. The cost of this effort is not expected to be material. While information technology systems are planned to be fully euro-compliant by the year 2000, a minimum of euro-compliance for strategic locations will be achieved in 1999. The conversion to the euro may have competitive implications on pricing and marketing strategies; however, any such impact is not known at this time. The introduction of the euro will not significantly change the currency exposure of the company, but will reduce the number of transactions performed in the market. At this point in its overall assessment, management believes the impact of the euro conversion on the company will not be significant; however, uncertainty exists as to the effects the euro currency will have on the marketplace. As a result, there is no guarantee that all problems will be foreseen and corrected, or that no material disruption of the company's business will occur.
         In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets and liabilities measured at fair value. The accounting treatment of gains and losses resulting from changes in the value of derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. The company will adopt SFAS No.133 as required no later than January 1, 2000, and is currently assessing the impact of adoption on its financial position, results of operations, and liquidity.
         In 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities," which requires start-up costs and organization costs to be expensed as incurred. The SOP is effective beginning in 1999 and will be adopted by the company at that time. Management does not anticipate its impact to be material to the consolidated financial statements. The AICPA also issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" in 1998 which the company adopted. The statement requires capitalization of certain costs incurred in the development of internal-use software, including external direct material and service costs, employee payroll and payroll-related costs, and capitalized interest. Prior to adoption of SOP 98-1, the company expensed these costs as incurred. The effect of initially applying the provisions of SOP 98-1 was not material to the consolidated financial statements.

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

SELECTED FINANCIAL DATA


=========================================================================================================================
YEARS ENDED DECEMBER 31                                      1998         1997        1996        1995(a)         1994(a)
-------------------------------------------------------------------------------------------------------------------------
Dollar amounts in millions, except per-share data
Operating revenue                                          $ 6,893      $ 6,710      $ 7,286      $ 7,095         $ 6,823
Earnings from continuing operations                            691          323          562          739             833
Total assets                                                10,312       10,380       11,173       11,461          10,947
Long-term debt                                                 290          394          567          603             678
Diluted earnings per share from continuing operations      $  1.31      $   .61      $  1.07      $  1.41         $  1.60
Dividends declared per share(b)                            $  1.08      $  1.08      $  1.08      $   .27
=========================================================================================================================

(a) Pharmacia & Upjohn was formed through the 1995 merger of Pharmacia AB and The Upjohn Company. The merger was accounted for as a pooling of interests under U.S. generally accepted accounting principles. All data (except dividends) prior to the November 1995 merger date have been combined as if the companies had been merged during the prior periods.
(b) Separate dividend information for Pharmacia AB and The Upjohn Company prior to the merger has not been presented because the information would not be meaningful.

                Reports of Management and Independent Accountants

                    -----------------------------------------
                    Pharmacia & Upjohn, Inc. and subsidiaries


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


Fred Hassan, President and Chief Executive Officer


Christopher J. Coughlin, Executive Vice President and Chief Financial Officer


February 10, 1999

REPORT OF INDEPENDENT ACCOUNTANTS TO THE SHAREHOLDERS AND BOARD OF DIRECTORS, PHARMACIA & UPJOHN, INC.

In our opinion, the consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity, and cash flows (pages 44 to 60) present fairly, in all material respects, the financial position of Pharmacia & Upjohn, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Pharmacia & Upjohn, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Chicago, Illinois
February 10, 1999

                       Consolidated Statements of Earnings



                    -----------------------------------------
                    Pharmacia & Upjohn, Inc. and subsidiaries


======================================================================================================================
FOR THE YEARS ENDED DECEMBER 31                                                1998              1997             1996
----------------------------------------------------------------------------------------------------------------------
Dollar amounts in millions, except per-share data
OPERATING REVENUE:
Net sales                                                                    $6,758            $6,586           $7,176
Other revenue                                                                   135               124              110
----------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                                                       6,893             6,710            7,286
OPERATING COSTS AND EXPENSES:
Cost of products sold                                                         2,031             2,049            2,116
Research and development                                                      1,199             1,217            1,266
Marketing, administrative and other                                           2,633             2,665            2,642
Restructuring                                                                    92               316              518
Biotech                                                                         (52)               73               --
Loss on sale of nutrition                                                        52                --               --
Merger costs                                                                     --                --               67
----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                938               390              677
Interest income                                                                  89               110              159
Interest expense                                                                (25)              (33)             (56)
Gain on sale of subsidiary stock                                                 --                --               55
All other, net                                                                   14                 1                3
----------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                                                  1,016               468              838
Provision for income taxes                                                      325               145              276
----------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                  $ 691             $ 323            $ 562
----------------------------------------------------------------------------------------------------------------------
Earnings per common share:
   Basic                                                                      $1.33             $ .61            $1.08
   Diluted                                                                    $1.31             $ .61            $1.07
======================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                           Consolidated Balance Sheets

                    -----------------------------------------
                    Pharmacia & Upjohn, Inc. and subsidiaries


======================================================================================================================
DECEMBER 31                                                                                      1998             1997
----------------------------------------------------------------------------------------------------------------------
Dollar amounts in millions
CURRENT ASSETS:
Cash and cash equivalents                                                                     $   857          $   775
Short-term investments                                                                            352              539
Trade accounts receivable, less allowance of $103 (1997: $89)                                   1,417            1,303
Inventories                                                                                     1,032              958
Deferred income taxes                                                                             406              335
Other                                                                                             468              417
----------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                            4,532            4,327
Long-term investments                                                                             454              534
Properties, net                                                                                 3,226            3,306
Goodwill and other intangible assets, net                                                       1,238            1,287
Other noncurrent assets                                                                           862              926
----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                  $10,312          $10,380
======================================================================================================================
CURRENT LIABILITIES:
Short-term debt                                                                               $   332            $ 401
Accounts payable                                                                                  506              425
Compensation and compensated absences                                                             266              186
Dividends payable                                                                                 141              141
Income taxes payable                                                                              389              404
Other                                                                                           1,217            1,131
----------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                       2,851            2,688
Long-term debt                                                                                    290              394
Guarantee of ESOP debt                                                                            218              240
Postretirement benefit cost                                                                       344              337
Deferred income taxes                                                                             238              362
Other noncurrent liabilities                                                                      771              821
----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                               4,712            4,842
======================================================================================================================
SHAREHOLDERS' EQUITY:
Preferred stock, one cent par value; authorized 100,000,000 shares,
   issued Series A convertible 6,863 shares at stated value (1997: 6,996 shares)                  277              282
Common stock, one cent par value; authorized 1,500,000,000 shares,
   issued 508,682,707 shares (1997: 508,647,507 shares)                                             5                5
Capital in excess of par value                                                                  1,376            1,440
Retained earnings                                                                               5,493            5,364
ESOP-related accounts                                                                            (254)            (260)
Treasury stock                                                                                    (35)             (48)
Accumulated other comprehensive income:
   Currency translation adjustments                                                            (1,246)          (1,298)
   Unrealized investment gains, net                                                                 5               53
   Minimum pension liability adjustment                                                           (21)              --
----------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                      5,600            5,538
----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                    $10,312          $10,380
======================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                 Consolidated Statements of Shareholders' Equity

                    -----------------------------------------
                    Pharmacia & Upjohn, Inc. and subsidiaries


======================================================================================================================
FOR THE YEARS ENDED DECEMBER 31                                              1998              1997              1996
----------------------------------------------------------------------------------------------------------------------
Dollar amounts in millions
PREFERRED STOCK:
Balance at beginning of year                                              $     282         $     287           $  291
Redemptions and conversions                                                      (5)               (5)              (4)
----------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                          277               282              287
----------------------------------------------------------------------------------------------------------------------
COMMON STOCK:
Balance at end of year                                                            5                 5                5
----------------------------------------------------------------------------------------------------------------------
CAPITAL IN EXCESS OF PAR VALUE:
Balance at beginning of year                                                  1,440             1,457            1,457
Stock option, incentive and dividend reinvestment plans                         (57)              (22)              10
Retirements, conversions and other                                               (7)                5              (10)
----------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                        1,376             1,440            1,457
----------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS:
Balance at beginning of year                                                  5,364             5,603            5,603
Net earnings                                                                    691               323              562
Dividends declared                                                             (549)             (549)            (549)
Dividends on preferred stock (net of tax)                                       (13)              (13)             (13)
----------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                        5,493             5,364            5,603
----------------------------------------------------------------------------------------------------------------------
ESOP-RELATED ACCOUNTS:
Balance at beginning of year                                                   (260)             (266)            (272)
Third-party debt repayment                                                       16                11                8
ESOP expense exceeding cash contributed                                          (2)                5               --
Additional loan                                                                  (5)               (7)              --
Rollover of interest on ESOP note receivable                                     (3)               (3)              (2)
----------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                         (254)             (260)            (266)
----------------------------------------------------------------------------------------------------------------------
TREASURY STOCK:
Balance at beginning of year                                                    (48)               (8)             (18)
Stock options and incentive plans                                               130                54              103
Purchases of treasury stock                                                    (117)              (94)             (93)
----------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                          (35)              (48)              (8)
----------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME:
Balance at beginning of year                                                 (1,245)             (837)            (697)
Other comprehensive loss                                                        (17)             (408)            (140)
----------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                       (1,262)           (1,245)            (837)
----------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                $   5,600         $   5,538           $6,241
======================================================================================================================

COMPREHENSIVE INCOME (NET OF TAX):
Currency translation adjustments                                          $      52         $    (443)         $  (127)
Unrealized investment gains (losses)                                            (48)               35              (13)
Minimum pension liability adjustments                                           (21)               --               --
----------------------------------------------------------------------------------------------------------------------
Other comprehensive loss                                                        (17)             (408)            (140)
Net earnings                                                                    691               323              562
----------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME (LOSS)                                         $     674         $     (85)         $   422
======================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                      Consolidated Statements of Cash Flows


                    -----------------------------------------
                    Pharmacia & Upjohn, Inc. and subsidiaries


======================================================================================================================
FOR THE YEARS ENDED DECEMBER 31                                                1998              1997           1996
----------------------------------------------------------------------------------------------------------------------
Dollar amounts in millions
CASH FLOWS FROM OPERATIONS:
Net earnings                                                                $   691             $ 323         $    562
Adjustments to net earnings:
   Depreciation                                                                 318               324              343
   Amortization of intangibles                                                  112               116              130
   Restructuring                                                                 92               316              518
   Cash expended on restructurings                                             (140)             (132)            (344)
   Loss on sale of nutrition                                                     52                --               --
   Net gains on sales of noncurrent assets                                       20               (35)             (79)
   Write-downs of investments, properties and intangibles                         9                43              106
   Deferred income taxes                                                       (173)             (286)             (94)
   Net (earnings) loss from equity investments                                  (57)               68               (5)
   Other                                                                         10                17                2

Changes in:
   Accounts receivable (net)                                                    (65)              196             (218)
   Inventories                                                                  (91)             (127)             (69)
   Accounts payable                                                              66                32              (25)
   Income taxes payable                                                         (16)              107               52
   Other current and noncurrent assets and liabilities                          104               260              (74)
----------------------------------------------------------------------------------------------------------------------
Net cash provided by operations                                                 932             1,222              805
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS (REQUIRED) PROVIDED BY INVESTMENT ACTIVITIES:
Additions of properties                                                        (644)             (577)            (656)
Proceeds from sales of properties                                                37                70               50
Proceeds from sale of nutrition                                                 332                --               --
Purchases of investments                                                       (646)             (979)          (1,551)
Proceeds from sales of investments                                              910             1,120            2,105
Other                                                                            (3)              (48)              (6)
----------------------------------------------------------------------------------------------------------------------
Net cash required by investment activities                                      (14)             (414)             (58)
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS (REQUIRED) PROVIDED BY FINANCING ACTIVITIES:
Proceeds from issuance of debt                                                   60                40               38
Repayment of debt and ESOP guaranteed loan                                     (243)              (72)            (410)
Net increase (decrease) in debt with initial maturity of 90 days or less         (3)               26               33
Dividend payments                                                              (566)             (567)            (567)
Purchases of treasury stock                                                    (117)              (94)             (93)
Proceeds from stock options exercises                                            80                18               83
Other                                                                            --                 1               (4)
----------------------------------------------------------------------------------------------------------------------
Net cash required by financing activities                                      (789)             (648)            (920)
----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                         (47)              (26)             (27)
----------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                          82               134             (200)
Cash and cash equivalents, beginning of year                                    775               641              841
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                      $   857             $ 775         $    641
======================================================================================================================
Cash paid during the year for:
Interest (net of amounts capitalized)                                       $    21             $  29         $     60
Income taxes                                                                $   398             $ 281         $    287
Noncash investing activity:
Assets disposed of in exchange for equity securities                        $    54             $  --         $     --
======================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                   Notes to Consolidated Financial Statements
                Dollar amounts in millions, except per-share data
                    -----------------------------------------
                    Pharmacia & Upjohn, Inc. and subsidiaries


1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The consolidated financial statements are presented on the basis of accounting principles that are generally accepted in the U.S. All professional accounting standards that are effective as of December 31, 1998, have been taken into consideration in preparing the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions which affect the reported earnings, financial position and various disclosures. Actual results could differ from those estimates.

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

Investments
In addition to cash equivalents, the company has investments in debt securities that are classified in the consolidated balance sheet as short-term (restricted bank deposits and securities that mature in more than 91 days but not more than one year and securities with maturities beyond one year which management intends to sell within one year) or long-term (maturities beyond one year). The company also has investments in equity securities, all of which are classified as long-term investments.
         Investments are further categorized as being available for sale or expected to be held to maturity. Investments categorized as available-for-sale are marked to market based on fluctuations in the market values of the securities, with the resulting adjustments, net of deferred taxes, reported as a component of other comprehensive income in shareholder's equity until realized (see Note 2). Investments categorized as held-to-maturity are carried at amortized cost, without recognition of gains or losses that are deemed to be temporary, because the company has both the intent and the ability to hold these investments until they mature.

Inventories
Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for substantially all U.S. inventories and the first-in, first-out (FIFO) method for substantially all non-U.S. inventories.

Properties
Property, plant and equipment are recorded at acquisition cost. Depreciation is computed principally on the straight-line method for financial reporting purposes, while accelerated methods are used for income tax purposes where permitted. Maintenance and repair costs are charged to earnings as incurred including repair costs associated with the year 2000 date recognition problem. Costs of renewals and improvements are capitalized. Upon retirement or other disposition of property, any gain or loss is included in earnings.
         Consistent with prior years, purchased computer software is capitalized and amortized over the software's useful life. Effective in 1998, internally-developed software is also capitalized and amortized over its useful life with the adoption of the American Institute of Certified Public Accountants' (AICPA) Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Prior to adoption, the company expensed these costs as incurred. The effect of initially applying the provisions of SOP 98-1 was not material to the consolidated financial statements.

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

Income Taxes
The company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The company records deferred income taxes on subsidiaries' earnings that are not considered to be permanently invested in those subsidiaries.

Currency Exchange Contracts
Forward currency exchange contracts, cross-currency interest-rate swaps, and currency options (hereafter referred to as contracts) are held for purposes other than trading. Contracts held to hedge anticipated transactions are marked to market at each balance sheet date with resulting gains and losses recognized in earnings. Contracts that hedge recorded assets and liabilities are valued at the month-end exchange rate with resulting exchange gains and losses recognized in earnings, offsetting the respective losses and gains recognized on the underlying recorded exposure. Any premium or discount is amortized over the life of the contract. The carrying values of all contracts are generally reported with other current assets or other current liabilities. Gains or losses from currency transactions that are designated as hedges of currency net investments are classified as currency translation adjustments in shareholders' equity.
         In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets and liabilities measured at fair value. The accounting treatment of gains and losses resulting from changes in the value of derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. The company will adopt SFAS No. 133 as required no later than January 1, 2000, and is currently assessing the impact of adoption on its consolidated financial statements.

Environmental Remediation Liabilities
In 1997, the company adopted SOP 96-1, "Environmental Remediation Liabilities," which provides additional guidance for recognizing, measuring and disclosing environmental remediation liabilities. The effect of initially applying the provisions of SOP 96-1 was not material to the consolidated financial statements. The company accrues for these losses when they are probable and reasonably estimable based on current law and existing technologies. The estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties where such parties are considered solvent and it is probable that they will pay their respective share of relevant costs. The accruals are adjusted as further information develops or circumstances change. Costs of future expenditures do not reflect any claims for recoveries and are not discounted to their present value. Accruals for environmental liabilities are classified in the consolidated balance sheets primarily as other noncurrent liabilities.

Employee Stock Options
Employee stock options are accounted for pursuant to Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees."

Reclassifications
Certain reclassifications have been made to conform prior years' data to the current presentation.

2 OTHER COMPREHENSIVE INCOME

Effective January 1, 1998, the company adopted SFAS No. 130, "Reporting Comprehensive Income." The statement establishes standards for reporting comprehensive income and its components. Comprehensive income is defined as all nonowner changes in equity and is equal to net earnings plus other comprehensive income (OCI). OCI for the company includes three components: changes in currency translation adjustments, unrealized gains and losses on available-for-sale securities, and minimum pension liability adjustments. The following table shows the changes in each OCI component. Reclassification adjustments represent items that are included in net earnings in the current period but previously were reported in OCI. To avoid double counting these items in comprehensive income, gains are subtracted from OCI, while losses are added.


===================================================================
                                                  TAX
FOR THE YEAR ENDED                   BEFORE     EXPENSE      NET OF
DECEMBER 31, 1998                       TAX   OR (BENEFIT)     TAX
-------------------------------------------------------------------
Currency translation adjustments      $  51       $  (1)      $  52
-------------------------------------------------------------------
Unrealized investment (losses)          (52)        (20)        (32)
 Less: reclassification adjustments
 for gains realized in net earnings      24           8          16
-------------------------------------------------------------------
Net unrealized investment (losses)      (76)        (28)        (48)
-------------------------------------------------------------------
Minimum pension
 liability adjustments                  (33)        (12)        (21)
-------------------------------------------------------------------
Other comprehensive (loss)            $ (58)      $ (41)      $ (17)
===================================================================
FOR THE YEAR ENDED
DECEMBER 31, 1997
-------------------------------------------------------------------
Currency translation adjustments      $(446)      $  --       $(446)
 Less: reclassification adjustments
for (losses) realized in net earnings
from the sales of subsidiaries           (3)         --          (3)
-------------------------------------------------------------------
Net currency translation
 adjustments                           (443)         --        (443)
-------------------------------------------------------------------
Unrealized investment gains              85          40          45
 Less: reclassification adjustments
for gains realized in net earnings       23          13          10
-------------------------------------------------------------------
Net unrealized investment gains          62          27          35
-------------------------------------------------------------------
Other comprehensive
 (loss) income                        $(381)      $  27       $(408)
===================================================================
FOR THE YEAR ENDED
DECEMBER 31, 1996
-------------------------------------------------------------------
Currency translation adjustments      $(128)     $   (1)      $(127)
-------------------------------------------------------------------
Unrealized investment gains              31           6          25
 Less: reclassification adjustments
for gains realized in net earnings       52          14          38
-------------------------------------------------------------------
Net unrealized investment (losses)      (21)         (8)        (13)
-------------------------------------------------------------------
Other comprehensive (loss)            $(149)      $  (9)      $(140)
===================================================================

3  RESTRUCTURING

In 1997, the company announced a comprehensive restructuring and turnaround program that would result in restructuring charges of approximately $450 during 1997 and 1998. The company has structured the turnaround program in two phases reflecting management development and approval of plans. The turnaround program was initiated in the third quarter 1997 and has been scheduled to be materially completed by December 31, 1999. The objectives of the turnaround program were to significantly rationalize infrastructure, establish a global headquarters in New Jersey, and eliminate duplicate resources in manufacturing, administration, and research and development (R&D). The turnaround program mainly affects the company's core pharmaceutical segment and corporate administration groups, with minor restructuring of businesses included in the nonpharmaceutical segment. In the third and fourth quarters of 1997, the company recorded phase one charges totaling $316. The second phase of the turnaround program was finalized in the fourth quarter of 1998, resulting in an additional restructuring charge of $92.
         The charge of $92 recorded in 1998 was comprised of employee separation costs of $68; write-downs of fixed assets and abandoned manufacturing projects of $8; and other costs of $16.
         The 1997 restructuring charge of $316 for the first phase of the turnaround program primarily related to employee separation costs of $134; write-downs of fixed assets and abandoned manufacturing projects of $162; and other costs of $20.
         The total restructuring charges for 1998 and 1997 included involuntary employee separation costs for 580 and 1,320 employees worldwide, respectively. The 1998 charge included elimination of positions in marketing and administration of $55, R&D of $9, and manufacturing of $4. These amounts included an adjustment of $16 of the phase one accruals, mainly attributable to lower employee separation costs and, to a lesser extent, changes in plan estimates. The 1997 charge included elimination of positions in marketing and administration of $81, R&D of $22, and manufacturing of $31. As of December 31, 1998, the company had paid $101 in severance costs in connection with the 1998 and 1997 charges. The remaining balance for employee separation costs related to the turnaround program was $101 at December 31, 1998 comprised mainly of charges related to the phase two charge and remaining annuity separation payments for the phase one charge. The company expects employee reductions for the 1998 and 1997 charges to be substantially completed by December 31, 1999.
         The 1998 and 1997 restructuring charges included asset write-downs for excess manufacturing, administration, and R&D facilities totaling $8 and $162, respectively. The 1998 amount included an adjustment of $15 of the phase one accruals, mainly attributable to changes in plan estimates, favorable outcomes on sales of facilities, and actual facility closure costs below the original estimates. At December 31, 1998, facilities presently being marketed had a net book value of $47. Fixed asset write-downs were based on appraisals less costs to sell.
         Other costs included in the 1998 and 1997 restructuring charges of $16 and $20, respectively, were primarily comprised of cancelled contractual lease obligations and, to a lesser extent, demolition and other costs. Offsetting 1998 charges in this grouping was an adjustment of $6 related to all restructuring charges prior to 1997. The company expects substantial completion of the 1997-1998 restructuring by December 31, 1999.

         In 1996, the company recorded restructuring charges of $518 primarily associated with the merger. The charges reflected the elimination of approximately 3,500 positions in marketing and administration ($363), R&D ($59), and manufacturing ($31); the elimination of duplicate facilities ($43); and other exit costs resulting from the merger ($22). Implementation of the restructuring plan was completed by December 31, 1997. Remaining reserves of $7 consist of annuity separation payments which will be paid by the first quarter of 2000.
         The following table displays a roll-forward of the liabilities for business restructurings from December 31, 1996 to December 31, 1998:



==============================================================
                               EMPLOYEE
                             SEPARATION
                                  COSTS       OTHER      TOTAL
--------------------------------------------------------------
Balance December 31, 1996         $ 201       $ 25       $ 226
Additions                           134         20         154
Deductions                         (182)       (25)       (207)
--------------------------------------------------------------
Balance December 31, 1997           153         20       $ 173
Additions                            68         16          84
Deductions                         (113)       (12)       (125)
--------------------------------------------------------------
Balance December 31, 1998         $ 108       $ 24       $ 132
==============================================================

4 INCOME TAXES

The provision for income taxes included in the consolidated statements of earnings consisted of:


=========================================================
YEARS ENDED DECEMBER 31      1998        1997        1996
---------------------------------------------------------
CURRENTLY PAYABLE:
U.S.                        $  68       $  34       $ 171
Non-U.S.                      432         429         214
---------------------------------------------------------
Total currently payable       500         463         385
---------------------------------------------------------
DEFERRED:
U.S.                          (66)        (46)       (100)
Non-U.S.                     (109)       (272)         (9)
---------------------------------------------------------
Total deferred               (175)       (318)       (109)
---------------------------------------------------------
Provision for income taxes  $ 325       $ 145       $ 276
=========================================================

Differences between the company's effective tax rate and the U.S. statutory tax rate were as follows:


================================================================
PERCENT OF PRETAX INCOME            1998        1997        1996
----------------------------------------------------------------
Statutory tax rate                  35.0%       35.0%       35.0%
Lower rates in other
 jurisdictions, net                 (4.4)      (10.9)       (3.9)
Goodwill amortization and other
 non-deductible expenses             3.0         6.7         4.2
All other, net                      (1.6)         .2        (2.3)
----------------------------------------------------------------
Effective tax rate                  32.0        31.0        33.0
================================================================

The lower rates in other jurisdictions are principally attributable to manufacturing operations in jurisdictions subject to more favorable tax rates. Excluding nonrecurring items, the annual effective tax rate was 32 percent, 34 percent and 35 percent for 1998, 1997 and 1996, respectively.
         Deferred income taxes are in the consolidated balance sheets as follows:

================================================================================
                                    1998        1998         1997       1997
DECEMBER 31                        ASSETS   LIABILITIES     ASSETS   LIABILITIES
--------------------------------------------------------------------------------
Current                            $   406       $ 49      $   335       $  3
Noncurrent                         $   408       $238      $   382       $362
--------------------------------------------------------------------------------
Components of deferred taxes were:
 Property, plant and
  equipment                        $    --       $210      $    --       $277
 Inventory                             172         --          185         --
 Compensation and
  benefit plans                        194         60          174         60
 Swedish tax deferrals                  --         31           --         62
 Tax loss and tax credit
  carryforwards                        265         --          167         --
 Environmental and product
  liabilities                           59         --          107         --
 Restructuring and
  discontinued operations              111         --          107         --
 Tax on unremitted earnings             --        108           --        121
 All other                             271         95          293        124
--------------------------------------------------------------------------------
Subtotal                             1,072        504        1,033        644
Valuation allowances                   (41)        --          (37)        --
--------------------------------------------------------------------------------
Total deferred taxes               $ 1,031       $504      $   996       $644
--------------------------------------------------------------------------------
Net deferred tax assets            $   527                 $   352
================================================================================


Valuation allowances have been provided for certain deferred tax assets that are not likely to be realized. Tax loss carryforwards of $94 have various expiration dates through 2011. At December 31, 1998, undistributed earnings of subsidiaries considered permanently invested, for which deferred income taxes have not been provided, were approximately $3,000.

5 GAIN ON SALE OF MAJORITY INTEREST IN SUBSIDIARY

In December 1996, the company completed the sale of a portion of its holdings in its wholly-owned subsidiary, Biacore International AB, through an initial public offering, reducing the company's ownership to 41 percent. The investment in Biacore, previously consolidated, is now accounted for using the equity method. Biacore develops, manufactures, and markets advanced scientific instruments employing affinity-based biosensor technology.

         The global offering included 5.75 million total shares (or American Depository Shares) at $16 per share. Of the total shares, 1.5 million were newly issued and 4.25 million were sold by the company. The sale generated net proceeds to the company of $57 and a gain of $55 recorded in 1996. The gain is composed of an $8 gain on the issuance of new shares and a $47 gain on the sale of existing shares.

6 BIOTECH AND NUTRITION DIVESTITURES

In August 1997, the company merged its biotechnology supply business, Pharmacia Biotech, with Amersham Life Science, a division of Amersham International plc, in a noncash transaction that did not result in the recognition of a gain or loss. The merger created a new company, Amersham Pharmacia Biotech Ltd., of which Pharmacia & Upjohn owns 45 percent and accounts for using the equity method. In 1998, Pharmacia & Upjohn recorded a credit of $52 primarily representing the company's share of Amersham Pharmacia Biotech's pretax earnings. In 1997, the company recorded $79 in charges related to the Biotech merger and subsequent restructuring of the new company. Of this total, $36 consisted of transaction costs to effect the merger and a write-off of certain acquired research and development costs. The Biotech line item on the consolidated statement of earnings includes these charges as well as the company's share of Amersham Pharmacia Biotech's pretax earnings.
         In December 1998, the company sold substantially all of its nutrition business to Fresenius AG for a loss of $52. To comply with antitrust regulations in Germany, operations there were not sold. As of December 31, 1998, the sale of the operations in China was still pending.

7 EARNINGS PER COMMON SHARE

Basic earnings per share is computed by dividing net earnings available to common stockholders by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed assuming all stock options that are profitable to the recipients are exercised, all preferred stock is converted, and all incentive stock compensation is issued. Under these assumptions, the weighted average number of common shares outstanding is increased accordingly, and net earnings is reduced by an incremental contribution to the Employee Stock Ownership Plan (ESOP). This contribution is the after-tax difference between the income the ESOP would have received from the preferred stock and the assumed dividend yield to be earned on the common shares. The following table reconciles the numerators and denominators of the basic and diluted earnings per share (EPS) computations:


========================================================================================================================
                                                          1998       1998        1997        1997        1996       1996
YEARS ENDED DECEMBER 31                                  BASIC    DILUTED       BASIC     DILUTED       BASIC    DILUTED
------------------------------------------------------------------------------------------------------------------------
EPS numerator:
Net earnings                                             $ 691      $ 691      $  323        $323       $ 562      $ 562
Less: Preferred stock dividends, net of tax                (13)                   (13)         --         (13)        --
Less: ESOP contribution, net of tax                         --         (5)         --          (5)         --         (5)
------------------------------------------------------------------------------------------------------------------------
Income available to common shareholders                  $ 678      $ 686        $310        $318       $ 549      $ 557
------------------------------------------------------------------------------------------------------------------------
EPS denominator:
Average common shares outstanding                          508        508         508         508         508        508
Effect of dilutive securities:
 Stock options                                              --          4          --           2          --          4
 Convertible preferred stock and incentive compensation     --         10          --          11          --         11
------------------------------------------------------------------------------------------------------------------------
Total shares                                               508        522         508         521         508        523
------------------------------------------------------------------------------------------------------------------------
Earnings per share                                       $1.33      $1.31      $  .61        $.61       $1.08      $1.07
========================================================================================================================

8 INVENTORIES


===================================================================
DECEMBER 31                                       1998        1997
-------------------------------------------------------------------
Estimated replacement cost (FIFO basis):
Pharmaceutical and other finished products       $  558     $   500
Raw materials, supplies and work in process         628         618
-------------------------------------------------------------------
Inventories (FIFO basis)                          1,186       1,118
Less reduction to LIFO cost                        (154)       (160)
-------------------------------------------------------------------
Inventories                                      $1,032     $   958
===================================================================

Inventories valued on the LIFO method had an estimated replacement cost (FIFO basis) of $521 at December 31, 1998, and $416 at December 31, 1997.

9 INVESTMENTS


===================================================================
DECEMBER 31                                         1998       1997
-------------------------------------------------------------------
SHORT-TERM INVESTMENTS:
Available-for-sale:
Kingdom of Sweden debt instruments                   $242      $267
Government of Italy debt instruments                   --        30
Government of Belgium debt instruments                 --        10
Government of Norway debt instruments                  --        48
Mortgage certificates of deposit                        5        61
Corporate commercial paper                             15        31
Other                                                   9        81
-------------------------------------------------------------------
Total available-for-sale                              271       528
Held-to-maturity                                       81        11
-------------------------------------------------------------------
Total short-term investments                         $352      $539
===================================================================


Amortized cost of short-term investments classified as available-for-sale approximates fair market value. Short-term investments classified as held-to-maturity consist primarily of bank certificates of deposit with amortized cost approximating fair market value.


======================================================================
                                                 UNREALIZED
                                              --------------- CARRYING
LONG-TERM INVESTMENTS                COST     GAINS  (LOSSES)    VALUE
----------------------------------------------------------------------
DECEMBER 31, 1998:
Available-for-sale:
Equity securities                     $164     $ 29     $(23)     $170
Mortgage-backed securities--
 guaranteed by the
 U.S. Government                       144        4       --       148
----------------------------------------------------------------------
Total available-for-sale              $308     $ 33     $(23)      318
Held-to-maturity                                                   136
----------------------------------------------------------------------
Total long-term investments                                       $454
----------------------------------------------------------------------
December 31, 1997:
Available-for-sale:
Equity securities                     $ 55       $77     $ --     $132
Mortgage-backed securities--
 guaranteed by the
 U.S. Government                       179         4       --      183
----------------------------------------------------------------------
Total available-for-sale              $234       $81     $ --      315
Held-to-maturity                                                   219
----------------------------------------------------------------------
Total long-term investments                                       $534
======================================================================


The total of unrealized gains (net of deferred taxes) included in shareholders' equity amounted to $5 at December 31, 1998, compared to $53 and $18 at December 31, 1997 and 1996, respectively.
         During 1997 and 1996 the company sold debt securities in the held-to-maturity category for the amortized cost of $25 and $70, respectively. Because these sales were initiated through the call option of the issuer, which effectively accelerates the maturity date of the security, no gain or loss was realized. No sales of held-to-maturity securities occurred in 1998.
         The proceeds realized from the sale of available-for-sale debt securities were $229, $939 and $1,128 for 1998, 1997 and 1996, respectively. Profits realized on these sales are recorded as interest income. During 1998, 1997 and 1996, the proceeds realized from the sale of available-for-sale equity securities amounted to $53, $4 and $123. Profits realized on these sales are recorded in other nonoperating income. Based on original cost, gains of $24, $23 and $52 were realized on all sales of available-for-sale securities in 1998, 1997 and 1996, respectively.
         Long-term investments held to maturity are summarized as follows:


=============================================================
                     1998        1998        1997        1997
                     FAIR   AMORTIZED        FAIR   AMORTIZED
DECEMBER 31         VALUE        COST       VALUE        COST
-------------------------------------------------------------
Guaranteed by the
 U.S. Government     $ 71        $ 71        $ 92        $ 83
Commonwealth of
 Puerto Rico debt
instruments            35          35          73          71
Bank obligations:
 Certificates of
  deposit              10          10          15          15
 Other                 20          20          51          50
-------------------------------------------------------------
Long-term
 investments held
 to maturity         $136        $136        $231        $219
=============================================================


At December 31, 1998, long-term mortgage-backed securities available for sale had scheduled maturities ranging from 2001 to 2024. Scheduled maturities of long-term securities to be held to maturity were from 2000 to 2022.

10 PROPERTIES, NET


=========================================================
DECEMBER 31                              1998        1997
---------------------------------------------------------
Land                                  $   100     $    92
Buildings and improvements              1,868       1,897
Equipment                               3,068       3,037
Construction in process                   730         794
Less allowance for depreciation        (2,540)     (2,514)
---------------------------------------------------------
Properties, net                       $ 3,226     $ 3,306
=========================================================

11 LINES OF CREDIT AND LONG-TERM DEBT

The company has a borrowing facility amounting to $500 which was unused as of December 31, 1998. The facility is available through 2004 largely to support commercial paper borrowings in the U.S. and Europe. While the facility does not require compensating balances, it is subject to various fees. The company also has uncommitted lines of credit amounting to $573 available with various international banks, of which $546 were unused at December 31, 1998.

         Long-term debt consisted of the following:


=========================================================
DECEMBER 31                              1998        1997
---------------------------------------------------------
5.875% Notes due 2000                    $200        $200
6.182-6.843% Medium-Term Notes due 1999    80         238
0.818-11.85% Italian Government Loans
 due 1999-2004                             46          54
7.5% Industrial Revenue Bonds due 2023     40          40
3.78% Industrial Revenue Bonds due 2008    --           6
Other                                      23          28
Current maturities                        (99)       (172)
---------------------------------------------------------
Total long-term debt                     $290        $394
=========================================================


Current maturities of long-term debt are included with short-term debt in the consolidated balance sheets. Annual aggregate maturities of long-term debt during the next five years are: 2000--$216; 2001--$11; 2002--$7; 2003--$5 and
2004--$51. The company has guaranteed $275 original principal amount of ESOP 9.79% notes due in 2004. At December 31, 1998, the balance of the guarantee was $240 of which $22 was classified as current. Principal payments that began in 1995 cause the recognition of compensation expense (see Note 18). Annual aggregate maturities of guaranteed debt during the five years subsequent to 1999 are: 2000--$28; 2001--$35; 2002--$44; 2003--$53 and 2004--$59.
         Information regarding interest expense and weighted average interest rates follows:


=====================================================================
YEARS ENDED DECEMBER 31                  1998        1997        1996
---------------------------------------------------------------------
Interest cost incurred                  $  61       $  64       $  89
Less: Capitalized on construction         (36)        (31)        (33)
---------------------------------------------------------------------
Interest expense                        $  25       $  33       $  56
---------------------------------------------------------------------
Weighted average interest rate on
 short-term borrowings at end
 of period                               6.36%       7.27%       5.99%
=====================================================================

12 COMMITMENTS AND OTHER CONTINGENT LIABILITIES

Future minimum payments under noncancellable operating leases at December 31, 1998, approximately 80 percent real estate and 20 percent equipment, are as follows: 1999--$79; 2000--$59; 2001--$38; 2002--$29; 2003--$29 and later years--$99.
         Capital asset spending committed for construction and equipment but unexpended at December 31, 1998, was approximately $480.
         The consolidated balance sheets include accruals for estimated product litigation and environmental liabilities. The latter includes exposures related to discontinued operations, including the industrial chemical facility and several sites which, under the Comprehensive Environmental Response, Compensation, and Liability Act, are commonly known as Superfund sites (see Note
13). The company's ultimate liability in connection with Superfund sites depends on many factors, including the number of other responsible parties, their financial viability, and the remediation methods and technology to be used. Actual costs incurred may vary from the estimates given the inherent uncertainties in evaluating environmental exposures.
         With regard to its discontinued industrial chemical facility in North Haven, Connecticut, the company may soon be required to submit a corrective measures study report to the U.S. Environmental Protection Agency (EPA). As the corrective action process progresses, it may become appropriate to reevaluate the existing reserves designated for remediation in light of changing circumstances. It is reasonably possible that a material increase in accrued liabilities will be required but it is not possible to determine what, if any, exposure exists at this time.

13 LITIGATION

The company is involved in a number of legal and environmental proceedings. These include a substantial number of product liability suits claiming damages as a result of the use of the company's products and administrative and judicial proceedings at approximately 50 "Superfund" sites.
         While it is not possible to predict or determine the outcome of legal actions brought against the company, or the ultimate cost of environmental matters, the company continues to believe that any potentially unaccrued costs and liabilities associated with such matters will not have a material adverse effect on the company's consolidated financial position. Unless there is a significant deviation from the historical pattern of resolution of these issues, there should not be a material adverse effect on the company's consolidated financial position, its results of operations or liquidity.
         The company has been a party along with a number of other defendants (both manufacturers and wholesalers) in several federal civil antitrust lawsuits, some of which were consolidated and transferred to the Federal District Court for the Northern District of Illinois. These suits, brought by independent pharmacies and chains, generally allege unlawful conspiracy, price discrimination and price fixing and, in some cases, unfair competition, and specifically allege that the company and the other named defendants violated the following: (1) the Robinson-Patman Act by giving substantial discounts to hospitals, nursing homes, mail-order pharmacies and health maintenance organizations ("HMOs") without offering the same discounts to retail drugstores, and (2) Section I of the Sherman Antitrust Act by entering into illegal vertical combination with other manufacturers and wholesalers to restrict certain discounts and rebates so they benefited only favored customers. The Federal District Court for the Northern District of Illinois certified a national class of retail pharmacies in November 1994. Similar actions by proposed retailer classes have been filed in the state courts of Alabama, California, Minnesota, Mississippi, and Wisconsin. Eighteen class action lawsuits seeking damages based on the same alleged conduct have been filed in 14 states and the District of Columbia. The plaintiffs claim to represent consumers who purchased prescription drugs in those jurisdictions and four other states. Two of the lawsuits have been dismissed. The company announced in 1998 that it reached a settlement with the plaintiffs in the federal class action cases for $103. The company believes that any potential remaining liability above amounts accrued will not have a material adverse effect on the company's consolidated financial position, its results of operations, or liquidity.

14 CURRENCY RISK MANAGEMENT

The company is exposed to currency exchange rate fluctuations related to certain intercompany and third-party transactions, primarily intercompany sales from Sweden and Italy to other European countries, the U.S. and Japan. The exposures and related hedging program are managed centrally using forward currency contracts, cross-currency swaps and currency options to hedge a portion of both net recorded currency transaction exposures on the balance sheet as well as net anticipated currency transactions. The company also has hedged part of its net investment in Japan. Financial instruments for trading purposes are neither held nor issued by the company.
         The company's program to hedge net anticipated currency transaction exposures is designed to protect cash flows from potentially adverse effects of exchange rate fluctuations. At December 31, 1998, the contract amount of the company's outstanding contracts used to hedge net transaction exposure was $690. Of these contracts, 20 percent were denominated in Japanese yen, 11 percent were denominated in U.S. dollars, 8 percent were denominated in German marks, and 17 percent were denominated in mainly other European currencies all against Swedish kronor; 10 percent were denominated in various currencies, mainly Japanese yen and U.S. dollars, against Italian lira; and 34 percent in various currencies, mainly European currencies and Japanese yen, against U.S. dollars.
         Gains and losses on hedges of intercompany loans and deposits offset the currency exchange gains and losses of the underlying loans and deposits. At December 31, 1998, the contract amount of forward exchange contracts held for balance sheet financial exposure hedging program was $756. Of these contracts, 59 percent were denominated in U.S. dollars against European currencies; 17 percent were denominated in U.S. dollars against Japanese yen; 4 percent were denominated in Swedish kronor against various European currencies; and 20 percent were denominated in various other currencies mainly against the Swedish krona and the U.S. dollar.
         Because the contract amounts are stated as notional amounts, the amount of contracts disclosed above is not a direct measure of the exposure of the company through its use of derivatives. These contracts generally have maturities that do not exceed twelve months and require the company to exchange currencies at agreed-upon rates at maturity. The counterparties to the contracts consist of a limited number of major international financial institutions. The company does not expect any losses from credit exposure.

15 FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the company's financial instruments were as follows:


==================================================================
                                   1998     1998    1997      1997
                                 CARRYING   FAIR  CARRYING    FAIR
DECEMBER 31                       AMOUNT   VALUE   AMOUNT    VALUE
------------------------------------------------------------------
FINANCIAL ASSETS:
 Short-term investments            $352     $352     $539     $539
 Long-term investments              454      454      534      546
 Forward currency
  exchange contracts
  Hedges of loans and deposits       (7)      (7)     (14)     (14)
  Hedges of anticipated
    transactions                    (13)     (13)     (10)     (10)
FINANCIAL LIABILITIES:
 Short-term debt                    332      332      401      401
 Long-term debt                     290      299      394      394
 Guaranteed ESOP debt               218      241      240      280
==================================================================


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

16 CONCENTRATIONS OF CREDIT RISK

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

17 SHAREHOLDERS' EQUITY

Preferred Stock
The Series A Convertible Perpetual Preferred Stock is held by the Employee Stock Ownership Trust (ESOP Trust). The per-share stated value is $40,300.00 and the preferred stock ranks senior to the company's common stock as to dividends and liquidation rights. Each share is convertible, at the holder's option, into 1,450 shares of the company's common stock and has voting rights equal to 1,450 shares of common stock. The company may redeem the preferred stock at any time after July 20, 1999, or upon termination of the ESOP at a minimum price of $40,300.00 per share. Dividends, at the rate of 6.25 percent, are cumulative, paid quarterly, and charged against retained earnings.

Common Stock
The number of common shares outstanding at December 31, 1998, 1997 and 1996 was 508,000,489; 507,234,696; and 508,283,260, respectively. On a per-share basis, dividends were declared on common stock at a rate of $1.08 in 1998 and 1997. Common stock dividends payable were $137 at December 31, 1998 and 1997.

Capital in Excess of Par Value
Amounts of paid-in capital that exceed the par value ($.01 per share) of the company's common stock are recorded in this account. This method was also followed for all prior periods, including those preceding the November 1995 merger of Pharmacia AB and The Upjohn Company, because the common stock was assumed to have been outstanding for all years. The tax benefit related to the exercise of certain stock options reduces income taxes payable and is reflected as capital in excess of par. Offsetting this is the difference between the cost of treasury shares and cash received for them, if any, when used to satisfy stock option exercises and other employee stock awards.

ESOP-related Accounts
The company holds a note receivable from the ESOP Trust that matures on February 1, 2005; bears interest at 6.25 percent; and may be added to or repaid, in whole or in part, at any time. Accrued interest at the end of any calendar year is added to the note principal. At December 31, 1998, the note principal balance was $56. Also, upon recognition of the company's guarantee of the debt of the ESOP Trust, an offsetting amount was recorded in shareholders' equity. As guaranteed debt is repaid, this amount diminishes correspondingly (see Notes 11 and 18). Also, to the extent the company recognizes expense more rapidly than the corresponding cash contributions are made to the Trust, this account is reduced. The balance in this account at December 31, 1998, was $198.

Treasury Stock
The balance at December 31, 1998, and 1997 was $35 and $48, respectively, carried at cost. The number of treasury shares used in 1998 for stock options and employee benefit plans, net of shares acquired, was 730,593.

Accumulated Other Comprehensive Income
Accumulated other comprehensive income reflects the cumulative balance of (1) currency translation adjustments, the adjustments of translating the financial statements of non-U.S. subsidiaries from local currencies into U.S. dollars (see
Note 1); (2) unrealized gains and losses on investments categorized as available-for-sale, net of deferred taxes and reclassifications (see Note 2); and (3) minimum pension liability adjustments, net of deferred tax (see Notes 2 and 20).

Shareholder Protection Rights Plan
In February 1997, the board of directors approved a shareholder protection rights plan, declaring a dividend of one right for each share of the company's common stock outstanding on or after March 7, 1997. Exercisable 10 days after any person or group acquires 15 percent or more or commences a tender offer for 15 percent or more of the company's common stock, the rights entitle holders to effectively purchase a specified amount of the company's common stock at an exercise price equal to half of its market value. The rights are redeemable for $.01 per right and have a life of 10 years, unless redeemed earlier by the company. In lieu of cash payment, the company has the option to exchange stock for rights unless the acquiring person acquires more than 50 percent of the company's common stock.

18 EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

The ESOP is a funding vehicle for the Employee Savings Plan covering certain U.S. employees. As the ESOP Trust makes debt principal and interest payments, a proportionate amount of preferred stock is released for allocation to plan participants. The preferred shares are allocated to participants' accounts based upon their respective savings plan contributions and the dividends earned on their previously allocated preferred shares. As of December 31, 1998, 1,878 preferred shares had been released and allocated; 352 shares were released but unallocated; and 4,633 shares remained unreleased, of which 37 shares are committed to be released.

         Under the agreement whereby the company guaranteed third-party debt of the ESOP Trust, the company is obligated to provide sufficient cash annually to the Trust to enable it to make required principal and interest payments. The company satisfies this annual cash flow requirement through payment of dividends on all preferred shares outstanding, loans and cash contributions. The company has fully and unconditionally guaranteed the ESOP Trust's payment obligations whether at maturity, upon redemption, upon declaration of acceleration, or otherwise. The holders of the debt securities have no recourse against the assets of the ESOP Trust except in the event that the Trust defaults on payments due and the company also fails to make such payments. In that event, the holders may have recourse against unallocated funds held by the Trust. At December 31, 1998, assets of the ESOP trust consisted primarily of $277 of Pharmacia & Upjohn, Inc., Series A Convertible Perpetual Preferred Stock.
         ESOP expense is determined by a formula that apportions debt service to each year of the plan based on shares allocated to participants and deducts dividends paid on all preferred stock held by the trust.
         Key measures of the ESOP are presented in the table that follows.


===============================================================
YEARS ENDED DECEMBER 31
DOLLARS IN MILLIONS                 1998        1997       1996
---------------------------------------------------------------
Interest expense of ESOP Trust      $27         $28         $28
Dividend income of ESOP Trust        17          18          18
Company contribution to
 ESOP Trust                          18          12          16
Company ESOP expense (net)           13          14          14
===============================================================

19 STOCK COMPENSATION

Incentive and nonqualified stock options are granted to certain employees. Options granted in 1998 have a ten-year term and vest at the end of three years or vest pro rata over three years. All options have an exercise price equal to the market value of the underlying stock at date of grant. Since the company has elected the disclosure-only alternative under SFAS No. 123 and continues to account for stock options per the terms of APB No. 25, no compensation expense is recognized in earnings.
         Upon a stock-for-stock exercise of an option, an active employee will receive a new, nonqualified "reloaded" option at the then-current market price for the number of shares surrendered to exercise the option. The "reloaded" option will have an exercise term equal to the remaining term of the original exercised option.
         The number of shares authorized for grants each year is equal to 1.25 percent of outstanding common shares and is cumulative. Information concerning option activity and balances follows:


=============================================================
                                         WEIGHTED
                                          AVERAGE      NUMBER
                                   EXERCISE PRICE   OF SHARES
                                        PER SHARE        (000)
-------------------------------------------------------------
Balance outstanding, January 1, 1996      $24.32       12,571
Granted                                    38.26        3,585
Exercised                                  24.49       (4,146)
Canceled                                   35.17          (77)
-------------------------------------------------------------
Balance outstanding, December 31, 1996     28.50       11,933
Granted                                    37.04        4,444
Exercised                                  24.07       (1,526)
Canceled                                   38.27         (179)
-------------------------------------------------------------
Balance outstanding, December 31, 1997     31.43       14,672
Granted                                    40.40        9,777
Exercised                                  28.68       (4,246)
Canceled                                   39.65         (623)
-------------------------------------------------------------
Balance outstanding, December 31, 1998    $36.25       19,580
=============================================================



===========================================================================
COMPOSITION OF THE                   WEIGHTED         WEIGHTED
DECEMBER 31, 1998 BALANCE:            AVERAGE          AVERAGE       NUMBER
OPTIONS HAVING A                    REMAINING   EXERCISE PRICE    OF SHARES
PER-SHARE EXERCISE PRICE OF:             LIFE        PER SHARE        (000)
---------------------------------------------------------------------------
$19.44--19.99                      3.74 years       $19.63              620
$20.00--29.99                      3.89 years        24.99            3,178
$30.00--39.99                      7.82 years        37.23            7,942
$40.00--49.99                      8.67 years        40.71            7,580
$50.00--56.34                      7.77 years        53.30              260
---------------------------------------------------------------------------
                                                                     19,580
Less non-exercisable options       9.18 years        39.90            8,699
---------------------------------------------------------------------------
Exercisable options                                 $38.42           10,881
===========================================================================


Had the company elected to measure stock compensation using the fair value of the awards at grant date under the provisions of SFAS No. 123, the company's net income and earnings per share would have been reduced by approximately $20 or $.04 per share for 1998, $24 or $.05 per share for 1997, and $25 or $.05 per share for 1996. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 1998, 1997 and 1996, respectively: dividend yield of 2.7, 2.83, and 2.8 percent; volatility of 24, 21, and 21 percent; risk-free interest rate of 4.72, 5.45, and 5.4 percent; and an expected life of 5.1, 5.3, and 5.5 years.

20 RETIREMENT BENEFITS

The company has various pension plans covering substantially all employees. Benefits provided under the defined benefit pension plans are primarily based on years of service and the employee's compensation. The company also provides nonpension benefits to eligible retirees and their dependents, primarily in the form of medical and dental benefits. The following tables summarize the changes in benefit obligations and plan assets during 1997 and 1998.


====================================================================
                                                    OTHER RETIREMENT
                                  PENSION BENEFITS       BENEFITS
CHANGE IN BENEFIT OBLIGATION:      1998     1997      1998     1997
--------------------------------------------------------------------
Benefit obligation at
 beginning of year                $1,394   $1,266    $ 393     $ 366
Service cost                          56       52       10         9
Interest cost                         91       90       27        26
Benefits paid                       (133)    (105)     (19)      (18)
Actuarial (gain) loss                 53      114      (10)        7
Plan amendment and other
 adjustments                         (14)      27        5         3
Currency exchange effects              8      (50)      --        --
--------------------------------------------------------------------
Benefit obligation at
 end of year                      $1,455   $1,394    $ 406     $ 393
====================================================================


====================================================================
CHANGE IN PLAN ASSETS:             1998     1997      1998      1997
--------------------------------------------------------------------
Fair value of plan assets
 at beginning of year             $1,387   $1,247    $ 170     $ 144
Actual return on plan assets         184      215       40        27
Employer contribution                 38       26       18        16
Benefits paid                       (133)    (105)     (19)      (18)
Other adjustments                     (5)      21        2         1
Currency exchange effects              6      (17)      --        --
--------------------------------------------------------------------
Fair value of plan assets at
 end of year                      $1,477   $1,387    $ 211     $ 170
====================================================================


====================================================================
AT DECEMBER 31,                     1998     1997     1998      1997
--------------------------------------------------------------------
Funded status                     $   22   $   (7)   $(195)    $(223)
Unrecognized net actuarial
 (gains) losses                      (11)      (4)    (115)      (74)
Amortized net transition asset       (45)     (56)      --        --
Unrecognized prior service cost       41       33      (34)      (40)
--------------------------------------------------------------------
Prepaid (accrued) benefit cost    $    7   $  (34)   $(344)    $(337)
====================================================================


The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $346, $291, and $90 as of December 31, 1998, and $361, $302, and $78 as of December 31, 1997, respectively. The benefit obligation and fair value of plan assets for benefit plans with obligations in excess of plan assets were $752 and $301, as of December 31, 1998, and $810 and $290 as of December 31, 1997, respectively.


====================================================================
AT DECEMBER 31,                    1998     1997      1998     1997
--------------------------------------------------------------------
Total accrual balances            $(221)   $(221)    $(344)    $(337)
Total prepaid balances              190      187        --        --
Minimum pension liability
 offsets:
 Intangible assets                    5       --        --        --
 Shareholders' equity
  (pretax)                           33       --        --        --
--------------------------------------------------------------------
Prepaid (accrued) benefit cost    $   7    $ (34)    $(344)    $(337)
====================================================================


====================================================================
WEIGHTED-AVERAGE ASSUMPTIONS
AS OF DECEMBER 31,                                    1998     1997
--------------------------------------------------------------------
Discount rate                                         6.66%     6.95%
Salary growth rate                                    3.68      4.20
Return on plan assets                                 9.21      9.27
Health care cost rate--initially                      5.83      6.33
                  trending down to                    5.00      5.00
====================================================================


The consolidated net expense amounts in the following table are exclusive of curtailments, settlements, and termination benefit costs associated with restructurings. Net amounts of $4, $5 and $25 before tax were recorded in 1998, 1997 and 1996, respectively, within restructuring charges. During 1996, the company recognized administrative credits of $24 related to curtailments of its postretirement life insurance plans. The curtailments resulted principally from elimination of the company's obligation to provide future postretirement life insurance benefits for those retirees electing to switch to the new plan.


=============================================================================================================
                                                     PENSION BENEFITS               OTHER RETIREMENT BENEFITS
COMPONENTS OF NET PERIODIC BENEFIT COST:       1998       1997        1996        1998        1997       1996
-------------------------------------------------------------------------------------------------------------
Service cost                                  $  56      $  52       $  55        $ 10        $  9       $ 10
Interest cost                                    91         90          88          27          26         26
Expected return on plan assets                 (109)      (102)       (100)        (15)        (12)       (10)
Amortization of transition amount                (9)        (9)         (9)         --          --         --
Amortization of prior service cost                5          4           4          (3)         (4)        (4)
Recognized actuarial loss (gain)                  3          4           3          (2)         (1)        (1)
-------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                        37         39          41          17          18         21
Curtailment gain                                 (3)        --          --          --          --        (24)
-------------------------------------------------------------------------------------------------------------
Net benefit cost                              $  34      $  39       $  41        $ 17        $ 18       $ (3)
=============================================================================================================

The assumption concerning health care cost trend rate has a significant effect on the amounts reported. Increasing the rate by one percentage point in each year would increase the postretirement benefit obligation as of December 31, 1998, by $52 and the total of service and interest cost components of net postretirement benefit cost for the year by $6. Conversely, decreasing the rate by one percentage point in each year would decrease the postretirement benefit obligation as of December 31, 1998, by $46 and the total of service and interest cost components of net postretirement benefit cost for the year by $5.
         The company recorded an additional minimum liability of $38 for underfunded plans at December 31, 1998. This liability represents the amount by which the accumulated benefit obligation exceeds the sum of the fair market value of plan assets and accrued amounts previously recorded. The additional liability is offset by an intangible asset ($5) to the extent of previously unrecognized prior service cost. The remaining amount ($33) is recorded, net of tax benefits, as a reduction to shareholders' equity within accumulated other comprehensive income.

21 SEGMENT INFORMATION

Effective January 1, 1998, the company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires enterprises to report certain information about segments including information about products, geographic areas, and major customers.
         The company's core business is the development, manufacture and sale of pharmaceutical products. Based on commonalities, the pharmaceutical segment includes prescription and nonprescription products for humans and animals. The prescription products include general therapeutics, ophthalmology and hospital products including oncology, and diversified therapeutics. Nonprescription products include product line extensions of key prescription drugs, plus products to treat tobacco dependency. Animal health products derive largely from human pharmaceutical research and also include feed additives, growth promotants, and reproduction facilitators for livestock and pets.
         The nonpharmaceutical segment includes diagnostics, nutrition, plasma and biotechnology. Diagnostics provides services to identify specific allergies in people. Nutrition sells food replacement products, primarily to hospitals. Plasma is a therapeutic area that prepares and markets products derived from blood plasma. Biotechnology primarily represents minority equity positions in biotechnology joint ventures that manufacture and market reagents, chemicals, and systems for biotechnology companies and academic research laboratories.
         The following table shows revenues and expenses for the company's operating segments and reconciling items necessary to total to amounts reported in the consolidated financial statements. Information about segment assets, interest income and expense, and income taxes is not provided on a segment level as the segments are reviewed based on operating income. Corporate support functions and restructuring charges also are not allocated to segments. There are no inter-segment revenues. Depreciation is not available on a segmental basis.

Segments for year ended December 31, 1998


==================================================================================================================
                                                      PHARMACEUTICAL  NONPHARMACEUTICAL RECONCILING ITEMS    TOTAL
------------------------------------------------------------------------------------------------------------------
Net sales                                                 $ 6,127           $ 631           $   --          $6,758
------------------------------------------------------------------------------------------------------------------
Earnings from equity affiliates                           $     1           $  56           $   --          $   57
------------------------------------------------------------------------------------------------------------------
Amortization expense                                      $    22           $   9           $   81          $  112
------------------------------------------------------------------------------------------------------------------

Operating income (loss) before corporate                  $ 1,329           $ 149           $ (137)         $1,341
Corporate and all other                                                                                       (325)
------------------------------------------------------------------------------------------------------------------
Earnings before taxes                                                                                       $1,016
==================================================================================================================




Segments for year ended December 31, 1997


==================================================================================================================
                                                     PHARMACEUTICAL  NONPHARMACEUTICAL  RECONCILING ITEMS    TOTAL
------------------------------------------------------------------------------------------------------------------
Net sales                                                 $ 5,690           $ 896           $  --           $6,586
------------------------------------------------------------------------------------------------------------------
Earnings (loss) from equity investments                   $     5           $ (73)          $  --           $  (68)
------------------------------------------------------------------------------------------------------------------
Amortization expense                                      $    20           $   9           $  87           $  116
------------------------------------------------------------------------------------------------------------------

Operating income (loss) before corporate                  $ 1,086           $  25           $(126)          $  985
Corporate and all other                                                                                       (517)
------------------------------------------------------------------------------------------------------------------
Earnings before taxes                                                                                       $  468
==================================================================================================================


As part of the global turnaround program, the structure of the company has changed significantly from 1996 to 1998. It is therefore not practicable to display segmental earnings information for the year ended December 31, 1996, on a basis comparable to that presented above. Net sales of the pharmaceutical segment in 1996 totaled $6,025 while nonpharmaceutical sales were $1,151. The reconciling item for amortization expense represents goodwill amortization resulting from acquisitions by Pharmacia AB prior to the 1995 merger with The Upjohn Company. In addition to amortization, unallocated noncorporate general and administrative expenses are included in the other reconciling item. Corporate and all other amounts represent general and administrative expenses of corporate support functions, unusual items such as restructuring charges and litigation accruals, and net nonoperating income.
         The company's products are sold throughout the world to a wide range of customers including pharmacies, hospitals, chain warehouses, governments, physicians, wholesalers, and other distributors. No single customer accounts for 10 percent or more of the company's consolidated sales.
         The top selling 20 products in 1998 represent approximately 54 percent of total sales with no one product constituting more than 6 percent of total sales. A more comprehensive analysis of product sales performance is provided in the Financial Review on pages 35-36. The following table shows the company's sales geographically. U.S. exports to third-party customers are less than 10 percent of U.S. sales.


====================================================================
GEOGRAPHIC SALES FOR YEARS ENDED DECEMBER 31         1998     1997
--------------------------------------------------------------------
Sales to customers in:
United States                                     $2,498      $2,081
Japan                                                565         624
Italy                                                461         460
Germany                                              412         405
United Kingdom                                       352         300
Sweden                                               284         317
France                                               275         254
Spain                                                168         185
Rest of the world                                  1,743       1,960
--------------------------------------------------------------------
Total sales                                       $6,758      $6,586
====================================================================


         Long-lived assets include property, plant and equipment, goodwill and other intangibles, all net of depreciation or amortization.



====================================================================
Long-lived assets, December 31                     1998        1997
--------------------------------------------------------------------
United States                                     $1,832      $1,801
Sweden                                               995       1,322
Italy                                                443         416
Japan                                                186         188
United Kingdom                                       133         147
Ireland                                              123          81
Rest of the world                                    752         638
--------------------------------------------------------------------
Total long-lived assets                           $4,464      $4,593
====================================================================

                        Eight-Year Summary of Operations



                    -----------------------------------------
                    Pharmacia & Upjohn, Inc. and subsidiaries



======================================================================================================================
Years ended December 31                    1998      1997      1996      1995      1994       1993      1992      1991
----------------------------------------------------------------------------------------------------------------------
Dollar amounts in millions, except per-share data
OPERATING RESULTS
Net sales                               $ 6,758   $ 6,586   $ 7,176   $ 6,949   $ 6,704     $6,507   $ 5,910   $ 5,292
Other revenue                               135       124       110       146       119         54        28        22
----------------------------------------------------------------------------------------------------------------------
Operating revenue                         6,893     6,710     7,286     7,095     6,823      6,561     5,938     5,314
----------------------------------------------------------------------------------------------------------------------
Cost of products sold                     2,031     2,049     2,116     1,967     1,877      1,822     1,623     1,415
Research and development                  1,199     1,217     1,266     1,254     1,163      1,144       940       785
Marketing, administrative and other       2,633     2,665     2,642     2,617     2,583      2,596     2,393     2,183
Biotech                                     (52)       73        --        --        --         --        --        --
Restructuring                                92       316       518       104        20        269        46        58
Loss on nutrition sale                       52        --        --        --        --         --        --        --
Merger costs                                 --        --        67       138        --         --        --        --
----------------------------------------------------------------------------------------------------------------------
Operating costs and expenses              5,955     6,320     6,609     6,080     5,643      5,831     5,002     4,441
----------------------------------------------------------------------------------------------------------------------
Operating income                            938       390       677     1,015     1,180        730       936       873
Interest income                              89       110       159       216       157        227       248       166
Interest expense                            (25)      (33)      (56)      (94)     (112)      (183)     (136)     (119)
Gain on sale of subsidiary stock             --        --        55        --        --         --        --        --
All other, net                               14         1         3        (1)       46          4      (101)      (10)
----------------------------------------------------------------------------------------------------------------------
Earnings from continuing
   operations before income taxes         1,016       468       838     1,136     1,271        778       947       910
Provision for income taxes                  325       145       276       397       438        217       243       307
----------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations         691       323       562       739       833        561       704       603
Discontinued operations, net                 --        --        --        --         2         46      (129)      164
Cumulative effect of accounting
   changes (net of tax)                      --        --        --        --        --        (19)     (224)       --
----------------------------------------------------------------------------------------------------------------------
Net earnings                                691       323       562       739       835        588       351       767
----------------------------------------------------------------------------------------------------------------------
Dividends on preferred stock
   (net of tax)                              13        13        13        13        12         12        12        12
----------------------------------------------------------------------------------------------------------------------
Net earnings on common stock            $   678   $   310   $   549   $   726   $   823     $  576   $   339   $   755
----------------------------------------------------------------------------------------------------------------------
Net earnings per common share:
Diluted                                 $  1.31   $   .61   $  1.07   $  1.41   $  1.60     $ 1.13   $   .67   $  1.46
======================================================================================================================
FINANCIAL POSITION
Cash and cash equivalents               $   857   $   775   $   641   $   841   $   652     $  393     $ 373   $   544
Short-term investments                      352       539       696       974     1,134        447     1,176       670
Trade accounts receivable, net            1,417     1,303     1,705     1,535     1,480      1,416     1,272     1,109
Inventories                               1,032       958     1,012       976       887        833       728       735
Other current assets                        874       752       841       648       652        559       436       480
----------------------------------------------------------------------------------------------------------------------
Current assets                            4,532     4,327     4,895     4,974     4,805      3,648     3,985     3,538
Net assets of discontinued operations        --        --        --        --        --        278     1,989     2,644
Properties                                3,226     3,306     3,602     3,393     3,074      2,906     2,517     2,495
Goodwill and other intangibles, net       1,238     1,287     1,522     1,722     1,795      1,843     1,556     1,813
Other noncurrent assets                   1,316     1,460     1,154     1,372     1,273      1,220       826       855
----------------------------------------------------------------------------------------------------------------------
Total assets                            $10,312   $10,380   $11,173   $11,461   $10,947     $9,895   $10,873   $11,345
----------------------------------------------------------------------------------------------------------------------
Short-term debt, including current
   maturities of long-term debt         $   332   $   401     $ 235     $ 524   $   766      $ 769     $ 500   $   216
Other current liabilities                 2,519     2,287     2,268     2,116     2,110      2,001     2,077     1,572
Long-term debt and ESOP debt                508       634       823       870       953        950       739       919
Other noncurrent liabilities              1,353     1,520     1,606     1,564     1,508      1,411     1,158       949
Shareholders' equity                      5,600     5,538     6,241     6,387     5,610      4,764     6,399     7,689
----------------------------------------------------------------------------------------------------------------------
Total liabilities and
   shareholders' equity                 $10,312   $10,380   $11,173   $11,461   $10,947     $9,895   $10,873   $11,345
======================================================================================================================

                                 Quarterly Data



                    -----------------------------------------
                    Pharmacia & Upjohn, Inc. and subsidiaries



======================================================================================================================
1998 (UNAUDITED)                                     FIRST QUARTER   SECOND QUARTER     THIRD QUARTER   FOURTH QUARTER
----------------------------------------------------------------------------------------------------------------------
Dollar amounts in millions, except per-share data
Net sales                                                  $ 1,586          $ 1,654           $ 1,669          $ 1,849
Other revenue                                                   26               37                38               34
----------------------------------------------------------------------------------------------------------------------
Operating revenue                                            1,612            1,691             1,707            1,883
Cost of products sold                                          485              493               515              538
Research and development                                       274              292               272              361
Marketing, administrative and other                            601              717               634              681
Biotech                                                         (9)              (9)              (15)             (19)
Restructuring                                                   --               --                --               92
Loss on sale of nutrition                                       --               --                --               52
----------------------------------------------------------------------------------------------------------------------
Operating income                                               261              198               301              178
Interest income                                                 24               21                20               24
Interest expense                                                (6)              (5)               (6)              (8)
All other, net                                                  (2)               2                 7                7
----------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                   277              216               322              201
Provision for income taxes                                      88               70               103               64
----------------------------------------------------------------------------------------------------------------------
Net earnings                                               $   189          $   146           $   219          $   137
======================================================================================================================

Net earnings per common share:
Basic                                                      $   .37          $   .28           $   .42          $   .26
Diluted                                                    $   .36          $   .28           $   .41          $   .26
----------------------------------------------------------------------------------------------------------------------
Dividends declared per share                               $   .27          $   .27           $   .27          $   .27
----------------------------------------------------------------------------------------------------------------------
Market Price:
High                                                       $45.875          $46.688           $51.688          $57.250
Low                                                        $33.750          $38.250           $40.438          $44.875
======================================================================================================================



======================================================================================================================
1997 (UNAUDITED)                                     FIRST QUARTER   SECOND QUARTER     THIRD QUARTER   FOURTH QUARTER
Dollar amounts in millions, except per-share data
----------------------------------------------------------------------------------------------------------------------
Net sales                                                  $ 1,635          $ 1,703           $ 1,551          $ 1,697
Other revenue                                                   27               35                36               26
----------------------------------------------------------------------------------------------------------------------
Operating revenue                                            1,662            1,738             1,587            1,723
Cost of products sold                                          503              550               476              520
Research and development                                       283              281               268              385
Marketing, administrative and other                            602              652               585              826
Biotech merger and restructuring costs                          --               --                31               42
Restructuring charges                                           --               --               125              191
----------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                        274              255               102             (241)
Interest income                                                 29               25                26               30
Interest expense                                                (7)             (11)               (6)              (9)
All other, net                                                  (2)               1                (2)               4
----------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                            294              270               120             (216)
Provision for income taxes                                     100               92                41              (88)
----------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                        $   194          $   178           $    79          $  (128)
======================================================================================================================

Net earnings (loss) per common share:
Basic                                                      $   .38          $   .34           $   .15          $  (.26)
Diluted                                                    $   .37          $   .34           $   .15          $  (.26)
======================================================================================================================
